NI 43-101 Technical Report for the
San Martín Silver Mine, State of Jalisco,
Mexico

First Majestic Silver Corp.

Report No: DE-00324

 May 23, 2013

NI 43-101 Technical Report for the
San Martín Silver Mine, State of Jalisco,
Mexico

Prepared for
First Majestic Silver Corp.

DE-00324
May 23, 2013

Prepared by

Leonel López, C.P.G.

Table of Contents

1.	Executive Summary			1.1

	1.1	Property		1.1

	1.2	Geology		1.2

	1.3	Mineralization		1.2

	1.4	Exploration		1.2

	1.5	Mineral Reserves and Resources		1.4

		1.5.1	Mineral Resources	1.4

		1.5.2	Mineral Reserves	1.7

	1.6	Mining Methods		1.10

	1.7	Recovery Methods		1.11

	1.8	Infrastructure		1.12

	1.9	Environmental and Social		1.12

	1.10	Capital and Operating Cost Estimates		1.13

	1.11	Markets		1.14

	1.12	Economic Analysis		1.15

	1.13	Conclusions		1.15

	1.14	Recommendations		1.17

2.	Introduction			2.1

	2.1	Technical Report		2.1

	2.2	Purpose of the Technical Report		2.2

	2.3	Source of Information		2.2

	2.4	Participants in the Preparation of this Technical Report		2.2

3.	Reliance on Other Experts			3.1

	3.1	Legal Opinion		3.1

DE-00324 / May 23, 2013	Page i

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

	3.2	Environmental Declaration		3.1

	3.3	QA/QC		3.1

	3.4	Source of Information		3.1

4.	Property Description and Location			4.1

	4.1	Property Coverage		4.1

	4.2	Mineral Tenure		4.1

	4.3	Mining Concessions		4.2

	4.4	Claims Boundaries and Mineralized Zones		4.2

	4.5	Royalties, Back-in Rights, Agreements and Other Encumbrances		4.2

	4.6	Environmental Status		4.2

	4.7	Permitting		4.5

	4.8	Factors or Risks That May Affect the Property		4.6

5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography			5.1

	5.1	Accessibility		5.1

	5.2	Climate and Vegetation		5.1

	5.3	Local Resources and Infrastructure		5.3

	5.4	Physiography and Hydrology		5.3

6.	History			6.1

	6.1	Prior Ownership		6.1

	6.2	Historical Exploration		6.1

7.	Geological Setting			7.1

	7.1	Regional Geology, Structural		7.1

	7.2	Local Geology		7.3

	7.3	Mineralization		7.3

	7.4	Main Mineral Deposits		7.3

		7.4.1	Rosario – Condesa System (NS)	7.5

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This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

		7.4.2	Rosario Vein	7.5

		7.4.3	La Huichola N-S and E-W Veins	7.7

		7.4.4	Plomosa System (NW)	7.7

		7.4.5	Zuloaga System (EW)	7.7

		7.4.6	Esperanza Vein	7.9

8.	Deposit Types			8.1

9.	Exploration			9.1

	9.1	Geological Mapping		9.1

	9.2	Geochemical Sampling		9.1

	9.3	Pits and Trenches		9.1

	9.4	Geophysical Surveys		9.1

	9.5	Exploration Potential		9.1

	9.6	Exploration Programs		9.2

	9.7	RPM Opinion		9.2

10.	Drilling			10.1

	10.1	Drilling Methods		10.1

	10.2	Collar Surveys		10.2

	10.3	Down Hole Surveys		10.2

	10.4	Drilled Versus True Thickness		10.6

	10.5	Channel Samples		10.6

	10.6	RPM Opinion		10.6

11.	Sample Preparation, Analysis, and Security			11.1

	11.1	Sampling Methods		11.1

	11.2	Sample Preparation		11.1

	11.3	Laboratory Facilities		11.1

	11.4	Check Assaying		11.2

		11.4.1	Precision Review	11.4

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This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

		11.4.2	Accuracy Review	11.4

		11.4.3	Bias Review	11.6

	11.5	Density Determinations		11.6

	11.6	Conclusion		11.8

12.	Data Verification			12.1

	12.1	Data Verification		12.1

	12.2	Production – Sales		12.1

	12.3	Production - Reserves Reconciliation		12.2

	12.4	Conclusions		12.2

13.	Mineral Processing and Metallurgical Testing			13.1

	13.1	Mineral Processing		13.1

	13.2	Metallurgical Testing		13.1

14.	Mineral Resource Estimates			14.1

	14.1	Introduction		14.1

	14.2	Resource Estimation		14.1

	14.3	Grade Estimates		14.7

	14.4	Cutoff Grade		14.8

	14.5	Density Determinations		14.8

	14.6	Additional Geologic Potential		14.8

	14.7	Conclusions		14.9

15.	Mineral Reserve Estimates			15.1

	15.1	Cutoff Grade Calculation		15.1

	15.2	Reserves		15.1

	15.3	Conclusions		15.5

16.	Mining Methods			16.1

	16.1	Introduction		16.1

	16.2	Mining Review		16.1

DE-00324 / May 23, 2013	Page iv

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

		16.2.1	Mine Design and Production	16.1

		16.2.2	Mine Equipment	16.5

		16.2.3	Mine Personnel	16.7

		16.2.4	Mine Operating Costs	16.7

17.	Recovery Methods			17.1

	17.1	Ore Processing		17.1

		17.1.1	Ore Receiving	17.3

		17.1.2	Crushing	17.3

		17.1.3	Grinding	17.3

		17.1.4	Leaching	17.6

		17.1.5	Counter-Current-Decantation (CCD)	17.7

		17.1.6	Merrill-Crowe	17.7

		17.1.7	Refinery	17.8

		17.1.8	Reagent Preparation	17.8

		17.1.9	Tailings	17.8

18.	Project Infrastructure			18.1

19.	Market Studies and Contracts			19.1

	19.1	Product Marketing		19.1

20.	Environmental Studies, Permitting and Social or Community Impact			20.1

	20.1	Environmental Studies		20.1

	20.2	Permitting		20.1

	20.3	Health & Operating Safety		20.3

	20.4	Social or Community Impact		20.3

	20.5	Mine Closure		20.4

21.	Capital and Operating Costs			21.1

	21.1	Capital Expenditures		21.1

	21.2	Operating Costs		21.1

DE-00324 / May 23, 2013	Page v

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

22.	Economic Analysis		22.1

	22.1	Mine Development and Production, 9.5-Year Plan	22.1

	22.2	Economic Projections for the San Martín Silver Mine	22.5

	22.3	RPM Opinion	22.7

23.	Adjacent Properties		23.1

24.	Other Relevant Data and Information		24.1

25.	Interpretation and Conclusions		25.1

	25.1	Conclusions	25.2

26.	Recommendations		26.1

List of Tables

1-1	Reserve and Resource Statement, San Martin Mine, as of December 31, 2012	1.5
1-2	Mineral Resource Statement, San Martin Mine, as of December 31, 2012	1.6
1-3	Cutoff Grade Calculation	1.8
1-4	Mineral Reserves and Resources Statements as of December 31, 2012	1.9
1-5	2013 Capital Expenditures Plan	1.13
1-6	LOM D&E and Sustaining Capital	1.14
1-7	Operating Costs for LOM Plan	1.14
1-8	Base Case Financial Model – Cash Flow Summary	1.16

4-1	Mining Concessions – August 31, 2012	4.4
4-2	Other Mining Concessions Out of the Mine Area – December 31, 2012	4.5

6-1	Historical Silver Production	6.1

7-1	Summary Results of Minerographic Studies	7.4
7-2	List of Mineralized Vein Systems	7.6

10-1	Drilling by FMS Since Acquisition	10.1

11-1	San Martin QAQC Sample Summary	11.2
11-2	Check Sample Averages	11.6
11-3	Summary of Density Determinations to August 31, 2012	11.9

12-1	2011 Reconciliation Doré – Mineral Reserves	12.2

13-1	Production Statistics for October 2008 to December 2012	13.2
13-2	Samples Tested at the First Majestic Central Laboratory	13.2
13-3	Optimization Testing of a Composite of Samples Representative of Current Production	13.3

14-1	Mineral Reserves and Resource Statement, as of December 31, 2012	14.3
14-2	Measured and Indicated Oxides Mineral Resources as of December 31, 2012	14.4
14-3	Inferred Oxides Mineral Resources as at December 31, 2012	14.5

DE-00324 / May 23, 2013	Page vi

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

14-4	Measured and Indicated Mineral Resources as of December 31, 2012	14.6
14-5	Inferred Mineral Resources Statement as of December 31, 2012	14.7

15-1	Mineral Resources to Mineral Reserves Conversion as of December 31, 2012	15.2
15-2	Cutoff Grade Calculation	15.3
15-3	Mineral Reserve Statement as of December 31, 2012	15.4

16-1	2008 4th Qtr to 2012 Exploration and Development	16.2
16-2	Historical Production by Category (Oct 2008 to Dec 31, 2012)	16.3
16-3	Major Mine Equipment List 2012	16.6
16-4	Summary of Mine Personnel, December 31, 2012	16.7

17-1	List of Processing Equipment Required for Expansion to 1300 tpd	17.4
17-2	Total Leach Tank Volume with 12 Leach Tanks	17.6
17-3	Estimated Leach Time with 12 Leach Tanks in Operation	17.7

20-1	Summary of Investments on Community Activities, 2009 through 2012	20.3
20-2	Summary of Estimated Investments for Mine Closure as of December 31, 2012	20.4

21-1	Capital Expenditures 2008 through December 31, 2012	21.1
21-2	Operating Costs for LOM Plan	21.2

22-1	LOM Development Plan per Area, Meters	22.2
22-2	LOM Production Schedule, Annual Production, k Tonnes	22.3
22-3	LOM Project Manpower 2013 through 2022	22.4
22-4	2013 Capital Expenditures Plan	22.4
22-5	LOM D&E and Sustaining Capital	22.5
22-6	Operating Costs for LOM Plan	22.5
22-7	Base Case Cash Flow Summary US$	22.6
22-8	Sensitivity Analysis of Main Parameters	22.8

List of Figures

4-1	Mineral Concessions Map	4.3

5-1	General Location Map	5.2

7-1	Regional Geologic Map	7.2
7-2	Stratigraphic Column	7.10

8-1	Typical Genesis of Epithermal Deposits	8.2

10-1	Surface Drilling, Rosario Vein	10.3
10-2	Surface Drilling La Mancha Vein	10.4
10.3	Drill Hole (8) Interception Zuloaga Vein	10.5
10-4	Drill Hole (887) Interpretation – Rosario Vein	10.7
10-5	Channel Sampling – Rosario Drift	10.8

11-1	Sample Duplicate Pairs, 2009 – 2013	11.5
11-2	Sample Checks for 2010 and 2012	11.7

14-1	Longitudinal Section Zuloaga Vein with Resource/Reserve Blocks	14.10

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This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

14-2	Longitudinal Section Rosario Vein with Resource/Reserve Blocks	14.11
14-3	Rosario Mineralized QTZ-BX Vein DH R-904	14.12

15-1	Rosario Vein Mine Plan	15.6
15-2	Zuloaga Vein Mine Plan	15.7

16-1	Longitudinal Section Idealized Mechanized Cut and Fill Stope	16.4

17-1	General Plant Layout	17.2
17-2	Process Flow Sheet	17.5

22-1	Sensitivity Analysis, Project Net Present Value, Project Internal Rate of Return	22.9

DE-00324 / May 23, 2013	Page viii

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

1.       Executive Summary

RungePincockMinarco (RPM), was retained by First Majestic Silver Corp. (FMS), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martin Silver Mine (San Martin) operation, as represented and in operation by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. (El Pilón).

Preparation of this Technical Report for FMS by RPM included a site visit (August 28 to September 1, 2012) to review the San Martin mining operation’s current status, including underground mines, processing plant facilities and present environmental and infrastructure conditions.

The San Martin silver mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation in the Zuloaga vein. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside.

Since 1983, when El Pilón initiated operations in the area, to December 31, 2012, about 5.4 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 38.1 million of equivalent silver ounces, including some gold and lead. Most of the San Martin mineral production has been mined out from the Zuloaga vein, with minor production extracted from the La Blanca, Rosario, La Huichola, La Hedionda, La Esperanza, Cinco Señores, and other veins.

1.1     Property

The San Martin Silver Mine is located near the town of San Martin de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martin operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara City. Driving time is four to five hours and flying time is about 45 minutes by commuter or charter plane. The town of San Martin de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters above sea level (masl). The mine located to the northwest of the town at elevations between 1,080 and 1,420 masl. The distance from the mine to the plant is about 13 km. Oxidized ore is being mined primarily from the Zuloaga vein and from the adjacent La Blanca, Rosario and other veins.

El Pilón holds 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares which is a material change from previous Technical Reports due to application of two new mining concessions on June 27, 2012, which are in process of registration and cover 29,676.09 hectares (73,331 acres). These new concession applications cover prospective land identified by San Martin’s geological staff however the mineral rights do not include surface land rights. El Pilón has acquired 1,295.8 hectares of surface land that cover the areas where the company has the mines access, mine installations, and part of the access roads. Additionally, El Pilón owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located. Mineral rights and surface land rights are independent of each other.

UTM coordinates at the central part of the San Martin mine operation area are as follows:

North – 2,375,500;                    East – 615,000

DE-00324 / May 23, 2013	Page 1.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

1.2     Geology

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). Volcanism, structural development and mineralization in the San Martin area occurred during late Miocene, resulting in a complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima formation.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall. The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 meters. Production also occurs from the La Blanca vein, a vertical split off of the Zuloaga vein. El Pilón is developing exploration and rehabilitation of workings along crosscutting veins to the Zuloaga structure and in other veins such as the Rosario, La Condesa, La Hedionda, La Huichola, La Esperanza and other promising veins.

1.3     Mineralization

Mineralization at San Martin is enclosed by rhyolites of the Alacrán formation with projected base at the top of the andesites of the Guásima formation; while the high grade concentrations of silver mineralization encountered in other parts of the Bolaños Mining District are capped by this Guásima formation. This may indicate that there is a high possibility to uncover important mineral concentrations under the Guásima formation at the San Martin Silver Mine (see Figure 7-3).

The San Martin mineral deposits have been classified as Epithermal deposits with low sulfide content. It occurs enclosed by structurally controlled vein deposits, in dissemination associated to some adjacent areas to the veins, as well as filling breccia zones. According to Park & Mac-Diarmid, 1970, p.344, the “hydrothermal deposits formed within 3,000 ft of the Earth’s surface and in the temperature range of 50°-200° C, occurring mainly as veins”.

Silver occurs in the veins primarily as argentite and was deposited after the base metals. Native silver and possibly chlorargyrite occur below the surface outcrops and in the upper workings, as a product of surface oxidation of the sulfide mineralization. Gold is only present in minor amounts and shows no correlation with silver due to its very low concentrations.

Minerographic studies performed by counting grain minerals under microscope at 400 X magnification on samples taken from the San Martin mill at sizes of +140 mesh and +200 mesh resulted in an average content of about 83% of free minerals contained by the vein deposits, including gangue minerals (67%), native silver (7%), sphalerite (3%), copper minerals (1%), galena (1.5%), and gold (1%). Additionally, an average of about 17% of the minerals occur as grains with associated minerals including native silver and pyrite, galena, sphalerite, and chalcopyrite, as well as micro-crystals of gold, galena, and copper minerals.

1.4     Exploration

The San Martin vein outcroppings show alteration zones that may be correlated to ore concentrations in the upper portion of the Zuloaga vein. The Zuloaga vein projections from developed mine levels towards its outcropping are under development, since they may hold a significant amount of oxide mineralization. Access to the zone is difficult due to topographic constraints; however, FMS is developing access from the La Escondida level, at the Pinolea level (Figure 14-1).

DE-00324 / May 23, 2013	Page 1.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Direct exploration development is integrated into the mine preparation programs, and for vein deposits this has proven to be the most cost effective method of exploration. For the period of October 2008 to December 31, 2012, the El Pilón initiated an aggressive program of exploration including 295 drill holes from underground sites for a total drilled depth of 29,444 meters. This program was complemented with drilling 140 holes from surface sites for a total of 31,674 meters. Additionally, for the same period FMS has developed about 5,512 meters of underground access development in drifts and crosscuts for exploration and drilling.

Exploration sampling for reserve delineation in the San Martin mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine, and are taken perpendicular to the vein structure, across the back of the drift. Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and generally good core recovery with an average of 90% reported for the entire hole and 85% for the mineralized zones.

Channel sampling, exploration, mine development and production, and plant samples are sent to San Martin’s on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, San Martin performs multiple assays, up to three times on some samples, and periodic check analyses on samples.

Prior to RPM’s 2009 recommendations to implement a continuous QAQC and check assay program, no systematic check or QAQC program had been used. To evaluate sample quality control, First Majestic performed periodic check analyses on samples. This check samples are systematically inserted every 20 samples and since 2004, samples were sent each month to Chemex Laboratories, SGS Laboratories, Met-Mex Peñoles Laboratory and to Laboratorio Industrial Metalurgica Herrera for duplicate samples and duplicate pulp sample analysis.

The QAQC field duplicate pairs for the San Martin project were reviewed analytically as well as graphically within scatter plots and Thompson-Howarth Precision Versus Concentration charts of the sample pair correlations. The pulp duplicates for 2009 to 2012 were found to have a relatively strong correlation and good precision has been inferred through the pulp duplicate review. It is the author's opinion that a satisfactory level of precision can be inferred within the 2009 to 2012 silver results reported by the internal lab at the San Martin Silver Mine.

The accuracy for the reported analytical results was monitored using three standards and two blank materials. The internal lab standard data was also provided by FMS, and this has shown that the accuracy was apparently well controlled. After the detailed review of the blanks and with the discussed limitations considered, the accuracy inferred by the internal blanks and standards is satisfactory.

The calculation of the control limits for the standard and blank materials has allowed for an improved review of the result accuracy. In addition the lab reviewed and analysed standard results that have shown that the accuracy was likely maintained at an acceptable rate.

Overview of the statistical averages and the charts related to the 2010 check samples has shown that there is no significant bias in the results reported by the internal lab compared to those reported by Stewart Group Lab. It is the author's opinion that this level of apparent bias is not significant enough to merit concern with the project analytical results.

The Mineral Reserve and Resource estimation included data since 2008 when assurance/quality control procedures have been implemented, as suggested by RPM, as a result the amount of duplicate samples has been increased by including mine samples, drill core samples, rejects, pulps, standards, and blank samples. This program has included testing of 2,333 duplicate samples by internal and external checks which have resulted in silver assays correlations of 98 to 99% for pulp duplicate samples which validate assaying methods between the San Martin and Inspectorate Lab. More details on San Martin’s sampling and assaying QA/QC programs are presented in Section 11.0 of this TR.

DE-00324 / May 23, 2013	Page 1.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

1.5     Mineral Reserves and Resources

The San Martin Mineral Resources are divided in two types, oxides and sulphides because of the nature of the mineralization and the type of viable metallurgical process that is amenable for each type of mineral. The existing San Martin processing facility is for oxides minerals. For the purpose of evaluation in this report only mineral oxide resources are deemed to Reserves. Sulphides minerals need further metallurgical studies to test for viability and be converted to reserves in the future. Mineral estimation of oxides and sulphides at San Martín are shown in Table 1-1, Resource and Reserve Statement, San Martín Silver Mine as of December 31, 2012. Further in this section the mineral resources and reserves estimation is explained in Tables 1-2 to 1-4.

1.5.1     Mineral Resources

Mineral Resource estimates were prepared by FMS staff and reviewed as of December 31, 2012 by RPM.

Mineral Resources are estimated using polygonal methods and are informed by core borehole and underground channel sampling data. Resource blocks are defined or re-evaluated monthly to take into account new sampling and production data.

Resource estimation by San Martín is based on projections of the mineralized zones of 25 meters beyond the areas of the drill holes vein interceptions for the measured resources, and another 25 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent drill holes and known ore blocks, and sampling in mine workings located within the block area. An average of silver grade is assigned to each polygon based on the length-weighted average Ag assays from core or channel samples within that block, capped as appropriate

Mineral resources are classified into Measured, Indicated and Inferred categories primarily based on sampling data density and distance from the known mineralized areas or remaining Mineral Reserves from previous estimates. A resource polygon (25m X Vein width X length of vein development) is considered measured if one or more of its sides are exposed to a mineralized block of known mine development area. A resource polygon is considered Indicated if it is also intersected by one borehole which is located less than 50 m from the adjacent areas of known mineralized blocks. Inferred blocks include polygons not meeting Measured and Indicated criteria. Inferred Mineral Resources consist of blocks estimated beyond 50 m and less than 100 m of the known mineralized zones and may include limited drill intercepts of access from other mine levels.

The San Martín Mineral Resources are divided in oxides and sulphides. The estimated cutoff grade for oxides is 64 g/t-Ag and for sulphides 37 g/t-equivalent Ag. This estimate is based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms for the oxides and a metallurgical recovery and payable metal of 51% and 96% for silver, 75% and 95% for lead and 78% and 85% for zinc for the sulphides.

The Inferred Resources in sulphide mineral estimated in 2008 decreased from 4.5 M to 1.0 M, as a result of less tonnage passing a higher cutoff grade because of lower lead and zinc prices and recoveries from metallurgical testing in 2009.

Sulphide estimation of resources considers the mining cost calculated for San Martin, and the flotation cost is considered same as for La Parrilla flotation processing for evaluation purposes.

Mineral Resources are reported using a three year trailing average silver price of US$28.82 / oz, a lead price of US$1.00/lb and a zinc price of US$0.95/lb.

Mineral Resources for San Martin are presented in Table 1-2. Mineral Resources are reported exclusive of the Mineral Resources modified to produce Mineral Reserves.

DE-00324 / May 23, 2013	Page 1.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 1-1
First Majestic Silver Corp.
San Martin Silver Mine
Mineral Reserves and Resources Statement as of December 31, 2012

Clasification	Type of Mineral	Tonnage (000's)	Vein Width in meters	Mineral Grade gpt Ag	Mineral Grade % Pb	Mineral Grade % Zn	Ag Equivalent Ounces from Pb and Zn (000'S)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Reserves
Proven	Oxides	1,349	2.7	168	-	-	-	7,287	7,287
Probable	Oxides	2,923	4.1	157	-	-	-	14,722	14,722
Total P&P	Oxides	4,271	3.7	160	-	-	-	22,008	22,008
Resources
Measured	Oxides	-	-	-	-	-	-	0	0
Indicated	Oxides	35	1.8	136	-	-	-	154	154
Total M&I oxides	Oxides	35	1.8	136	-	-	-	154	154
Measured	Sulphides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated	Sulphides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total M&I sulphides	Sulphides	741	4.4	61	0.68	1.46	1,706	3,825	5,531
Total M&I	Oxides and Sulphides	777	4.3	64	0.65	1.39	1,706	3,979	5,685
Total Resources and Reserves	Oxides and Sulphides	5,048	8.0	146	0.10	0.21	1,706	25,987	27,693
Inferred	Oxides	10,163	4.2	169	-	-	-	55,218	55,218
Inferred	Sulphides	994	2.8	54	0.68	1.60	1,642	3,364	5,006
Total Inferred Resources	Oxides and Sulphides	11,157	4.1	159	0.06	0.14	1,642	58,582	60,224

(1) A minimum width of vein of 2 meters was considered for the blockage estimation
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance.
Measured and Indicated Resources consists of the remaining of the total Resources after the reclassificacion of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 1.5

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 1-2
First Majestic Silver Corp.
San Martin Silver Mine
Mineral Resources Statement as at December 31, 2012

Clasification	Type of Mineral	Tonnage (000's)	Vein Width in meters	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Measured	Oxides	1,278	2.7	185	-	-	-	7,593	7,593
Indicated	Oxides	2,804	4.2	172	-	-	-	15,495	15,495
Total Measured and Indicated	Oxides	4,082	3.7	176	-	-	-	23,089	23,089
Measured	Sulphides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated	Sulphides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total Measured and Indicated	Sulphides	741	4.4	61	0.68	1.46	1,706	3,825	5,531
Total Measured and Indicated	Oxides and Sulphides	4,823	3.8	158	0.10	0.22	1,706	26,914	28,619

Inferred	Oxides	10,163	4.2	169		-	-	- 55,218	55,218
Inferred	Sulphides	994	2.8	54	0.68	1.60	1,642	3,364	5,006
Total Inferred Resources	Oxides and Sulphides	11,157	4.1	159	0.06	0.14	1,642	58,582	60,224

(1) A minimum width of vein of 2 meters was considered for the blockage estimation.
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7.
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclasification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassificacion of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 1.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

RPM believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. RPM believes that the classification of the Measured, Indicated and Inferred Resources in this Technical Report meet the standards of Canadian NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The resources herein reported by FMS for the San Martín mine were reviewed by RPM and constitute part of an operation by FMS. There are no significant technical, legal, environmental, or political restrictions; therefore, in RPM’s opinion these Resources may not be materially affected by issues that could prevent their extraction and processing.

Factors which may affect the Mineral Resource estimates include the cutoff grade which may vary because of commodities prices fluctuations, the unexpected presence of local faulting, changes in the metallurgical recovery assumptions, and the continued control of dilution assumptions.

1.5.2    Mineral Reserves

For the purposes of the economic evaluation only oxide Measured and Indicated resources were deemed Reserves. The Reserves tabulated in this report are based on a breakeven cutoff grade and factors for mining recovery and mining dilution.

The resource estimation for sulphide mineralization has some upside potential to be converted to reserves in future estimates with additional metallurgical tests and the development of additional exploration drifting and drilling.

Preliminary metallurgical tests conducted on sulphide mineralization at SGS laboratory in 2008 indicate recoveries in the range of 51% for silver, 75% for lead and 78% for zinc. However, more detail studies must be completed in order to be able to have supporting data before any effort to convert the sulphide resources to reserves.

The conversion of Mineral Resources to Mineral Reserves is straightforward and is based on experience and good reconciliation history. Mineral Resources classified as Measured or Indicated are converted to the appropriate Mineral Reserves category. For the determination of Reserves, a stoping method/ore characteristic specific external dilution factor is applied to the Mineral Resources based upon reconciliation experience; this dilution factor is 10%. Then, a historical mining recovery factor is applied to produce the Reserves such that it is assumed that 95% of the mineralization estimated in a block will be recovered by mining. Minimum mining widths and metallurgical recovery assumptions are applied at the resource estimation stage. Mineral Reserves are reported at the same cutoff grade as Mineral Resources, The cutoff grade of 64 g/t-Ag, for the oxides and 37 g/t equivalent silver for sulphides is based on the assumptions listed in Table 1-3.

Reserve tonnes of oxide mineral are 5.5% higher than Resource tonnes of oxide mineral, and Reserve grades of Ag are 10% lower than Resource grades, largely due to mining dilution.

Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.

Mineral Reserves are reported as of December 31, 2012. RPM considers that the procedure for converting Mineral Resources to Reserves follows industry best practice and is backed up with many years of operating history. However, RPM recommend that thorough reconciliation studies be systematically applied in order to validate the historical data.

The process of converting Mineral Resources into Mineral Reserves is presented in the combined Table 1-4.

DE-00324 / May 23, 2013	Page 1.7

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 1-3
First Majestic Silver Corp.
San Martin Silver Mine
Cutoff Grade Calculation

Tonnes Produced	Tonnes	286,206
Payable Silver Ounces Produced	Oz	953,269
Silver Ounces Produced	Oz	957,195
Ounces Silver Equivalent Produced	Oz Eq	70,725
Total Ounces Silver Equivalent Produced	Oz Eq	1,027,920
Description (oxides cutoff)	YTD 2012	LOM Plan
Mining	$13.11	$13.11
Milling	$22.71	$22.71
Indirect	$7.62	$7.62
Subtotal	$43.44	$43.44
Freight and Insurance	$1.48	$1.34
Smelting and Refining	$1.08	$1.41
Subtotal	$2.56	$2.75
Direct Cost per Tonne	$46.00	$46.19
Mining	US$/Tonne	13.11	13.11
Milling	US$/Tonne	22.71	22.71
Indirect	US$/Tonne	7.62	7.62

Selling Cost	US$/Tonne	1.48	1.48
Smelter Cost	US$/Tonne	1.08	1.08
Royalties
Direct Cost per Tonne	US$/tonne	46.00	46.00
Silver Price Year Average (Kitco Silver)		US$/oz
	2010	$20.19
	2011	$35.12
	2012	$31.14
Silver Price 3-year trailing average (Kitco Silver)		$28.82
Metallurgical recovery		78.0%
Payable Silver at Refinery		99.5%
Cutoff grade = Cost/(Ag Prc/Met Rec/Pay Ag)x31.1035	gpt Ag	64
Description (sulphides cutoff)	Estimated Cost
US$/Tonne
Mining	$13.11
Milling	$8.63
Indirect	$7.62
Subtotal	$29.36
Freight and Insurance	$4.62
Smelting and Refining	$18.65
Subtotal	$23.27
Direct Cost per Tonne	$52.63
Metal Prices (Kitco Silver & Base Metals) year average	Silver US$/oz	Lead US$/lb	Zinc US$/lb
2010	$20.19	$0.97	$0.98
2011	$35.12	$1.09	$1.00
2012	$31.14	$0.94	$0.88
Metal Prices 3-year trailing average (Kitco Silver & Base Metals)	$28.82	$1.00	$0.95
Metallurgical Recovery	51.0%	75.0%	78.0%
Payable Silver at Refinery	96.0%	95.0%	85.0%

Cutoff grade = Cost/(metals Prc/Met Rec/Pay)x31.1035 equiv	gpt Ag	37
grams of silver

DE-00324 / May 23, 2013	Page 1.8

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 1-4
First Majestic Silver Corp.
San Martin Silver Mine
Mineral Reserves and Resources Statements as of December 31, 2012

A) RESOURCE STATEMENT SAN MARTIN MINE
Clasification	Type of Mineral	Tonnage (000's)	Vein Width in meters	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Measured	Oxides	1,278	2.7	185	-	-	-	7,593	7,593
Indicated	Oxides	2,804	4.2	172	-	-	-	15,495	15,495
Total Measured and Indicated	Oxides	4,082	3.7	176	-	-	-	23,089	23,089
Measured	Sulphides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated	Sulphides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total Measured and Indicated	Sulphides	741	4.4	61	0.68	1.46	1,706	3,825	5,531
Total Measured and Indicated	Oxides and Sulphides	4,823	3.8	158	0.10	0.22	1,706	26,914	28,619

Inferred	Oxides	10,163	4.2	169	-	-	-	55,218	55,218
Inferred	Sulphides	994	2.8	54	0.68	1.60	1,642	3,364	5,006
Total Inferred Resources	Oxides and Sulphides	11,157	4.1	159	0.06	0.14	1,642	58,582	60,224

B) RESERVE STATEMENT SAN MARTIN MINE, Inclusive of the total RR
Clasification	Type of Mineral	Tonnage (000's)	Vein Width in meters	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Proven	Oxides	1,349	2.7	168	-	-	-	7,287	7,287
Probable	Oxides	2,923	4.1	157	-	-	-	14,722	14,722
Total Proven and Probable	Oxides	4,271	3.7	160	-	-	-	22,008	22,008

Total Proven and Probable	Oxides	4,271	3.7	160	-	-	-	22,008	22,008

C) RESOURCES STATEMENT SAN MARTIN MINE, Inclusive of the total RR
Clasification	Type of Mineral	Tonnage (000's)	Vein Width in meters	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Measured	Oxides	-	-	-	-	-	-	0	0
Indicated	Oxides	35	1.8	136	-	-	-	154	154
Total Measured and Indicated	Oxides	35	1.8	136	-	-	-	154	154
Measured	Sulphides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated	Sulphides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total Measured and Indicated	Sulphides	741	4.4	61	0.68	1.46	1,705.62	3,825	5,531
Total Measured and Indicated	Oxides and Sulphides	777	4.3	64	0.65	1.39	1,706	3,979	5,685
Inferred	Oxides	10,163	4.2	169	-	-	-	55,218	55,218
Inferred	Sulphides	994	2.8	54	0.68	1.60	1,642	3,364	5,006
Total Inferred	Oxides and Sulphides	11,157	4.1	159	0.06	0.14	1,642	58,582	60,224

(1) A minimum width of vein of 2 meters was considered for the blockage estimation.
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7.
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance.
Measured and Indicated Resources consists of the remaining of the total Resources after the reclassification of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 1.9

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Going forward there exist opportunities to reduce dilution by tighter control on blasthole drilling and charging resulting in less over break and/or unintentional mining.

Factors that may affect the Mineral Reserve estimates include commodity prices assumptions and operating costs assumptions, which could affect the cutoff grade. Other factors include geotechnical assumptions, appropriate control of dilution and metallurgical assumptions, and unplanned variations to the approved mine plan.

1.6     Mining Methods

The principal vein that is being exploited in the San Martin mine is the wide, continuous Zuloaga vein from which mainly oxide ore has been extracted. However, some oxide ore is being derived from development and stoping in the Esperanza and Rosario (and ancillary veins) exploration projects as well as from recovery of old low-grade dumps, and old stope backfill material.

The Zuloaga section of the San Martin mine is developed through a series of trackless levels from the surface, most of which were commenced as adits from the mountainside. Levels from the lowest to the highest are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa María, San José, Santa Elena, La Escondida and Pinolea levels. Most of the level spacing is approximately 35 meters vertically, with the exception that the spacing between the Pinolea and La Escondida levels is 70 meters. In the future, the engineers plan the spacing between all new levels at a minimum of 60 meters.

The Esperanza exploration project is situated to the east of the main San Martin mine and is being explored and developed through a surface adit (elevation 1,570 masl), a drift on vein, footwall drift in waste to prepare an ore block for stoping, and a decline to develop a new level below the surface adit. To date a small ore block has been developed, a run-around drift driven and the operators have stoped the back out over adit level.

Likewise, the Rosario and ancillary veins, located to the west of the San Martin mine, are being explored and developed through adits from the surface. To date two adits and reactivation of the existing Mina del Agua level, have been started on the Rosario vein, an adit has been commenced on the Hedionda vein and another adit is being driven on the Huichola Vein. Several ore blocks have been identified, and the operators have driven footwall or hangingwall run-around preparation drifts, and have stoped the backs out of many of the blocks. RPM believes that stoping of the new ore identified in the exploration projects is a serious impediment to the logical planning of mining for the future.

Current mine production has been averaging about 510 tpd from stopes and development located on La Escondida, San José, Ballenas, Cangrejos, San Pablo, San Juan, and Santa Elena levels of the Zuloaga vein and on the veins of the above-mentioned exploration projects. Shortfalls in mine production are being made up by mucking old backfill material from Zuloaga stopes, which contains silver mineralization, albeit low-grade mineralization.

Most underground stope mining is with a mechanized overhand cut-and-fill method, employing mine waste as backfill. Mechanized, cut and fill stopes are developed either directly on the vein, or by first driving a drift on the vein, and then driving a parallel drift about 8 m away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 m from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. Backfill is either derived from waste development work, or is mined from chambers in the hangingwall of the stope. Opening sizes are typically about 3.5 m by 3.5 m and ramp gradients are generally limited to about 12%. The average productivity in exploration and development headings is about 0.74 m per man shift, which is in the normal range for this type of development. Both development and stope drilling is usually performed using jackleg drills, but some one and two-boom jumbo units are now being used in the mines, mainly for drifting but also in some stoping. Blasting is accomplished with commercial ammonium nitrate/fuel oil (ANFO) explosives. Underground loading and haulage is done with 2-yd3, 3-yd3 and 5-yd3 LHD's (scooptrams) and 10- to 22-tonne capacity trucks.

DE-00324 / May 23, 2013	Page 1.10

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Mineralized material from the underground workings is hauled to stockpile areas near the main adits. This ore is loaded from the stockpiles with front-end loaders into 22-tonne capacity trucks for transport to the mill, situated about 13 kilometers away from the mine via a gravel road. Ore haulage from the mine to the mill is performed by a contractor.

The current ventilation system for the Zuloaga vein appears adequate for the production rate and the amount of diesel equipment in the mine. Ventilation to the working areas flows through portals at the east end of the mine and into the mine’s development and production areas. The ventilation flows are assisted by a series of “booster” fans installed in the circuit and also by a large (250,000 cfm) exhaust fan installed at the west portal of the Santa Maria level. Smaller, axial-vane fans are available for local ventilation. In 2013, the operators plan a number of ventilation raise bore holes in the Rosario, Pinalillo and Huichola vein exploration projects.

Dewatering has never been a major problem for the Zuloaga vein and in most work areas are dry and dewatering is minimal.

Mine equipment includes several brands of used equipment that have been rehabilitated by the mine mechanics and some new mobile equipment, including two Toro 6, 3.3 -m³ LHD’s and two Sandvik EJC 522, 22 - tonne capacity mine trucks. All of the equipment appears to be in good operating condition and is being maintained fairly well.

As of December 31, 2012 the total contingent of personnel working at the San Martin operation, including contractors was 441 people.

1.7     Recovery Methods

Mineral is transported approximately 13 km to the processing plant located on the east side of the town of San Martin de Bolaños and the Bolaños River. Support facilities for the operations are also near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and some employee housing.

The plant operates on a nominal 900 tpd feed rate, and a plant expansion is planned for 2013 that will see the production rate increase to a nominal 1,300 tpd. The current 900 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crowe method, by adding zinc dust and smelting the precipitates into doré bars for shipment to a smelter. A gravity separation circuit consisting of two Falcon concentrators and one vibrating Wilfley table was added to the processing system to recover coarse grains of gold that were not leached in the cyanidation circuit.and some sulfides.

Mineral, which consists of both run-of-mine ore and fines fraction screened from old waste dumps, is delivered to the plant by a contract trucker in 22 tonne capacity end-dump trucks. The ore is normally dumped directly onto the coarse ore grizzly and into the 200 tonne bin. Material is withdrawn from the coarse ore bin and fed to the primary jaw crusher. Crushed material then feeds through to the secondary and tertiary crushers. The final crushed ore is 100% passing 13 mm and 80% passing 5.2 mm, and is discharged to a covered fine ore stockpile.

There are three ball mills operating in parallel that receive the fine ore material. Each mill operates in closed-circuit with a nest of D20 hydrocyclones. The ball mill cyclone overflow is pumped to a 50 foot diameter pre-leach thickener. Approximately 40 percent of the precious metals are dissolved in the grinding and pre-leach thickener. The remainder must be dissolved in the leach circuit. The pre-leach thickener overflow is stored in three 240 m3 tanks as feed to the Merrill-Crowe circuit. Thickener underflow at approximately 50 percent solids is leached in a series of ten 28 foot diameter x 28 foot agitated tanks. Leach time is set at 96 hours. The expansion to 1,300 tpd includes modifying the current processing layout, and adding a cone crusher, three new leach tanks and one new thickening tank. This will increase the capacity of the processing plant to maintain the necessary leach time for the optimum silver extraction.

DE-00324 / May 23, 2013	Page 1.11

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The Counter-Current-Decantation (CCD) Circuit consists of five 50-foot diameter thickeners. The pregnant solution containing approximately 25 ppm silver from three 240 m3 storage tanks is filtered such that the filtered solution contains less than 5 ppm of suspended solids. Twin de-aeration towers are used to remove oxygen from this solution to approximately 0.5 ppm prior to zinc precipitation in one of four Plate & Frame Filters. Each precipitate filter is shut-down and precipitates removed about once per month. Precipitate averages about 75% silver. Barren solution from the precipitation filters is pumped to a 450 m3 barren solution tank.

The zinc precipitate is dried in an open oven prior to being fluxed and smelted. The doré averages about 94% silver. Slag is crushed and barreled for periodic shipment to the Met-Mex Peñoles smelter at Torreon for sale.

Plant reagents include sodium cyanide, lime, and flocculant.

The plant tailings are pumped to one of two tailings facilities. The tailings are normally directed to the No.1 dam during wet months and No. 2 dam during dry periods. There are about five years of additional capacity remaining in the existing tailings facilities and there is plenty of space available for future expansion. Water is reclaimed from the tailings dams and returned to the plant. San Martin has already started the purchase of two 150 Micronics plate and frame filterers sized for 1,300 tpd to prepare a “dry tailings” for stacking for the expansion. This purchase is planned to occur in year 2013. The dry stacked tailings will be stored on the downstream face of the two dams.

1.8     Infrastructure

The infrastructure on site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. Mine and plant installations, including camp facilities, tailings storage including a new tailings dam in operation from early 2012, and waste disposal areas required for the mining and milling operation of San Martin are located on land owned by FMS.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000 volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks.

Potable water for the plant site is supplied from the Bolaños River. Process water is sourced from the tailings dams and augmented by fresh water as required. Potable water for the mine site is sourced from near-by creeks.

1.9     Environmental and Social

RPM is aware the liabilities are typical for an underground mining operation with tailings dumps and water reclamation. In addition, there are also waste dumps that are built at the mine adits on a controlled manner, and all the roads for transportation from mine adit to mine adit as well as haulage of mineral to the mill. The haulage is the main issue producing dust, especially as it passes by the San Martin town, thus the mineral is covered with a canopy to avoid additional disturbances. Also soil disturbance is part of the typical environmental liabilities in the San Martin mining district.

RPM observed the current site safety and environmental conditions to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided us during the site visit. RPM’s assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In RPM’s opinion, the San Martín mine is in compliance with the safety and environmental laws and regulations.

RPM has received a copy of document dated September 21, 2012, that presents a list of the permits and authorizations for the San Martín operation showing FMS is in compliance with applicable regulations and obtains permits as required.

DE-00324 / May 23, 2013	Page 1.12

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Active participation of San Martin is in support of the school system including economic participation for teachers and school personnel, materials and facilities improvement, and including voluntary presentations for the proper use of water and other health habits, including sports and medical care. San Martin maintains an active participation in development and care of the community’s infrastructure, such as road maintenance, water supply, health facilities, cleaning programs and waste disposal. San Martin collaborated with the community in the construction of water pipelines for the town and nearby residents in preparation for human and cattle water consumption during the dry season.

The San Martin mine Closure Plan for 2012 was updated and presented to the corresponding authorities in the city of Guadalajara, State of Jalisco on January 4, 2012. The Mine Closure costs were estimated on the bases of the Asset Retirement Obligations which are applicable to the execution of the various activities to be carried out for all the installations and infrastructure developed for exploration, mining, and processing to return the area to original or similar conditions of natural environment. The estimated costs include all installations and infrastructure used in mining operations which will be sealed and for final disposition of foundations, machinery, and equipment to be retired from the area. The Plan also includes handling of all the dangerous substances and residues, as well as revegetation of the land with local species. The estimated cost for the Mine Closure Plan resulted in an increment of 9.5 percent increase with respect to the previous estimated cost, for a total of $2.6 million as of December 31, 2012.

1.10    Capital and Operating Cost Estimates

Capital costs are based on a combination of the 2013 LOM budget and vendor quotes. The estimate in Table 1-5 relates to the projected capital requirements for the planned expansion.

TABLE 1-5
First Majestic Silver Corp.
San Martín Silver Mine
2013 Capital Expenditures Plan

Description	Total US$ (000's)
Mill and Other Equipment	4,835
Mine Equipment	958
Sustaining Capital for Operation	5,793
Development and Exploration	2,703
Processing Plant Expansion	13,997
Development for Expansion	4,356
Expansion Project 1,300 tpd	18,353
TOTAL	26,849

Sustaining capital requirements over the LOM are indicated in Table 1-6.

Operating cost estimates are derived from the 2013 budget for the LOM operating plan. The budget is built using various cost inputs including operating experience, quotes from various service providers, anticipated personnel changes, and changes in production. The life-of-mine operating cost estimate is $46.19/tonne, as shown in Table 1-7.

DE-00324 / May 23, 2013	Page 1.13

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 1-6
First Majestic Silver Corp.
San Martín Silver Mine
LOM D&E and Sustaining Capital US$ (000's)

Description	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Mine Development	6,145	5,605	5,916	6,871	7,336	7,455	6,672	5,425	5,295	56,720
Exploration	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,000		9,400
Development & Exploration	7,345	6,805	7,116	8,071	8,536	8,655	7,872	6,425	5,295	66,120
Mine Equipment	1,200	1,200	1,200	1,200	1,200	800	800	800		8,400
Plant Equipment	200	200	200	200	200	200	200	200		1,600
Reclaiming									500	500
Tailings Pond Lift	150	150	150	150	150	150	150	150	150	1,350
Mine Closing									1,000	1,000
Sustaining Capital	1,550	1,550	1,550	1,550	1,550	1,150	1,150	1,150	1,650	12,850
Total D&E and Sustaining Capital	8,895	8,355	8,666	9,621	10,086	9,805	9,022	7,575	6,945	78,970

TABLE 1-7
First Majestic Silver Corp.
San Martin Silver Mine
Operating Costs for LOM Plan

Cost Center	2012 Cost US$ per tonne	2013-2022 Projected Cost US$ per tonne
Tonnage Produced (000's)	286	4,271
Mine Cost	$12.62	$13.11
Mill & Process Plant Cost	$22.71	$22.71
Site G&A Cost	$8.13	$7.62
Subtotal	$43.46	$43.44
Freight Insurance Cost	$1.47	$1.34
Smelting and Refining	$1.07	$1.41
Total Cost	$46.00	$46.19
Total Cash Cost per Ounce of Payable Silver (1)	$13.81	$11.45

(1) LOM cash cost per silver ounce excluding any by-product credits.

The production cost per ounce of silver for the LOM, including mine operating costs, processing and general and administrative costs, freights, insurance, and smelter and refining charges, but exclusive of by-product credits is $11.45.

1.11    Markets

Two contracts have been negotiated for the sale of San Martín’s doré. San Martin ships doré bars overland to Salt Lake City where they are delivered to a FMS purchasing representative for delivery to Johnson Matthey Inc. If the doré lot does not meet with Johnson Matthey’s specifications, it is shipped to Met-Mex Peñoles located in the city of Torreon, Coahuila State, México. Sales contract terms and conditions are within industry norms.

DE-00324 / May 23, 2013	Page 1.14

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

1.12    Economic Analysis

The results of the economic analysis to support Mineral Reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this Report include, but are not limited to, statements with respect to future metal prices and sales contracts, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new ore zones, requirements for additional capital to support the planned mill expansion, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, and title disputes or claims.

RPM prepared a base case cash flow based on Proven and Probable Reserves, which extends the mine life for 9-½ years through 2022. The projected net revenues are $485.9 million, with cumulative operating cash flow of $226.6 million, and net cumulative cash flow of $120.8 million after capital costs, sustaining capital costs, profit sharing, and taxes. The investment of the expansion project will require a payback period of 2.2 years and NPV of the expansion project of $89.9 million at a discounted rate of 5 percent resulting in 255% internal rate of return.

The assumptions for this cash flow are:

  Proven and Probable Mineral Reserves of oxides mineralization. Increasing mining production from 900 tpd in 2013 to 1,300 tpd in 2014.
  Underground mining methods with average grade of Reserves at 160 g/t Ag.
  Mine plans were designed for the Mineral Reserves.
  Metallurgical recovery is estimated to average Ag 78%.
  Annual metal prices based on $28.82/oz Ag for 2013 to 2022.
  Constant operating costs at $46.19 per milled tonne.
  Capital costs estimated by San Martin of $26.9 million in 2013 and $66.1 million of D&E for the LOM, and sustaining capital costs of $12.8 million for the LOM.
  Expected annual production to reach 1.8 million silver ounces in 2017 at a cash cost of $11.45 per silver exclusive of by-products.

The cash flow analysis is shown in Table 1-8.

A sensitivity analysis was completed including silver prices, metallurgical silver recoveries, and capital cost variations at plus and minus 10%, 20%, and 30%. Silver grade was found to mirror the silver price. The operation is most sensitive to variations in silver price, and less sensitive to operating and capital cost variations.

1.13    Conclusions

A simplified base case cash flow has been prepared and is presented as Tables 1-8 and 22-7 of this report. The mine plan economics covers the period through December 2022, at which time the known Proven / Probable Reserves would be depleted.

The mine plan shows positive economics over the LOM. There is upside potential if exploration activities can delineate additional mineralization that could support Mineral Resource estimation and potential conversion to Mineral Reserves.

As expected, the operation exhibits the higher sensitivity to metal prices, followed by capital costs, and finally by operating costs.

DE-00324 / May 23, 2013	Page 1.15

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 1-8
First Majestic Silver Corp.
San Martin Silver Mine
Base Case - Cash Flow Summary US$ (000´s)

Year ending 31 December	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Production
Production Tonnes (000'S)	363	429	429	429	429	429	429	429	429	476	4,271
Ag grade gpt	168.3	164.0	163.0	163.0	165.4	165.1	162.2	156.5	153.5	144.5
Metallurgical Recovery	78.0	78.0	78.0	78.0	78.0	78.0	78.0	78.0	78.0	78.0
Ounces of Silver (000'S)	1,532	1,764	1,754	1,754	1,779	1,776	1,744	1,684	1,652	1,727	17,167
Net Revenues	$43,372	$49,932	$49,646	$49,639	$50,360	$50,268	$49,375	$47,662	$46,750	$48,875	$485,881
Operating Costs
Operating Costs	$15,769	$18,636	$18,636	$18,636	$18,636	$18,636	$18,636	$18,636	$18,636	$18,986	$183,844
Freight Insurance Cost of Doré	$504	$588	$585	$584	$593	$592	$581	$561	$550	$575	$5,714
Total Operating Costs	$16,273	$19,224	$19,221	$19,221	$19,229	$19,228	$19,217	$19,197	$19,187	$19,561	$189,558
Production Profit	$27,099	$30,708	$30,425	$30,418	$31,131	$31,040	$30,158	$28,465	$27,564	$29,314	$296,323
Depreciation (-)	$3,340	$4,309	$5,354	$6,592	$8,195	$10,132	$12,584	$15,591	$17,856	$34,876	$118,829
Earnings Before Tax	$23,759	$26,399	$25,072	$23,826	$22,936	$20,908	$17,574	$12,874	$9,707	$(5,562)	$177,494
Profit Sharing	$2,131	$2,046	$2,088	$2,071	$2,059	$2,019	$1,933	$1,854	$1,914	$2,072	$20,188
Income Tax	$3,794	$5,316	$5,274	$5,213	$5,186	$5,077	$4,847	$4,651	$4,839	$5,264	$49,463
Net Earnings (Loss))	$17,834	$19,036	$17,709	$16,542	$15,692	$13,811	$10,794	$6,369	$2,954	$(12,898)	$107,844
Depreciation (+)	$3,340	$4,309	$5,354	$6,592	$8,195	$10,132	$12,584	$15,591	$17,856	$34,876	$118,829

Cash Flow From Operatios	$21,174	$23,345	$23,063	$23,134	$23,887	$23,943	$23,378	$21,960	$20,811	$21,978	$226,673
Capital Expenditure
Capex	$18,353	$-	$-	$-	$-	$-	$-	$-	$-	$-	$18,353
Sustaining Capital	$5,793	$1,550	$1,550	$1,550	$1,550	$1,550	$1,150	$1,150	$1,150	$1,650	$18,643
Exploration and Development	$2,703	$7,345	$6,805	$7,116	$8,071	$8,536	$8,655	$7,872	$6,425	$5,295	$68,823
Total Capex	$26,849	$8,895	$8,355	$8,666	$9,621	$10,086	$9,805	$9,022	$7,575	$6,945	$105,819
Net Cash Flow	$(5,675)	$14,450	$14,708	$14,468	$14,266	$13,857	$13,573	$12,938	$13,236	$15,033	$120,853
CUMULATIVE	$(5,675)	$8,776	$23,483	$37,951	$52,217	$66,075	$79,647	$92,585	$105,821	$120,853

ECONOMIC EVALUATION
Description	US$ (000'S)

UNDISCOUNTED CASH FLOW	$120,853
DISCOUNT RATE	NPV
5%	$89,992
10%	$68,805
15%	$53,828
20%	$42,958
IRR	255%
PAYBACK YEARS	2.2

DE-00324 / May 23, 2013	Page 1.16

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

1.14    Recommendations

As San Martín is an operating mine, RPM have provided general recommendations to support the mine flowas follows:

Management should provide continued support for the exploration activities in San Martín. Care must be taken to prioritize the exploration targets since the area holds a broad potential for possible discovery of new mineral resources. Underground access to the areas of exploration must be a primary objective to investigate identified resource targets.

An engineering and planning group expressly for the San Martín operation is needed because although the corporate engineering and planning group is very competent, since they are responsible for engineering and planning in five operations, it is difficult for them to do the detailed planning and engineering as well as a local group could accomplish.

FMS should be taking special care for preventing the typical risks associated to mining operations such as maintaining an effective program of community relations, safety measures for preventing possible tailings dam damages, maintaining roads for mineral transportation considering that the haulage is the main issue producing dust, especially as it passes by the town of San Martin.

DE-00324 / May 23, 2013	Page 1.17

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

2.     Introduction

RungePincockMinarco (RPM), was retained by the Vancouver, B.C. based First Majestic Silver Corp. (FMS), to conduct an independent reserve audit and project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín Silver Mine (San Martín) operation. San Martín is operated by FMS’s wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V., (El Pilón).

FMS has been operating San Martín since June 2006, while the mine has been in continuous production since 1983. Total recorded production from San Martín to August 31, 2012, is 38 million troy ounces of silver including some gold and lead from 5.4 million tonnes of ore. The operation consists of underground mines and a 900-metric-tonne-per-day (tpd) capacity cyanidation plant that produces doré for shipment to the market. During the 2012, 286,205 tonnes of ore were milled and processed at San Martín, and the company shipped doré products that contained 0.96 million troy ounces of silver and 1,323 troy ounces of gold.

2.1     Technical Report

This Technical Report was completed to meet the requirements of Canada National Instrument 43-101.

Preparation of this Technical Report for FMS by RPM included a site visit to review the San Martín mining operation’s current status, including underground mines, processing plant facilities and present environmental and infrastructure conditions.

During the site visit to San Martín, RPM’s personnel had the opportunity to interview technical and operations personnel for the mine, plant, laboratory, administration, and from other areas of responsibility within the operation. RPM greatly appreciates the support and cooperation provided by FMS’s Eng. Guillermo Lozano, VP Exploration, Eng. Francisco Macías Cerda, Planning Coordinator, Eng. Carlos Wong, Manager of Mineral Reserves, and Eng. Víctor A. Cárdenas Burciaga, El Pilón General Manager, Eng. Jesús Quintanilla Garza, Mine Chief Geologist, Corporate Chief Metallurgical Engineer Mr. Juvencio Mireles, and Metallurgical Eng. Eliseo Domínguez, Mill Superintendent of the San Martín Silver Mine and other employees and administrators.

The San Martín mining operation is protected by the mineral rights of 33 valid concessions including two claim applications in process of registration. These properties cover 37,518 hectares (92,708 acres). El Pilón also owns another 14 mining concessions that total 5,245 hectares (12,960 acres) in different regions within the State of Jalisco.

RPM has not reviewed the legal status of the mineral concessions; however, a title opinion was provided to RPM by the legal firm of Todd y Asociados, S.C. from México City, dated August 31, 2012, wherein it is stated that “El Pilón complies with all the obligations imposed by the Mining Law to concessionaries of Mining Concessions in lists included within the legal opinion document (see lists in Tables 4-1 and 4-2), including but not limited to:

(i)	payment of all amounts and fees corresponding to Mining Duties,

(ii)	filing and performance of all works, constructions, exploration and exploitation activities, required by the Mining Law,

(iii)	filing of all the Statistics Reports, and

(iv)	others required by applicable laws.

In connection with the foregoing, as of today, El Pilón and all its Mining Concessions pursuant to the text above, are valid and in compliance with all its obligations pursuant to the applicable laws.”

DE-00324 / May 23, 2013	Page 2.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

2.2     Purpose of the Technical Report

This Technical Report was prepared for FMS by the independent consulting firm of RPM, to report the results of a review performed on its San Martín Silver Mine operations. The mine is operated by FMS through its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. This Technical Report was completed to meet the requirements of Canadian National Instrument 43-101.

2.3     Source of Information

Technical data on the San Martín mining operation was provided by FMS and or its subsidiary’s to RPM, including information, maps, and reports generated by its own personnel, as well as reports prepared on behalf of FMS.

In addition to the above indicated sources of information, RPM’s own references included various Technical Reports (public information) on behalf of FMS, including Technical Report for the San Martín Silver Mine, State of Jalisco, México Amended and Restated, prepared for First Majestic Silver Corp. and dated February 26, 2009, and which has been published on SEDAR.

Previous studies by RPM in the San Martín mining district included geologic and exploration investigations of the Bolaños mine, which is located at about 20 kilometers to the north, within the same San Martín mining district.

2.4     Participants in the Preparation of this Technical Report

The San Martín mine was visited from August 28 to September 1, 2012, by RPM team members Leonel López, Jack Haptonstall, and Raymond R. Hyyppa, as Independent Engineers and Qualified Persons for the purpose of auditing the reserves, observing the operation of the mine and process facilities, inspecting the condition of support facilities and infrastructure, and observing the general site environmental conditions.

RPM previously visited the San Martín Silver Mine to perform independent reserve audits and project updates in 1996, in early 1997, February 1998, February 1999, in November 2001, in May 2005, January 2007, and June 2008. Personnel assigned for this study include the following:

  Jack Haptonstall, Principal Mine Engineer, RPM Associate with over 50 years of mine operating and mine engineering experience;

  Raymond R. Hyyppa, Principal Metallurgical Engineer, P.E., with Hyyppa Engineering, LLC, and over 40 years of professional experience;

  Leonel López, C.P.G., Project Manager and Principal Geologist;

  Other RPM personnel as required.

DE-00324 / May 23, 2013	Page 2.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

3.     Reliance on Other Experts

3.1     Legal Opinion

RPM has not reviewed the legal status of the mineral concessions; however, in title opinion provided to FMS by the legal firm of Todd y Asociados, S.C. from México City and prepared and signed by Mr. Fernando Todd Dip, Partner dated August 31, 2012, it is stated therein that “In connection with the foregoing, as of today, El Pilón and all its Mining Concessions pursuant to number 2 above (Note – it refers to the lists of Mining Concessions described within the legal opinion) are valid and in compliance with all its obligations pursuant to the applicable laws.”

This Technical Report was completed to meet the requirements of Canadian National Instrument 43-101.

3.2      Environmental Declaration

An Environmental Declaration for the San Martín Silver Mine was prepared by Ing. Jose Luis Hernández Santibañez, in which a list of the operating environmental requirements and permits in force was presented to RPM. According to Mr. Hernández all operating permits are current. The San Martín mine has been operating since 1983.

All mining operations in México are permitted by the SEMARNAT regarding environmental issues under one permit that encompasses all the requirements for operating, and it is denominated as Unique Environmental License (Licencia Ambiental Unica) which was issued on November 6, 2006 under certificate No. SGPARN.014.02.02.1338/06. This permit is renewed annually. It is current for 2012.

On May 21, 2012 San Martín Silver Mine was certified as Clean Industry (Industria Limpia) after fulfilling all audits and proving compliance with all the required operating permits. The corresponding certificate was issued under document No. PFPA/1S.3/519/12.

3.3     QA/QC

GeoSpark Consulting Inc.’s Caroline Vallat, P. Geo. of Victoria BC conducted a review of QA/QC assay data for the San Martín Silver Mine and reported results which are summarized in Section 11.0 of this Technical Report.

3.4     Source of Information

The Technical Report is based on information available and provided to RPM at the time of the report, largely including data by FMS and its subsidiary’s and to a lesser extent including information by third parties and generated by RPM. RPM believes that the information contained herein will be reliable under the conditions and subject to the limitations set forth herein.

RPM does not guarantee the accuracy of third party information, including property and mineral rights legal title, as well as assessment works and permits required by Mexican Mining and Environmental Laws, for which RPM has only relied on Legal Opinion and Environmental Declaration, verbal assessments and confirmations by FMS personnel and consultants who are experienced professionals.

DE-00324 / May 23, 2013	Page 3.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

4.      Property Description and Location

4.1     Property Coverage

The San Martín Silver mine is located near the town of San Martín de Bolaños, in the State of Jalisco, México. The project predominately consists of a silver mine and processing plant. First Majestic Silver Corporation (FMS) operates the San Martín silver mine, through its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. The project predominately consists of a silver mine and processing plant. The mine operation includes an underground mine, which has been largely developed through six main adit levels at an approximate 35-meter vertical separation. Each one of the levels has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when FMS initiated operations in the area, to December 31, 2012, over 5.4 million tonnes of silver ore have been extracted and processed, for sales of approximately 38.1 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca, Rosario, Cinco Señores, Condesa, and La Esperanza veins.

The ore from the mine is transported via a 13-kilometer dirt road from the mine installations to the processing plant from an elevation of 1,080-meters above-sea-level (masl), to about 850 masl. The processing plant consists of crushing, grinding and conventional agitation-leach cyanidation circuits. Silver and gold values in solution are precipitated by the Merrill-Crowe method, by adding zinc dust and smelting the resulting precipitates into doré bars for shipment to a refinery.

Other company installations include laboratory facilities, offices, dining room, and some housing for key employees.

The surface rights to the San Martín Silver Mine are registered under El Pilón, a wholly-owned subsidiary of FMS, but part of the access roads to site installations are on land belonging to other private owners. FMS has negotiated surface rights agreements with some individual owners for these access roads. An important consideration is the traditional use of land, which in fact, recognizes that mining is the preferred use of the land in and around old mining workings, as well as current conditions for the proper use of the land. In fact, the right-of-way provisions allow for free access to mining claims despite land ownership. Topographic conditions at the San Martín mine area do not allow for proper development of other economic activities for the use of the land.

FMS maintains a good working relationship with people of the town of San Martín de Bolaños, since many of the inhabitants are necessarily employed in the exploration or mining operations. No labor or access problems have been reported by FMS within the area.

4.2     Mineral Tenure

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAT from México City, under the corresponding Laws and Regulation of Mexíco. All minerals below-surface rights lie with the State; while surface rights are owned by Federal or State entities, “ejidos” (communities), or private individuals. At the San Martín mining area there are no “ejidos” or community lands, and most land is privately owned. Land surface and mineral rights are independent of each other. Surface landowners do not inherently own mineral rights, nor do mineral concession holders inherently own surface land rights. Mineral concession holders must negotiate surface land access with the surface owners. In case that negotiations for access to surface land are not concluded successfully, there are provisions included in the Mexican Mining Law to permit expropriation of surface rights for development of projects that are of general economic interest, including mining operations.

Independently of the mineral rights, San Martín has purchased the surface rights for 1,295.81 hectares (3,202 acres) of land where the mine and mine installations, part of the access roads, and surrounding areas are situated. Additionally, San Martín has acquired the surface rights of 159.52 hectares (394 acres) of land where the some plant installations and camp are located.

DE-00324 / May 23, 2013	Page 4.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

4.3     Mining Concessions

According to FMS’s Corporate Legal Advisor Mr. Fernando Todd Dip’s legal opinion, Partner in the México City-based legal advisers Todd y Asociados, S.C., as of August 31, 2012 “El Pilón as wholly-owned subsidiary of FMS complies with all the obligations imposed by the Mining Law to concessionaires of Mining Concessions, including but not limited to, (i) Payment of all amounts and fees corresponding to Mining Duties, (ii) filing and performance of all works, constructions, exploration and exploitation activities, required by the Mining Law, (iii) filing of all the Statistics Reports, and (iv) others required by applicable laws.

In connection with the forgoing, as of today, FMS and all its Mining Concessions held under El Pilón pursuant to number 2 above (Tables 4-1 and 4-2), are valid and in compliance with all its obligations pursuant to the applicable laws.”

FMS holds mineral rights under El Pilón, covered by 33 mining concessions covering a total of 37,518 hectares (92,708 acres) including two new concession applications in process of registration that cover a total of 29,676.09 hectares (73,331 acres). These mining concessions are listed in Table 4-1. Figure 4-1 shows a mineral concessions map.

Additionally FMS owns mineral rights to 14 other Mining Concessions in different parts of the State of Jalisco which have geologic potential for mineral deposits, and which will be explored in future programs. These concessions are under an option agreement and cover a total of 5,245 hectares (12,960 acres), and also valid and current in legal obligations according to Mr. Fernando Todd Dip in the legal opinion above indicated. These concessions are listed in Table 4-2.

4.4     Claims Boundaries and Mineralized Zones

FMS Mining Concessions and held under its wholly-owned subsidiary El Pilón are shown in Figure 4-1. All San Martín installations, including the mine works in the Zuloaga vein and other mines portals, are located within the mining concessions as indicated in the concessions map. Most mine and plant installations are also located within surface lands owned by FMS.

4.5     Royalties, Back-in Rights, Agreements, and Other Encumbrances

No royalties or any other encumbrances are due on FMS’s El Pilón mining concessions.

4.6     Environmental Status

The environmental liabilities associated with the mine site are those expected to be associated with an operating mine, and include the mine portals, waste rock storage facilities, tailings dam, mine and support buildings, process plant, access roads and fuel and reagent storage areas. Information on the environmental setting and status of the operation is included in Section 20.

San Martín operates under current Unique Environmental Permit which includes operating license as enterprise which produces and transports dangerous residues, and is subject to annual Environmental Audits by the Environmental Authorities. These environmental audits include studies on peripheral dust, noise, and inspections of cyanide tailings dams, use and disposal of waters, analyses of waters, characterization of soils, tailings, roads, waste dumps, and risk analysis among other operations permits and requirements related to labor. The latest environmental inspection included studies carried out during the months of April and July, 2012 and results have been filed and are current to December 31, 2012. San Martín has also filed a Mine Closure Plan, which was approved in 2008 and has been updated annually.

DE-00324 / May 23, 2013	Page 4.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

2,412,454.00
2,407,454.00
2,402,454.00
2,397,454.00
2,392,454.00
599,578
604,578
609,578
614,578
619,578
624,578
629,578
634,578
32
12
27
6
2
8
31
29
9
4
10
30
7
13
5
11
21
3
20
18
23
15
19
16
17
28
22
24
33
N
LOTES AJENOS
PROPIEDADES FIRST MAJESTIC

No.	Concession Name
1	La Zuloaga
2	La Mancha
3	Polo
4	San Judas
5	Santitos
6	Zuloaga Dos
7	Pinalillo Dos
8	Zuloaga Tres
9	Zuloaga Cuatro
10	Zuloaga Cinco
11	Zuloaga Seis
12	Zuloaga Siete
13	Pinalillo
14	La Esperanza
15	San Eduardo
16	Luis Tres
17	Ampl. Verónica
18	Ampl. San Martin de Porres
19	Ampl. A San Eduardo
20	San Martin de Porres
21	San Judas Tadeo
22	Ampl. Patricia
23	Santa Elena
24	Luis Dos
25	Los Cinco Metros
26	El Pilón Fracc I
27	El Pilón Fracc II
28	La Condesa
29	La Providencia
30	Luis Uno
31	Luis Cuatro
32*	San Martin
33*	San Martin Este

FIRST MAJESTIC
PLATA S.A. DE C.V.
SAN MARTIN SILVER MINE

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for ***First Majestic Silver Corp.***	FIGURE 4-1 Mineral Concessions Map	Date of Issue April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 4-1.dwg

TABLE 4-1
First Majestic Silver Corp.
San Martín Silver Mine
Mining Concessions - December 31, 2012

No.	Concession Name	Title No.	Surface Ha.
1	La Zuloaga	178831	9.0
2	La Mancha	172212	270.0
3	Polo	178829	88.0
4	San Judas	179604	140.0
5	Santitos	179605	69.4
6	Zuloaga Dos	185281	168.9
7	Pinalillo Dos	185284	79.8
8	Zuloaga Tres	185307	220.0
9	Zuloaga Cuatro	188862	282.5
10	Zuloaga Cinco	191989	245.1
11	Zuloaga Seis	188867	425.3
12	Zuloaga Siete	218104	2,102.3
13	Pinalillo	181758	38.0
14	La Esperanza	175485	12.6
15	San Eduardo	206208	51.3
16	Luis Tres	218872	1,091.9
17	Ampl. Verónica	218866	148.7
18	Ampl San Martín de Porres	221206	17.3
19	Ampl A San Eduardo	186428	71.0
20	San Martín de Porres	160810	91.4
21	San Judas Tadeo	160811	94.9
22	Ampl Patricia	187325	150.0
23	Santa Elena	216187	322.8
24	Luis Dos	220312	460.0
25	Los Cinco Metros	185282	0.1
26	El Pilón Fracc.I	124219	4.2
27	El Pilón Fracc.II	220480	187.1
28	La Condesa	221189	300.0
29	La Providencia	221137	100.0
30	Luis Uno	226108	300.0
31	Luis Cuatro	226447	300.0
32*	San Martín	-	24,722.7
33*	San Martín Este	-	4,953.4
	TOTAL AREA SAN MARTIN SILVER MINE		37,517.6

(*) Claims in process of registration before the Public Registry of Mines in favor of Minera El Pilón.

DE-00324 / May 23, 2013	Page 4.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 4-2
First Majestic Silver Corp.
San Martín Silver Mine
Mining Concessions, as of December 31, 2012

No.	Concession Name	Title No.	Expiry Date	Surface Hectares
1	Ampliación La Purísima	191309	12/18/2041	61.0
2	La Purísima	191314	12/18/2041	81.0
3	San Juan	217843	8/26/2052	96.0
4	Oconahua Fracción I	218943	1/28/2053	18.0
5	Oconahua Fracción II	219015	1/28/2053	12.7
6	Adriana	222837	9/8/2054	287.8
7	Rodeo	224220	4/21/2055	42.8
8	La Bautista II	225740	10/20/2055	14.5
9	Totolotlán del Oro	225968	11/24/2054	3,091.0
10	Veta Ancha	225988	11/14/2055	713.9
11	La Güera	226676	2/16/2056	694.5
12	Nuevo Poder Oro	226770	2/27/2056	17.9
13	Etzatlán Fracción I	239221	12/7/2061	57.1
14	Etzatlán Fracción II	239222	12/7/2061	56.6
	Total Mining Concessions out of the Mine Area			5,244.8

Most of the area covered by FMS concessions is mining and prospective land for mineral exploration and mine development. Local topographic conditions are rough. The San Martín Silver Mine consists of underground workings, and relatively small waste dumps have been constructed near the mine portals. Mining operations throughout the District present only minor surface disturbances. Most of the mine operations are located within land holdings owned by FMS. The San Martín underground operation has been developed along the Zuloaga vein, which strike intersects the western slope of the Cerro Colorado hill, extracting selected ores, and only relatively small waste dumps have been formed during the long history of production. Currently, San Martín operates in part with cut-and-fill mining methods to avoid accumulation of large waste dumps on surface.

RPM’s environmental and safety review consisted of discussions with site management. Personnel interviewed include Ings. Víctor A., Cárdenas Burciaga, Mine Manager of Operations, and Ing. Jesús Quintanilla, Mine Chief Geologist, and other plant personnel. RPM also observed the current site safety and environmental conditions to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided to RPM during the site visit. Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In RPM’s opinion, the San Martín mine is in compliance with safety and environmental laws and regulations including water discharges, dust, noise, characterization studies of waste dumps, tailings storage facilities, soils, and included risk analysis for operating the processing plant, and has filed a Mine Closure Plan.

4.7     Permitting

RPM has received a copy of document dated August 31, 2012, that presents a list of the permits and authorizations for the San Martín operation, and believes that San Martín is in compliance with applicable regulations and that the company obtains permits in a timely manner as required. Environmental permits in the state of Jalisco are issued by the Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Gestión Ambiental located in Guadalajara City. This Institution has recently renewed, on November 6, 2011, the Licencia Ambiental Unica No. 14/LU-117/11/06 on behalf of Minera El Pilón, S.A. de C.V. a wholly-owned subsidiary of FMS for operating the San Martín mine. The Licencia Ambiental Unica is issued for the duration of the operation, and is subject to compliance with existing regulations and some other requirements. Periodic site inspections by regulators are being performed by Mexican Official Inspectors to observe site safety and environmental conditions.

DE-00324 / May 23, 2013	Page 4.5

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Environmental studies developed and reported by FMS include water, air, risk studies, light conditions in working areas, and numerous others that are listed in Section 20.2 of this Technical Report.

On May 21, 2012 FMS’s subsidiary El Pilón was awarded a certificate as Clean Industry for its compliance with all environmental requirements at San Martín.

4.8     Factors or Risks That May Affect the Property

The San Martín Silver Mine operated by FMS in the State of Jalisco, México is located near the village of San Martín de Bolaños, which is a peaceful community with an economy that depends greatly on FMS’s operation. Small scale farming and some cattle ranching complement the town’s economy.

San Martìn’s most significant risks may be related to future Mineral Resources development. It has been operating since 1983 by mining and processing oxidized minerals by cyanide leaching. Most of the Mineral Reserves have been extracted from the Zuloaga vein deposit along strike and at depth; however, the remaining Reserves appear to be related to limited extensions of the mineralized structure, and some remaining parts along the walls of the old workings. Geologic projections appear to indicate that major sulphide concentrations may occur at depth, under the Guásima formation within similar geologic conditions as those identified at the old Bolaños Silver Mine located in the same mining district as San Martín. However, the known sulphide minerals that occur under the oxides zone appear to represent only low grade mineralization that would require a different metallurgical processing method for recovery of mineral values

Although FMS has identified, and is developing other mineralized structures within the area, these may not prove to have similar extension and/or mineral concentrations as those of the Zuloaga vein.

Significant mine preparation and development to mine adjacent mineralized structures requires of important capital investments and lengthy mine preparations. This may prevent the development of additional Mineral Resources on time to replace the extracted Mineral Reserves.

The San Martín Silver Mine was initiated by small scale mining operations which developed irregular underground mine workings. Since acquisition of the San Martín by FMS, its preparation and development has been focussed on larger and more efficient mining production rates. The current plans for plant expansion require significant underground development, particularly at the Rosario, La Huichola, La Esperanza, and Mina Del Agua deposits for mineral production to feed the plant capacity.

Regarding the location of the San Martìn Silver Mine within México, the country risk is best represented by the research carried out and published by the Fraser Institute as follows:

“According to the most recent Fraser Institute’s Survey of Mining Companies 2011 – 2012, México ranks 3th out of 15 jurisdictions in Latin America and the Caribbean Basin for its current policy potential index and it mineral potential, assuming the land-use regulations and restrictions in effect today, after Chile and French Guiana.”

“The companies surveyed by The Fraser Institute favourably noted a good level of certainty in México regarding environmental regulations and the strengthening of existing mining regulations in the country. In contrast, they thought that the increasing lack of security due to drug trafficking, trade union membership and uncertainty over territorial disputes are factors that are limiting investment.”

DE-00324 / May 23, 2013	Page 4.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

All permitting and environmental regulations at San Martín are current, including presentation of the Mine Closure plan to 2012, which includes $2.6 million capital for estimated reclamation costs, and it is summarized in subsection 20.5 of this report.

DE-00324 / May 23, 2013	Page 4.7

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

5.     Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The San Martín Silver Mine has been operating for about 30 years and has a well developed infrastructure. It is located near the town of San Martín de Bolaños in the Bolaños River valley, within the northern part of the State of Jalisco, México. San Martín is located about 150 kilometers by air or 250 kilometers by paved road north from the city of Guadalajara. There is an airstrip near the site that is suitable for light aircraft. Driving time is about five hours and flying time is about 45 minutes. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and the area.

The San Martín processing plant is installed on the eastern side of the Bolaños River, to the southeast of the town at an elevation of 850 meters above sea level (masl). The mine is located 10 kilometers to the northwest of the town at elevations between 1,080 and 1,190 masl. Figure 5-1 shows a general location map.

UTM and geographic coordinates at the central part of the San Martín mine area are as follows:

North	– 2,375,500	Coordinates:	21° 45’ North latitude, and
East	– 615,000		103° 45’ West longitude

5.1     Accessibility

The San Martin Silver mine is located within the jurisdiction of the municipality of San Martín de Bolaños. The village of San Martín de Bolaños is located at an elevation of 820 masl, while the San Martín processing plant is at about 850 meters and the mine portals at 1,080 to 1,600 meters. The Bolaños River has carved a 10- to 15-km wide broad valley that runs north-south and abrupt escarpments of volcanic rocks are present on both sides of the river.

Access to the San Martín Silver mine area is from the city of Guadalajara by a 250 km paved road or by air in small aircraft to the San Martín de Bolaños airstrip located to the northwest of the village. Driving time from Guadalajara city to the mine is approximately five hours, and flying time is 45 minutes from the International Airport at Guadalajara city. Figure 5-1 shows a general location map of the area. Access from the mine to the plant is by a 13-km road, built and maintained by El Pilón, which includes a concrete pad where it crosses the village, and the road is constantly irrigated to avoid dust generation.

5.2     Climate and Vegetation

Climate in the San Martín area is, according to the National Institute of Geography and Statistics of México (“Instituto Nacional de Geografía y Estadística de México”, INEGI), generally warm and semi-wet with rain in the summer season. The year-round average temperature in the area is about 22°C, with the lowest monthly average (19.7°C) in February, and highest in May (30.5° C). Annual freezing temperatures in the region are recorded mostly during the month of February, and range from 0 to 20 days, while hail occurs less than five days per year during the rainy season. Yearly accumulated rainfall in San Martín de Bolaños is registered as 592 mm, most of which occurs during June through October. The highest monthly rate of precipitation is recorded at 197 mm during the month of October.

Climate and topographical conditions in the San Martín area may only support farming and cattle ranching in the river valley. In the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hill slopes and farming and ranching are very difficult. Within the mine area there is a transition zone that changes from desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

The San Martín mining operation may operate all year with only occasional short interruptions by extraordinary rain events.

DE-00324 / May 23, 2013	Page 5.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

USA
MEXICO
MEXICO CITY
PACIFIC OCEAN
AGUSCALIENTES
Bolaños
Chimaltitan
San Martín SilverMine
San Martín De Bolaños
ZACATECAS
NAYARIT
Guadalajara
JALISCO
MICHOACAN
SCALE
Km

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **First Majestic Silver Corp.**	FIGURE 5-1 General Location Map	Date of Issue April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 5-1.dwg

5.3     Local Resources and Infrastructure

The town of San Martín de Bolaños constitutes the commercial center for the population living in the region. San Martín de Bolaños offers retail, medical services and General and Social Security (Seguro Social) hospitals, educational facilities (including Jr. and Sr. High School), communication services and access by highway to the city of Guadalajara. Other major facilities, including an International Airport, are located in the cities of Guadalajara (second largest Mexican city), Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños has 5,900 inhabitants according to INEGI’s 2010 census data, or a range of 0 to 10 inhabitants per sq. km. The town includes approximately 3,000 people, with El Pilón probably being the largest employer. The town is connected to the national power grid (Comisión Federal de Electricidad - CFE), and it has standard telephone lines, internet, and satellite communications.

Most of the people living in nearby villages or other small congregations within the area, and mostly along the Bolaños river valley, depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine and plant are also connected to the CFE power grid through a substation located at about 20 km to the north, at the Bolaños mine. Power is supplied by the grid at 33 kVa and 60 cycle. Two 1,000-volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks.

Water for the town’s domestic use is pumped from water wells. The water source for the San Martín processing plant is the Bolaños River, which has a permanent flow, except in extreme drought conditions, such as the one that occurred during the 2012 summer months. In that case, El Pilón truck-hauled water from the mines for both the town and the processing plant. During the summer of 2012, the Company assisted the town of San Martín de Bolaños in building a 10-kilometre pipeline from a water source near the mines to the town storage tank. The excess water that was not required by the town was used for the milling operations during the drought; these installations are being left in place as a backup for future use in similar recurring drought conditions.

Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín are located on land owned by El Pilón.

The infrastructure on site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouses located at the plant site and by the mine. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment, consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

5.4     Physiography and Hydrology

San Martín is located on the eastern slopes of the southern part of the Sierra Madre Occidental (SMO), in the Bolaños river valley. It is located at elevations of about 850 masl. The SMO consists of a mountain range that borders the west coast of México and it continues into the US and Canada as the Rocky Mountains.

The main drainage within the San Martín region is the Bolaños River which constitutes one of the most important water flows in State of Jalisco; the Bolaños River forms the Bolaños hydrological basin that covers approximately 5,100 sq. km. within three states, Aguascalientes, Jalisco, and Nayarit. The Bolaños River discharges its waters into the Santiago River to the south, which drains into the Pacific Ocean.

DE-00324 / May 23, 2013	Page 5.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

6.     History

The San Martín Silver Mine is located on the southern portion of the NS - Bolaños graben, which consists of an approximately 20 km long geologic structure along the Bolaños River. Most of the historical mining production from the region was extracted since colonial times, from the Bolaños mine which is located on the northern part of the Bolaños graven, and was developed by Kennecott, Cyprus and other operators into a 1,500 tpd underground mining and processing operation during the early 1980s.

At the San Martín area, past mining developments included primarily underground workings in the Zuloaga vein with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda and partial discoveries of the Blanca, Condesa, Cinco Señores, and Rosario veins among other smaller mine developments. According to historical records by El Pilón over 38 million silver equivalent ounces have been extracted from about 5.4 million tonnes of mineral reserves from the Zuloaga and adjacent veins during the period of 1983 to December 31, 2012.

FMS acquired the San Martín Silver Mine in June 2006, and its production to August 31, 2012 represents approximately 31% of the tonnes extracted from the mine and about 19 percent of the silver ounces produced. Table 6-1 presents the San Martín Silver Mine historical silver production for the period of 2008 through 2012.

TABLE 6-1
First Majestic Silver Corp.
San Martin Silver Mine
Historical Silver Production

Year	Silver Ore	Equ Ounces of Silver Produced (000'S)	Av. Grade Silver gpt
	(000's) tonnes
2008	254	1,009	124
2009	291	1,247	157
2010	264	1,230	168
2011	287	1,106	147
2012	286	1,028	136
TOTAL	1,383	5,620	147

6.1     Prior Ownership

In 1997, Vancouver-based First Silver Reserve, Inc. (FSR) by way of reverse takeover, acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín Silver Mine. In April 2006, First Majestic Resource Corp. (now First Majestic Silver Corp.) entered into an irrevocable share purchase agreement to acquire majority shares of FSR. FMS took control of FSR and the San Martín Silver Mine in June 2006 and subsequently a business combination was arranged and approved on September 14, 2006.

6.2     Historical Exploration

At San Martín, traditional exploration programs implemented have been based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein’s strike and dip into the mountain range. However, in recent years and particularly since the year 2002, when the prices of the precious metals have improved, more aggressive programs have been carried out consisting of exploration based on diamond drilling, both from underground accesses and surface sites.

DE-00324 / May 23, 2013	Page 6.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

To August 31, 2012, drilling has totalled 435 diamond drill holes with a total depth of 61,117 meters, at an average depth per hole of about 140.5 meters. Additionally, 23,300 meters of underground drifts, crosscuts, raises and internal shafts have been developed for exploration, preparation and mineral extraction purposes.

FMS’s staff prepares reports annually of the San Martín Silver Mine including mineral reserves in order to keep accurate reserves and resources records. For this TR RPM reviewed the San Martín annual reports for 2008, 2009, 2010, 2011, and monthly reports to December 31, 2012.

The silver produced in doré during 2012 was 29.7 tonnes of silver (957,195 ounces), and the gold totaled about 41 kg (1,323 ounces). For each ounce of silver paid there were 0.0015 ounces of gold paid. Since there is insufficient information on gold assays to support estimation of gold, the gold produced in the doré bullion is considered to be an indicator that there is upside potential.

DE-00324 / May 23, 2013	Page 6.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

7.     Geological Setting and Mineralization

The San Martín Silver Mine lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall. The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 meters. Continued FMS exploration works have identified other mineralized structures within the area which include the following:

The Rosario vein has been identified along 3.8 km of strike with a currently known vertical extension of about 60 meters. Mine workings developed along the vein include the Rosario mine, Old Rosario mine, Huichola South, Mina del Agua, Condesa, and Cinco Señores. Its general orientation is to the N30°W dipping 72° to the NE. It occurs as a structurally-controlled mineralized breccia with oxidized mineralization and cemented with calcite and quartz. Channel sampling along the exploration drifts have indicated high-grade mineral concentrations in ore pockets the extension of which varies from a few meters up to about 150 meters in length and 1 meter to 15 meters in width. This long vein is intersected by other secondary veins such as La Hedionda, La Guitarrona, El Pitayo, La Reyna, and La Plomosa under exploration to evaluate their potential.

7.1     Regional Geology, Structural

San Martín is located on the southern part of the Mexican mountain range known as the “Sierra Madre Occidental” (SMO) within the State of Jalisco, México. The SMO occurs along the western coast of México with extension into the Rocky Mountains in the south-western US and Canada. The SMO mountain range was originated by geologic subduction of the Farallón plate under the North American plate and numerous magmatic-tectonic events occurring during the Creataceous to Cenozoic periods. Figure 7-1 is a map of the regional geology.

The SMO range presents elevations from near sea level up to above 3,000 meters above sea level (masl), while the San Martín mining district is located at elevations that vary from about 1,000 masl to about 1,600 masl.

The SMO is primarily composed of volcanic and igneous rocks including three distinct groups from the oldest:

1.	Plutonic and volcanic rocks of Upper Cretaceous to Palaeocene age;

2.	Andesitic volcanic rocks intercalated with some tuffs, dacites and rhyolites within the Lower Volcanic Complex of Eocene age; and

3.	The Upper Volcanic Complex of Early Oligocene age consisting of siliceous volcanic rocks of rhyolitic composition including ignimbrites, dacites, tuffs, and other acidic volcanic rocks.

DE-00324 / May 23, 2013	Page 7.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for ***First Majestic Silver Corp.***	FIGURE 7-1 Regional Geologic Map	Date of Issue April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 7-1.dwg

7.2     Local Geology

The San Martín mining district geology is composed of volcanic rocks of the Lower and Upper Volcanic Complexes. The oldest rocks within the district consist of light gray-colored rhyolitic tuffs with porphyritic texture which are cemented with a fine matrix of light gray color. These rocks have been identified as part of the Borrotes formation (Miocene) which occurs in the eastern part of the San Martín district and at depth in the area of the Rosario vein deposit.

The Guásima formation (about 240 m) occurs in the San Martín mining district overlying the Borrotes formation. It consists of a compact and dense greenish-gray andesitic rock with aphanitic texture. This rock formation occurs in the lower mine levels of the Zuloaga vein deposit. It appears to be unfavorable for hosting mineral deposits causing shrinking of the mineralized structures, which is a common characteristic of andesitic rocks in other similar mining districts.

The Alacrán formation (about 700 m in thickness) occurs overlying the Guásima formation and consists of a fine-grained green to brownish colored pyroclastic rock of rhyolitic composition with porphyritic texture including quartz phenocrysts. The Alacrán formation consists of a series of volcanic rocks including intercalated lava flows with tuffs, ignimbrites, and some andesitic rocks. It shows calcite-filled veinlets and cavities. This formation hosts most of the mineralization within the San Martín district.

Numerous intrusive dikes and stocks of rhyolitic composition occur within the mining district. These plutonic rocks appear to be related to the mineralization, either as feeders or as conduits for the mineralizing fluids.

7.3     Mineralization

Mineralization at the San Martín mining area is exposed in three main structural systems that include sub-parallel veins and faults. Mineralization at San Martín is enclosed by rhyolites of the Alacrán formation with projected base at the top of the andesites of Guásima formation; meanwhile, the high grade concentrations of silver mineralization encountered at the San Martin mine are restricted by the base of the Guásima formation. This may indicate that there is a high possibility to uncover important mineral concentrations under the Guásima formation at San Martín, since the most significant mineralization at the neighbouring Bolaños mine is located under the Guásima formation within the Borrotes or Bolaños formation.

Minerographic studies performed by counting grain minerals under microscope at 400X magnification on samples taken from the San Martín mill at sizes of +140 mesh and +200 mesh resulted in an average content of about 83% of free minerals contained by the vein deposits, including gangue minerals (67%), native silver (7%), sphalerite (3%), copper minerals (1%), galena (1.5%), and gold (1%).

Additionally, an average of about 17% of the minerals occur as grains with associated minerals including native silver and pyrite, galena, sphalerite, and chalcopyrite, as well as micro-crystals of gold, galena, and copper minerals. These minerals appear to need longer milling process to be liberated. Minor amounts (0.12%) of complex associations of minerals occur including mixtures of galena, sphalerite, pyrite, and chalcopyrite associated to gangue minerals. Table 7-1 shows summary of results of minerographic studies of seven samples.

7.4     Main Mineral Deposits

The surface geologic map appears to indicate a structural window at the San Martín mining area, by showing older rocks of the Alacrán Tuff as being pushed up by the Porphyry Rhyolite stock. Strong fracturing, alteration and disseminated mineralization are associated with the Porphyry Rhyolitic stock that occurs in the central portion of the San Martín mining area. This stock has also been identified in the underground workings, by the Section 6405 in the San Carlos level, where it occurs as a mineralized breccia with disseminated sulphides, pyrite, galena and sphalerite, as well as strong propylitic alteration. NS vein structures associated to this stock have shown high grade silver mineralization (350 to 400 grams) in considerable vein widths or brecciated zones. This area is known at the mine as Plutonic Breccia.

DE-00324 / May 23, 2013	Page 7.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 7-1
First Majestic Silver Corp.
San Martín Silver Mine
Summary Results of Minerographic Studies

Minerals	Mineral Occurrence	Sample F-4943	Sample F-5705	Sample F-5722	Sample F-5722	Sample F-7190	Sample F-7190	Sample F-7190	Average
		Mesh +140	Mesh +200	Mesh +140	Mesh +200	Mesh + 140	Mesh + 200	Mesh + 200
Free Minerals		%	%	%	%	%	%	%	%
	Translucent gangue minerals	72.09	62.12	63.33	84.75	49.37	67.51	67.17	66.6
	Fe oxides	3.26	1.33	3.35	1.10	2.22	2.19	1.75	2.2
	Pyrite	0.19	6.05	3.35	0.27	0.84	0.26	0.73	1.7
	Native Silver	1.86	0.57	17.57	2.85	21.09	1.18	3.31	6.9
	Sphalerite	0.91	3.04	0.89	1.19	3.04	8.16	4.63	3.1
	Chalcocite - covelite	0.57	0.33	0.06	0.37	1.01	1.67	1.46	0.8
	Gold	0.11	0.00	0.00	0.18	0.00	0.13	0.00	0.1
	Galena	0.00	2.33	0.82	0.27	0.80	3.51	2.97	1.5
	Chalcopyrite	0.00	0.05	0.13	0.00	0.39	0.44	0.29	0.2
	Total	78.99	75.82	89.50	90.98	78.76	85.05	82.31	83.1

Associated Minerals
	Fe oxides w/gangue, pyrite	14.20	13.85	3.41	4.50	11.92	4.30	6.72	8.4
	Sphalerite w/gangue,pyrite, galena, Chalcopyrite	5.07	7.28	3.23	2.51	6.56	8.23	7.64	5.8
	Native silver w/gangue, pyrite, galena	0.53	0.85	1.51	0.00	0.48	0.09	0.69	0.6
	Chalcocite - covelite w/gangue	0.68	0.00	0.19	0.55	0.68	0.40	0.34	0.4
	Galena w/gangue, pyrite,	0.11	1.19	0.13	0.27	0.14	0.22	0.39	0.3
	Fe oxides w/ pyrite	0.04	0.00	0.00	0.00	0.00	0.00	0.00	0.0
	Gold micro w/gangue	0.34	0.05	0.00	0.64	0.24	0.35	0.29	0.3
	Chalcopirite w/gangue, sphalerite	0.04	0.14	0.70	0.00	1.01	0.30	0.40	0.4
	Silver w/translucents	0.00	0.09	0.00	0.00	0.00	0.00	0.00	0.0
	Pyrite w/gangue	0.00	0.09	1.33	0.37	0.00	0.13	0.09	0.3
	Manganese oxides w/gangue	0.00	0.19	0.00	0.18	0.15	0.53	0.97	0.3
	Total	21.01	23.72	10.50	9.02	21.18	14.55	17.53	16.8

Complex Minerals
	Galena-sphalerite-pyrite	0.00	0.19	0.00	0.00	0.01	0.04	0.06	0.0
	Sphalerite-galena-gangue	0.00	0.14	0.00	0.00	0.05	0.05	0.05	0.0
	Pyrite-chalcopyrite-galena	0.00	0.05	0.00	0.00	0.00	0.05	0.05	0.0
	Galena-argentite-gangue	0.00	0.05	0.00	0.00	0.00	0.04	0.00	0.0
	Total	0.00	0.42	0.00	0.00	0.06	0.18	0.16	0.1
Grand Total		100.00	99.96	100.00	100.00	100.00	99.78	100.00	100.0

Note.- Mineragraphic studies on samples taken from the mill at 140 mesh and 200 mesh size.
Determination by grains counting at 400X, excepting sample F-5722 Mesh +140 at 100x. Rounded figures may not match.

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This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Silver occurs in the veins primarily as argentite and was deposited after the base metals. Native silver and possibly chlorargyrite occurs below the surface outcrops and in the upper workings, as a product of surface oxidation of the sulphide mineralization. Gold is only present in minor amounts and shows no correlation with silver, suggesting different mineralizing events. Silver to gold ratios typically range from 300:1 to 800:1 and average about 650:1 for recent production.

Alteration consists predominantly of limited silicification around and next to the veins, with argillic or kaolinization alteration in the surrounding area and a propylitic halo that extends up to 400 meters from the mineralized zones (Scheubel and others, 1988). X-ray and petro-graphic investigations (Albison, 2002) concluded that the propylitic alteration is composed of chlorite-epidote-adularia-calcite with an increase in iron-rich chlorite to the west and depth. It was also concluded that the argillic alteration along vein segments containing high-grade mineralization is dominated by Illite-smectite, and to a lesser degree, kaolinite clays.

El Pilón has commissioned several fluid inclusion studies that show a typical epithermal range of temperatures for the ore formation, from 200ºC to 300ºC, with 1 to 10 weight percent NaCl equivalent.

Three mineralized systems have been defined in the San Martín mining district:

  The North – South system which appears to be the oldest system. It is the least important structural system with respect to mineralized structures,

  The East – West system holds the most important mineralized structures, and

  The N30°W system representing the second most important system with regards to the importance of the mineralized structures,

Table 7-2 shows the main structures enclosed by each of the systems.

7.4.1    Rosario – Condesa System (NS)

This system consists of NS-trending faults and mineralized structures. It has been partially developed along the Rosario, Condesa and Hedionda veins. Mineralization generally occurs in these structures for about 1,000 m, although the fault zones extend to over 4,000 m in the Rosario-Condesa vein (the SE extension of the structure where the two veins form one structure). Other semi parallel structures within this system include Plomosa and a series of faults in the central and eastern parts of the mine’s area. Some other NS blind veins have been uncovered in the Zuloaga underground workings, such as the vein at Section 6195 at San Carlos level, and the vein at Crossing 6231 also at the San Carlos level. These NS structures appear to be narrow veins with high-grade silver mineralization. Some of the most important faults within the mining district are oriented NS.

7.4.2    Rosario Vein

The Rosario vein has been identified along 3.8 km with currently known vertical extension of about 60 meters. Mine workings developed along the vein include the Rosario mine, Old Rosario mine, Huichola South, Mina del Agua, Condesa, and Cinco Señores. Its general orientation is to the N30°W dipping 72° to the NE. It occurs as a structurally controlled mineralized breccia with oxidized mineralization and cemented with calcite and quartz. Fluorite veinlets occur within the vein’s matrix. Mineralization with sulphides occurs in the lower levels of the vein. At the hanging wall of the vein, a dike of basic composition occurs associated to the vein. Channel sampling along the exploration drifts have indicated high grade mineral concentration in ore pockets which extension varies from few meters up to about 150 meters in length by 1 meter to 15 meters in width. This long vein is intersected by other secondary veins such as La Hedionda, La Guitarrona, El Pitayo, La Reyna, and La Plomosa. During the last few months the Rosario’s exploration development has produced about 9,500 tonnes of ore at an average grade of 144 g/t Ag (4.63 oz/t). The programmed exploration drilling is focused in further definition of the resource block known as “ROI 1,600” at elevations of between 1,100 and 900 m, under the Guásima formation, as well as in other areas at elevations between 1,400 and 1,500 m within the Middle Alacrán formation.

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TABLE 7-2
First Majestic Silver Corp.
San Martín Silver Mine
List of Mineralized Vein Systems

System	Veins and Faults	Estimated Extension
East-West	La Blanca (Blind vein)	Unknown
	La Esperanza	1,200 m
La Guitarrona
	La Huichola E-W	1,500 m
	La Mancha	4,000 m
El Pitayo
	La Plomosa	(1,000 m) – 2,000 m; w – 1.0 to 2.0 m
La Reyna
	Zuloaga (*)	3,500 m; w-0.1 to 10.0 m; depth-+400 m
N30°W	Rosario - Condesa	3,800 m; w – 1.5 to 2.0 m
La Hedionda
	El Melón (Three veins)	(500 m) – 3,000 m; w-1.-0 to 2.0 m each.
Ballenas
	Cymoid Zone	From 5450 E to 5700 E and San Juan to San José
Mine Levels.
Other Blind veins
North-South	Condesa	1,000 m; w-1.5 to 2.0 m
	Rosario	1,000 m; w – 1.5 to 2.0 m
	Hedionda	1,000 m; w – 1.0 to 2.0 m
	Two Faults in central zone (South of	1,000 m each
NS vein off Zuloaga (Blind vein) Rebaje 40
	NS Rebaje 6231 San Carlos (Blind vein)	Unknown
Section 6195 San Carlos (Blind vein)
	La Huichola North	2.000 m
5960 vein
	El Manguito	Unknown
Providencia system

(*) The Zuloaga vein has been developed to a depth of approximately 400 meter and it remains open to depth and along strike. All other known veins are undeveloped to depth and strike.

DE-00324 / May 23, 2013	Page 7.6

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The La Condesa mineralized structure is located on the south side of the Las Peñitas arroyo at an elevation of 1,450 meters. Access is obtained from the town of San Martín via an 11.4 -kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia.

The La Hedionda mineralized fault zone shows an orientation to the NE30°SW dipping 68° to the SE. It is located at the hanging wall of the Rosario vein with oxidation associated to the mineralization with epidote. A block of Measured Mineral Resources has been estimated at the intersection zone of the Rosario vein at elevations of between 1,450 m and 1,600 m. This area will be further investigated with additional drilling.

The El Pitayo vein consists of mineralized rhyolitic dike with orientation to the NW81°SE and dipping 80° to the SW. An underground exploration program is being developed within the Guásima formation to explore an identified block of mineral resources estimated at the area between the elevations of 1,350 m to 1,530 m. This structure is scheduled for investigation at the area of intersection with the Rosario vein.

The La Guitarrona vein is an identified structure at the Rosario vein hanging wall. It is located to the north of El Pitayo. This structure has been identified on strike length to the NE77°SW of about 570 m dipping 75° to the NW. It is cut by the El Pitayo vein. It shows oxidation with associated manganese and chlorite. Inferred Mineral Resources of about 68,000 tonnes have been estimated within this structure averaging 122 g/t Ag.

The La Reyna vein occurs oriented to the N72°W and it is semi-parallel to the El Pitayo and La Corona veins which drilling intersected La Reyna. A block of Indicated Mineral Resources has been estimated for this vein deposit at an average width of 1.37 m. Additional drilling is planned for this structure.

7.4.3    La Huichola N-S and E-W Veins

The Huichola NS vein structure has been identified along an extension of about 2.0 km. At the La Huichola N mine the vein’s strike is North-South dipping 70° E. This structure has been drilled showing intercepts of the transition and the oxidation zones with some remaining sulphides within the brecciated areas. It shows strong proplytization at the contact areas with the enclosing rock.

The Huichola EW vein structure has also been intercepted by drill holes. The Huichola E-W is projected along an extension of about 1.5 km along strike and dipping to the N. The vein intercepts show a partially oxidized breccia with disseminated sulphides within fractures. It generally appears like an andesitic dike.

This vein was drilled in 2006 and 2008 estimating 62,400 tonnes of Indicated Resources. It is projected to the 6195 Fault vein structure within the Zuloaga mine. An underground exploration drift is currently in progress to investigate the drill intercepts zone. More drilling is planned to investigate the mineralized structure at elevations between 1,350 m and 1,550 m.

7.4.4    Plomosa System (NW)

The Plomosa system consists of NW-trending fault zones and veins. Generally this system shows lower intensity of mineralization with only partial exposure in the Plomosa structure. The SE extension of the Rosario-Condesa occurs parallel to this system, as well as numerous unnamed faults located in the north zone of the mine area.

7.4.5    Zuloaga System (EW)

The Zuloaga system includes the La Huichola, La Mancha and El Melón veins. This vein deposit has been developed along 3,200 m on the Ballenas mine level. These mineralized structures are mostly oriented to the EW (from N60ºE to EW), although the La Mancha tends to join the Zuloaga vein at their western extension. These mineralized structures present recognized outcroppings of 2.5 to 4.0 km, excepting the El Melón which only appears to be mineralized in the fault’s NE extension (500 m). Currently estimated Mineral Reserves occur within scattered blocks along the historical workings. Additional exploration is programmed to the western side of the vein at elevations between 1,250 m and 1,550 m, as well as to depth under the Guásima formation into the Bolaños or Borrotes formation. Some blind veins may be associated to these structures, for instance:

DE-00324 / May 23, 2013	Page 7.7

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The La Blanca vein which splits off the Zuloaga’s hangingwall in underground workings. Its strike is S82°W dipping 87° to N and S. It is located at 75 m to the north of the Zuloaga vein between sections 5500 and 6000. Its mineralization mainly consists of sulphides with silver, lead and iron. Estimated Proven Reserves are enclosed by this vein.

Geological reinterpretations of some of the Zuloaga vein areas have resulted in identification of the Cymoid zone, which occurs vertically along and at the footwall of the Zuloaga vein dipping 74° to the north. It is located between the mine sections 5400 to 5850 from the mine Levels of San Juan at 1,400 masl to above the San José Level, with extension along strike of the Zuloaga vein. It shows strong oxidation with high concentration of silver minerals within the concave part of the structure. An exploration program is designed to investigate the closing projection of this structure within the Middle Alacrán formation.

The 6195 vein structure consist of a mineralized normal fault striking to the N07°E dipping 65° to the W. It is located between the Zuloaga mine sections 6100 and 6200. It occurs mineralized from the San Carlos to the San José mine levels including a block of Mineral Reserves at the SJO-210. The fault is crossed by a system of E-W fractures at both walls the footwall and the hanging wall with high grade concentrations at the intersections. It is programmed for drilling to investigate the area of about 100m from the Zuloaga vein hanging wall within the Middle Alacrán formation.

The La Choricera structure consists of a mineralized fracture located at about 20 m at the hanging wall from the Zuloaga vein and at about 40 m to the south of the La Blanca vein. Its strike is S75°W dipping 80° to the NW. It is limited at its sides by 2 andesitic dikes between the cross sections 5650 and 5800 at the elevations of 1440 m to 1600 m. Proven Reserves have been estimated within this structure including about 3,000 tonnes. This structure is programmed for drilling to investigate its projected potential within the Middle Alacrán formation.

The mineralized structure 7000 Vein consists of a system of fractures with an EW strike and dipping 78° to the N occurring at the hanging wall of the Zuloaga vein. It has been recognized at the section 7000 and it is limited at the eastern side by an andesitic dike while its western side is cut by the Rosario vein. Proven Reserves have been estimated within this structure at elevation of 1520 m to 1620 m. It is programmed for exploration at the area of its projected intersection to the Rosario vein.

The mineralized structure 5960 Vein consists of mineralization associated to an andesitic dike which strike is N14°E dipping 76° to the W. It occurs between the Zuloaga Vein and the La Blanca vein where appears to have created brecciated zones between the cross sections 6000 and 6100. Proven reserves within this structure have been estimated in 9700 tonnes between the elevations of 1450 m to 1520 m and it includes Probable Reserves between the elevations of 1550 m and 1680 m.

The San Pedro vein consists of a mineralized contact zone at the eastern side of the Zuloaga vein at the Cymoid structure. It is located at the eastern side of the 4800 cross section and it is cut by the Ballenas fault, while its western side is located at the closing of the cymoid structure by the 5200 cross section. It is located at about 35 m to the south of the Zuloaga vein. It shows a block of Measured Resources. It is suggested for drilling its western side by the San José level at elevation of 1,600 m.

The mineralized structure 420 Vein consists of a system of mineralized fractures located by cross section 5380. Its strike is N12°W dipping 74° to the NE. Based on drilling and underground workings this structure is associated at the hanging wall to the Zuloaga vein. It occurs as an oxidation zone with manganese within the Middle Alacrán formation. A program of drilling has been proposed to investigate the area as well as the Zuloaga footwall.

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The Zuloaga system is the most important in San Martín due to its development along the Zuloaga vein, and it offers important future potential for exploration in other veins associated and within the system, as well as to depth.

7.4.6    Esperanza Vein

This vein consists of mineralized fault zone and it has been identified in numerous outcroppings along an extension of about 1.2 km, showing old mine workings at the El Melón and outcroppings along the Esperanza Creek. A new development has been initiated by El Pilón to investigate this mineralized structure. Its strike is NE70°SW dipping 70° to the SW. Along the exploration drift continuous mineralized concentrations of up to 60 meters in length and 1 meter to 2.5 meters in width have been observed. Alteration associated to the vein shows strong argillization with disseminated pyrite and quartz veinlets with sulphides in dissemination and within fractures. The vein occurs associated to a 0.70 meter-in-width dike of basic composition. Underground exploration development and drilling have indicated about 32,000 tonnes of Indicated Mineral Resources. By stratigarphic location the vein’s geologic potential is projected at depth within the underlying Alacrán Rhyolite formation. An exploration drilling program is scheduled to investigate at depth to the SW within the Middle Alacrán formation.

Figure 7-2 shows the stratigraphic column.

DE-00324 / May 23, 2013	Page 7.9

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300 mts
180 mts
80 mts
200 mts
80 mts
240 mts
300 mts
ALACRAN DOS FORMATION
RHYOLITIC DOME
UPPER MEMBER FORMATION
UPPER ALACRAN FORMATION
MIDDLE ALACRAN FORMATION
ANDESITIC DIKE
LOWER ALACRAN FORMATION
GUASIMA ROCK FORMATION
BOLAÑOS – BORROTES TUFF

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**First Majestic Silver Corp.**	FIGURE 7-2 Stratigraphic Column	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 7-2.dwg

8.     Deposit Types

The San Martín mineralized material is hosted in vein deposits containing oxidized mineralization in the upper parts of the structure and primary sulphides at depth. Most of the mined material from the Zuloaga vein has been extracted from the oxidized zone. Silver mineralization in the oxidized zone contains native silver, secondary acanthite (Ag2S) and chlorargyrite (AgCl); however, at the deeper mine levels, such as the San Juan and SanCarlos, primary mineralization occurs associated within the transition zone containing galena (PbS), sphalerite (Zn, Fe2+)S, and pyrite (FeS2).Gold is present in minor amounts in the upper parts of the mine and shows poor correlation with silver, with typical ratios that range from 1:300 to 1:800, averaging about 1:600. The oxidation zone varies in depth down to about 400 meters in some areas. Some of the San Martín vein deposits show sulphides in areas occurring close to the surface.

X-rays and petrographic studies (Albinson, 2002) developed on alteration zones associated with the mineralization, have identified, and confirm, the geologic evidences for interpretation of mineral concentrations along the veins.

Propylitic with argillaceous, kaolinitic and limited silicification alterations appear to indicate high-grade concentrations, as evidenced by a probable correlation with the deposit’s temperature of deposition; however, consideration must be made regarding the effects that the local structural conditions may have imposed on the original mineral deposit. It is evident that the structural conditions at Zuloaga have caused deep oxidation and originated the concentrations of native silver and oxides accessible to the actual underground workings. It appears that at some deeper parts of the mine, such as at the San Carlos level, the transition zone of oxides/sulphides may have been reached, but this stratigraphic level may vary according to local structural conditions.

The San Martín mineral deposits have been classified as Epithermal deposits with low sulphides content. The mineralization occurs enclosed by structurally controlled vein deposits, in dissemination associated to some adjacent areas to the veins, as well as filling breccia zones.

The Epithermal deposits are described by Park & Mac-Diarmid, 1970, p.344 as a type of “hydrothermal deposit formed within 3,000 ft of the Earth’s surface and in the temperature range of 50°to 200°C, occurring mainly as veins”.

Figure 8-1 shows Typical Genesis of Epithermal deposits as represented by Sillitoe and BonHam, 1990.

The most common exploration techniques applied to the investigation of this type of mineral deposits is by geologic mapping, structural interpretation, soil and outcrops sampling, trenching, underground development, and drilling depending on the outcropping characteristics. Most of the exploration activities at San Martín are based on underground development, by drifting and crosscutting, and drilling from surface and underground sites.

DE-00324 / May 23, 2013	Page 8.1

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EPITHERMAL CLAN
km
0
1
5
10
HOTSPRING
SAN MARTIN DEPOSITS
ADVANCED ARGILLIC
HIGH-SULPHIDATION
LOW SULFIDATION
PALEOPLACER
Rhyolite dome
sea level
AU-RICH MASSIVE SULPHIDE (mainly from Hannington et al., 1999)
ARGILLIC
STOCKWORK-DISSEMINATED AU
SERICITE
BRECCIA-PIPE AU
Carbonate rocks
Permeable Unit
CARLIN TYPE
PORPHYRY AU
AU MANTO
GREENSTONE VEIN AND SLATE BELT CLANS
Dyke
AU SKARN
Stock
Vein
TURBIDITE-HOSTED VEIN
BIF-HOSTED VEIN
Wacke-shale
INTRUSION-RELATED CLAN
(mainly from Sillitoe and Bonham, 1990)
Volcanic
GREENSTONE-HOSTED QUARTZ-CARBONATE VEIN DEPOSITS
Iron formation
Granitoid
Shear zone

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for First Majestic Silver Corp.	FIGURE 8-1 Typical Genesis of Epithermal Deposits	Date of Issue April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 8-1.dwg

9.     Exploration

9.1     Geological Mapping

Mapping of the structures and alteration in the mine area and of underground exposures is regularly undertaken by FMS staff. Regional mapping is typically performed at 1:20,000 scale, and semi-detailed mapping is at 1:5,000 and 1:2,500 scales. Detailed surface mapping is usually completed at 1:1,000 scale. Underground mapping is completed at 1:500 scale.

Surface mapping is used to define exploration targets. Underground mapping is used to support development and guide exploration for deposit extensions.

9.2     Geochemical Sampling

FMS undertakes surface geochemical sampling on an as-needs basis, typically during geological mapping activities. Depending on the program, soil, rock chip and channel samples may be taken. These samples do not inform Mineral Resource estimates but are used for exploration targeting.

9.3     Pits and Trenches

As required, pits and trenches may be excavated across structures and areas of outcrop to provide additional information on surface exposures. These samples do not inform Mineral Resource estimates but are used for exploration targeting.

9.4     Geophysical Surveys

Ground geophysical surveys were completed by previous operators in support of exploration activities and included induced polarization (IP), resistivity, and ground magnetic surveys. FMS has not compiled these data.

9.5     Exploration Potential

Numerous existing vein deposits within the San Martín property remain to be investigated. Some of these veins are inaccessible due to topographic constraints or may require significant investment for infrastructure development to access the areas.

The Rosario vein retains significant exploration potential along strike to the northwest and to the southeast of the existing operation. The intersection of the Rosario vein and the Zuloaga structure to the northwest of the workings represents a major exploration target.

Resource blocks Nos. PINI-6600, PINI-5800, PIN-7410, and PIN-7412, of the Zuloaga vein hold the most significant potential to host oxide mineralization in the Zuloaga vein. Access to these blocks is difficult due to topographic and underground conditions. Development was initiated along the Pinolea and other mine levels; however, more than 800 m of drifting and additional development by raises are required to reach these blocks by underground development.

The Zuloaga Cymoid zone represents additional oxide mineralization potential and is currently a target of exploration drilling and development for extraction. There is additional potential to access remnant material that was too low grade for past operators, but which may now be economic.

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The La Blanca, Veta 420, and other mineralized structures that intersect or split off of the Zuloaga Vein are typically irregular and narrow, but do contain higher silver grades. These higher grade areas represent potential exploration upside.

Other vein deposits are now under investigation. The La Mancha, La Esperanza, Rosario, Huichola, and Mina del Agua vein deposits show high grade silver mineralization in areas that are being investigated by underground development and by drilling.

The underground workings along the Zuloaga vein have encountered parallel and cross cutting veins that represent exploration targets. Sulfide mineralization at depth contains elevated zinc and lead grades and this represents another exploration opportunity.

At the nearby Bolaños mine, the main mineralized zones are hosted in the Borrotes formation. This favorable host unit has not been explored in the San Martin area and represents an excellent grassroots exploration opportunity.

9.6     Exploration Programs

Direct exploration development has proven to be the most effective method of exploration. In the underground workings, about 5,500 m of access development in the form of drifts and cross-cuts excavated to provide access to drilling stations, other mineralized zones or vein deposits that have been intercepted, such as crosscutting veins or vein branches adding exploration targets.

9.7     RPM Opinion

Most of the exploration activity at San Martín was based on direct underground development, particularly during the earlier stages of the operation. In recent years this has been complemented with diamond drilling. The total length of the underground development has not been estimated; however, drifting along the Zuloaga vein as shown on the longitudinal section may add to more than 75 kilometers, including crosscuts, interconnecting ramps and stopes areas. All this work adds up to a recorded production of 38.1 million ounces of silver to December 31, 2012.

In RPM’s opinion, the exploration programs developed by FMS within the San Martín district have been successful in testing exploration targets, increasing the mine’s Reserve/Resource base and indicating new targets of exploration within the mining district.

FMS has assembled an experienced and enthusiastic team of exploration professionals to cover all facets of the exploration requirements.

In RPM’s opinion, FMS exploration programs have established a significant Resource/Reserve base for San Martín. FMS has increased the Resource/Reserve base for projected operations at the plant expansion capacity for an estimated period of 9-½ years of mine life. These exploration programs have been developed according to industry standards.

Underground mines similar to San Martín generally contain sufficient Mineral Reserves for periods of three to five years. FMS has successfully replaced the mined Reserves and continued increasing the Life of Mine during the period of 2008 to 2012.

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10.     Drilling

Drilling completed by First Majestic since acquisition of the operation is summarized in Table 10-1. The current database does not contain any legacy drill data; i.e., drill hole data generated by previous operators.

TABLE 10-1
First Majestic Silver Corp.
San Martín Silver Mine
Drilling by FMS Since Acquisition

Year	Underground		Surface		Totals
	No Drill Holes	Meters	No Drill Holes	Meters	No Drill Holes	Meters
2007	50	2,200	8	1,698	58	3,898
2008	64	7,767	29	8,464	93	16,231
2009	69	2,326	0	0	69	2,326
2010	67	5,731	8	3,157	75	8,888
2011	72	9,468	47	10,325	119	19,793
2012	109	17,407	84	17,731	193	35,138
TOTALS	431	44,899	176	41,375	607	86,274

10.1     Drilling Methods

The drilling program is based on underground drilling with FMS’s own equipment, which includes electric powered drilling equipment including a T-500, CP-55, and a LY-38. Surface drilling is carried out with a Hydra Core 4 and Diamec 232E. This equipment is utilized for drilling shallow to medium depths, while the contracted equipment is generally used for deep and surface drilling.

Surface drill hole sizes include HQ (63.5 mm core diameter), NQ (47.6 mm) and BQ (36.4 mm) core sizes. Underground core is typically NQ and BQ sizes.

The San Martín drill programs are designed based on geologic mapping, including alteration zones, vein sampling, structural controls, and anomalous areas in locations and orientations perpendicular to the mineralized structures.

Currently there are three drilling teams operating at San Martín, one on surface drilling by the contractor NERGOLD, and two operating underground by the contractors CIA and TECMIN. Drilling teams consist of one driller and two or three helpers.

The drill core is recovered and placed in boxes with markers for depth at each drilling run. The core is measured by the drillers and confirmed by the geologist responsible for the area’s drilling.

Surface and underground drilling averages core recoveries of 90% and above. Recoveries in the mineral intercepts may vary from 85 to 95%, depending on the core diameter drilled.

The core is transported to the San Martín core house where it is logged by the geologist responsible for logging and recording geologic and structural features, including presence of alterations, mineralization, and geotechnical parameters. The geologist also marks the sample intervals with 15 cm the minimum and 1 meter the longest (geological contacts are always honored). The core is split with a diamond saw and samples are collected by taking one half of the core, which is placed in pre-marked sample bags. The samples are sent to the San Martín on-site laboratory for assaying. The other one half of the core is kept in the core boxes for future reference and possible further sample confirmations if needed.

DE-00324 / May 23, 2013	Page 10.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The assay results are transmitted by electronic means to the database, including location coordinates, depth, dates, etc. The drill holes are then interpreted by the Project Geologist in plan view, cross sections, and longitudinal sections. These are complemented with the assay results when reported by the lab.

Investigation of the Rosario deposit has included drilling of the following structures:

  Rosario
  El Pitayo
  La Plomosa
  La Corona
  La Hedionda
  La Huichola
  La Mancha
  El Manguito

Figure 10-1 shows the drill collar locations for surface holes for the majority of the Rosario deposit area. Figure 10-2 shows the locations for the La Mancha area, which is to the north of the main Rosario deposit.

Drilling of the Zuloaga vein deposit included the following areas:

  Zuloaga
  Ballenas
  420 vein
  El Tecolote
  San Pedro E dikes
  Providencia
  Chabela

Figure 10-3 includes the drill collar locations for holes completed at the Zuloaga vein.

10.2     Collar Surveys

First Majestic employs a mine surveyor who is responsible for surveying the locations of all underground collars using a Total Station instrument. Typically, surface collars are surveyed by a contract surveyor using a digital global positioning system (DGPS) instrument.

10.3     Down Hole Surveys

Drill holes are surveyed at 50 m intervals down-hole using a Reflex instrument.

DE-00324 / May 23, 2013	Page 10.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

ZULOAGA FAULT
PINALILLO T-181758
VETA ROSARIO VEIN
SANTITOS T-179605
SAN JUDAS TADEO
POLO T-178829
SAN MARTIN DE PORRES
T-160810
AMPL. SAN MARTIN DE PORRES
SAN EDUARDO
T-206208
AMPL. SAN EDUARDO T-186420
IMSSA
BOLAÑOS 7
E-93/15522
PP.D
SISTEMA EL MANGUITO
EL ROBLOSO
MINA LA LIMA
HUICHOLA SUR
LA REDONDA SUR
MINA CABRERA
LA GUITARRONA
LA RUSIA
EL PITAYO
LA CORONA
LA CASITA
MINA DEL AGUA
LA CHARELA
LA POLVOSA
MINA LA CONDESA
EL TECOLOTE
EL RANCHITO
MINA CINCO SEÑORES
C. TEMACHACO
Regional Fault
2 398 000 N
2 397 000 N
2 396 000 N
2 395 000 N
614 000 E
615 000 E
616 000 E
15,000 E
FIRST MAJESTIC
SAN MARTIN SILVER MINE
DDH ROSARIO AREA

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 10-1 Surface Drilling Rosario Vein	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 10-1.dwg

VETA LA HEDIONDA
FALLA LA MANCHA
FALLA BALLENAS
VETA 6195
NIVEL CANGREJOS
12,000 N
15,500 E
0
200
ESCALA

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**First Majestic Silver Corp.**	FIGURE 10-2 Surface Drilling La Mancha Vein	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 10-2.dwg

NW
SE
Elev.
2000
ALLUVIAL
Elev.
1900
TRUE WIDTH
VEIN INTERSECTION
0.55
Elev.
1800
Z–814
–40°
Elev.
1700
STOPE 7500
Elev.
1600
DDH Z–8 CROSS SECTION
OVER ZULOAGA VEIN
SCALE 1:1000

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 10-3 Drill Hole (8) Interception Zuloaga Vein	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 10-3.dwg

10.4     Drilled Versus True Thickness

Drill holes are typically completed at an angle not less than 45° with respect to the dip and strike of the structure being tested. This results in a drilled width that is typically greater than the true width. Figure 10-4 illustrates the relationship between a typical drill hole and the vein structure at the Rosario deposit. The section includes an assay table of all of the samples taken in the drill intercept illustrated. This table indicates areas of lower-grade mineralization within higher-grade intercepts.

10.5     Channel Samples

Channel samples are treated for database purposes as a type of drill hole. Each channel sample is surveyed as to start and end of the sample, and an elevation is recorded. Figure 10-5 is an example of channel sampling along a drift at the Rosario vein.

10.6     RPM Opinion

RPM believes that this drilling program from surface and underground sites, in combination with underground development, is appropriate and well designed to explore promising targets. Geologic potential exists in the San Martín holdings area to discover additional mineralized zones and “ore shoots” along the known mineralized structures.

DE-00324 / May 23, 2013	Page 10.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

SW
NE
ROSARIO VEIN
Elev. 1600
Elev. 1500
Elev. 1400
R-887
Aluvión
Intrusivo Riolítico
Dique Andesítico
Toba Superior
Miembro Superior
Formación Alacrán Superior
Formación Alacrán Medio
Formación Alacran Inferior
Andesita Guasima
Falla
Veta Mineralizada
Sección Transversal SW 50 NE
Viendo Al NW
A rumbo de barreno R-887
ESCALA: 1:500

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 10-4 Drill Hole (887) Interpretation - Rosario Vein	April 2013
Project No. DE-00324	Project Name San Martín Silver Mine		Drawing Name Fig 10-4.dwg

secc 1700
secc 1750
secc 1800
secc 1850
secc 1900
secc 1950
secc 2000
secc 2050
secc 2100
secc 2150
secc 2200
N
LR
DEVELOPMENT 6615
ROSARIO LEVEL
Xo 6772
Xo 6700
XO 6691
Pte 6767

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**First Majestic Silver Corp.**	FIGURE 10-5 Channel Sampling Rosario Drift	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 10-5.dwg

11.     Sample Preparation, Analyses and Security

11.1     Sampling Methods

As indicated in Section 10, drill core is sampled on variable intervals that can range from 15 cm to 1 m. Sampling respects geological, structural and mineralization contacts.

Drifts are typically 4 m wide. This is sufficient to expose the majority of the veins and structures, which are also typically 4 m or less in width. Where veins exceed the drift widths, a cross-cut is excavated at approximately 5 m intervals to ensure exposure of the complete structure.

Channel samples are taken from drifts, crosscuts, ramps, and stopes as required. Sampling is based on the vein width and the size of the opening being sampled. Samples commence at the lower left of the exposure being sampled, and continue at approximately 1 m or less intervals in a semi-circle round to the lower right. Sample lengths honour geological, structural and mineralization contacts. Two parallel saw cuts are etched 10 cm apart to provide a sample guide. Where needed, transverse saw cuts are made to facilitate hammer and chisel chipping. Samples are then taken as continuous chip samples to approximately 2 cm depth within the parallel saw cuts across the entire length of the half-circle. An average 1 m long sample would weigh 1 to 2 kg. Channel samples are taken at approximately 3 m intervals along the length of the drift.

11.2     Sample Preparation

San Martín samples are sent to the on-site laboratory for chemical analysis of silver and gold. The samples include channel samples taken from underground workings for exploration, grade control, and Resource / Reserve estimates; exploration samples from drill hole core, and samples for mine development and production controls, and plant samples for metallurgical recovery estimates. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine.

A typical channel or core sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimeter (1/2”) size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 150°C. After drying, the material is put into one of two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into a lead button. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples.

11.3     Laboratory Facilities

RPM notes that the laboratory facilities have been upgraded during 2012 and are adequate, with reasonable cleaning and organization. The laboratory currently conducts about 200 to 250 assays per day, including exploration samples, development samples, and mill samples. Laboratory personnel include two sample prep operators, one person in the refinery, two weighing samples and reporting results and one Chief Chemist/Atomic Absorption operator.

The on-site laboratory has an electric muffle furnace and an electric cupelling furnace for fire assays. Solution samples are analysed with a Perkins Elmer 2380 Atomic Absorption unit. Mine samples are sent to an outside laboratory, usually Inspectorate a Sparks, Nevada-based laboratory with sample preparation facilities in Durango City, and more recently splits of the same samples are also sent to FMS’s own central laboratory located at the La Parrilla Silver Mine which is in the process of certification under international norm EN ISO/IEC 17025:2005..

DE-00324 / May 23, 2013	Page 11.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

All plant feed and tailings assays are run as triplicate samples and the average value is reported unless the silver values vary by more than 20 g/t. Then the triplicate samples are repeated. Doré is drilled and six replicates are assayed and the average value reported unless the assay varies by more than 400 g/t. All geological samples are run as triplicates and the samples repeated if the assay exceeds 300 g/t.

The San Martín laboratory has been upgraded by replacing the diesel furnace with an electrical induction furnace, and the micro-balance has also been replaced by better instrument to weight the fire assay beads.

11.4     Check Assaying

Prior to RPM’s 2009 recommendations to implement a continuous QAQC and check assay program, no systematic check or QAQC program had been used. To evaluate sample quality control, FMS performed periodic check analyses on samples. These check samples are systematically inserted every 20 samples and since 2004, samples were sent each month to Chemex Laboratories, SGS Laboratories, Met Mex Penoles Laboratory and to Laboratorio Industrial Metalurgica Herrera for duplicate samples and duplicate pulp sample analysis.

Only the quality of the silver results has been reviewed in detail within this report, this is because the data provided by First Majestic was limited to the silver results. Additionally, only the silver results will be reported for resource estimates. The data reviewed was provided in pre-compiled excel workbooks. Also provided were a large number of sample log books, and original laboratory assay certificates.

Standards and blanks were analyzed at the San Martin onsite lab in order to serve as a representation of the accuracy within the reported results. Duplicate and pulp duplicate analyses were also performed at the onsite lab for quality assurance purposes. Secondary check samples were performed at Stewart Group Lab for the 2010 program and at Inspectorate Labs for the 2012 program.

TABLE 11-1
First Majestic Silver Corp.
San Martín Silver Mine
San Martin QAQC Sample Summary

Sample Type	Count
2010 Check Samples from Stewart Group Lab	87
2012 Check Samples from Inspectorate Lab	142
2012 Duplicates Analyzed at Inspectorate	193
2009 Standards and Blanks	31
2010 Standards and Blanks	20
2011 Standards and Blanks	63 3
2012 Standards and Blanks	37
Total Duplicates - Internal	1,267
Total Pulp Duplicates - Internal	238
Total Check Samples	229
Total Standards and Blanks	151

DE-00324 / May 23, 2013	Page 11.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The QAQC field duplicate pairs for the San Martin silver mine were reviewed analytically as well as graphically within scatter plots and Thompson-Howarth Precision Versus Concentration charts of the sample pair correlations.

Overall, the field duplicate pairs for the 2009 to 2012 programs have been shown to be non-biased, but of poor repeatability. The pulp duplicates for 2009 to 2012 were found to have a relatively strong correlation and good precision has been inferred through the pulp duplicate review. It is apparent that further processing of the sample material into pulps has resulted in an improved repeatability of the analytical results. It is inferred that the poor correlations within the duplicate pairs are due to the nature of the mineralization at the San Martin veins. It is the author's opinion that a satisfactory level of precision can be inferred within the 2009 to 2012 silver results reported by the onsite lab of the company.

The accuracy for the reported analytical results was monitored using three standards and two blank materials.

Control charts were generated using both defined expected values as well as calculated expected values.

Failed standard and blanks were defined as being in excess of three standard deviations from the mean expected result for the materials.

For the 2009 to 2012 analytical results reported by the onsite lab, the number of standard and blank materials analysed was below the industry recommended 1 to 20 ratio for each type.

In addition, the standard materials used were not certified reference materials and the control limits were derived in house using only a minimal number of analyses. The calculation of the control limits for the standard and blank materials using the reported assay results has allowed for an improved overview of the inferred accuracy.

The fine blank material resulted in passing results overall, implying that there were no issues with accuracy control nor contamination within the sample assays reported by the internal onsite lab.

However, this blank material is likely not sufficient for actually cleaning the instrumentation due to its fine nature. Coarse blank material is recommended in order to maintain the function of the blank material cleaning the instrumentation in order to eliminate contamination from previous sample analyses.

The coarse blank material returned results that were commonly reported outside the calculated control limits. Further review of the original reported results revealed that the majority of the failures were actually original sample duplicates. This shows that there are deficiencies in the data management at the San Martin Silver Mine.

The standard materials Std 1, Std 2, and Std 3 were analysed in house and the control limits were defined internally. Application of the defined control limits resulted in unacceptable failure rates. Using calculated control limits as a guide for the accuracy definition, a minimal number of failures were defined. Detailed review of the failed instances found that the defined control limits were likely not realistic for the procedures and methodology in place.

The onsite lab standard data was also provided by First Majestic, and this has shown that the accuracy was apparently well controlled.

After the detailed review of the blanks and with the discussed limitations considered, the accuracy inferred by the internal blanks and standards is satisfactory.

Secondary check sample results were analyzed on pulps of the original samples. Secondary sets of results were analyzed as reported by Stewart Group Lab and as reported by Inspectorate Labs. In both cases the review for bias in the results has shown that the levels of bias are not significant to cause concern of the quality of results reported by the San Martin onsite lab.

DE-00324 / May 23, 2013	Page 11.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

11.4.1    Precision Review

The field duplicate pairs were reviewed analytically using an average relative difference guideline to gauge the inferred level of precision within the results. In addition scatter plots and Thompson-Howarth statistical plots were reviewed.

Overall, the field duplicate pairs for the 2009 to 2012 programs have been shown to be non-biased but of poor repeatability. The pulp duplicates for 2009 to 2012 were found to have a relatively strong correlation and good repeatability has been inferred through the pulp duplicate review. It is apparent that further processing of the sample material into pulps has resulted in an improved repeatability. It is inferred that the poor correlations within the duplicate pairs are due to the nature of the mineralization at the San Martin veins. It is the author's opinion that a satisfactory level of precision can be inferred within the 2009 to 2012 silver results reported by the onsite lab at the San Martin Silver Mine.

11.4.2    Accuracy Review

For the 2009 to 2012 analytical results reported by the onsite San Martin lab, the number of standard and blank samples analyzed was significantly less than the industry recommended 5 percent. In addition, the standard materials used were not certified reference materials and instead were derived in house using only a minimal number of results to define the control limits. The calculation of the control limits for the standard and blank materials has allowed for an improved review of the result accuracy.

The coarse blank material is recommended instead of the fine blank material which resulted in passing results overall, implying that there were no issues with accuracy control nor contamination within the sample assays reported by the onsite San Martin lab.

The standard materials Std 1, Std 2, and Std 3 were analyzed in house and the control limits were defined as such. Application of the defined control limits resulted in unacceptable failure rates. Using calculated control limits allowed for the accuracy to be seen as generally acceptable with the exception of a few noted failures. It is the author's opinion that if these standard materials remain in use, the expected control limits need to be further reviewed at the onsite lab using the same techniques as were used to analyze the primary samples.

Further review of the standard failures generally resulted in a more acceptable impression of the inferred accuracy.

In addition the lab reviewed and analyzed standard results that have shown that the accuracy was likely maintained at an acceptable rate.

In order to be confident in the accuracy of the results reported, it is recommended that:

  A much greater number of standards and blanks are inserted with the primary samples. The standards and blanks should be inserted at 1:20 ratio. This means that every tenth sample will be either a standard or a blank.

  Coarse blank material should be inserted following the transition from high grade (vein regions) to low grade sample material. This will remove contamination from the instrumentation ensuring that the grade values are not spread to the low grade material.

  The standards and blanks are monitored when the results are reported by the lab. Any instances of standard or blank failure should be further reviewed and in the case where the accuracy is questionable, reanalysis of the samples in the vicinity of the failures should take place. The re-assays should be assigned precedence over the original results.

DE-00324 / May 23, 2013	Page 11.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

2009 Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2011 Pulp Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2009 Pulp Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2012 Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2010 Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2012 Pulp Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2010 Pulp Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2009 to 2012 Duplicate Repeats: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2011 Duplicates: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2012 Duplicates at Inspectorate: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for *First Majestic Silver Corp.*	FIGURE 11-1 Sample Duplicate Pairs, 2009-2013	Date of Issue April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 11-1.dwg

11.4.3    Bias Review

Overview of the statistical averages and the charts related to the 2010 check samples has shown that there is no significant bias in the results reported by the onsite lab compared to those reported by Stewart Group Lab.

For the 2012 analytical results, the bias was found to be small and negative, where the original results were overall reported slightly less (approximately 5 to 10 ppm Ag) than the results reported by Inspectorate. It is the author's opinion that this level of apparent bias is not significant enough to merit concern with the silver analytical results.

In future exploration and resource estimation programs it is important to analyze a representative set of check samples at a secondary lab periodically in order to ensure that there is no bias in the primary lab results.

Check sample averages are shown in Table 11-2. Check samples are sent to a secondary lab periodically in order to ensure that there is no bias in the primary lab results. Figure 11-2 shows check samples.

TABLE 11-2
First Majestic Silver Corp.
San Martín Silver Mine
Check Sample Averages

Year	Element	Average Original	Average Check Sample	Average Difference (Check Original)	Inferred Bias in Original Internal Lab Results
		ppm	ppm	ppm
2010	Stewart Group Check Samples	113	112	-1.088	Very Small Positive
2012	Inspectorate Lab Check Samples	52	58	5.91	Small Negative

11.5     Density Determinations

San Martín samples density determinations are performed at the FMS Central Laboratory at the La Parrilla Silver Mine by the method of waxed and immersion in water. San Martín takes representative samples from the various veins within the mining district, these include primarily core samples.

Density determination is a relationship between the mass and the volume of the rock samples and is determined by the following formula: δ = m/v, where:

  δ = density
  m = mass
  v = volume

The general methodology for density determination consists of the following steps:

  Drying of the rock sample
  Weighting of dry rock sample
  Wax immersion
  Water immersion
  Measurement of water displacement (volume)
  Density estimate of the rock sample

DE-00324 / May 23, 2013	Page 11.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

2010 Checks- Stewart Group Lab: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2012 Checks Inspectorate lab: Ag ppm
QC Ag ppm
Original Ag ppm
QC Ag Best ppm
Plus 10 Percent
Minus 10 Percent
Plus 20 Percent
2010 Checks - Stewart Group Lab - Bias Chart
2012 Checks - Inspectorate Labs - Bias Chart

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for *First Majestic Silver Corp.*	FIGURE 11-2 Sample Checks for 2010 and 2012	Date of Issue April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 11-2.dwg

The density factor used to convert Resource block volumes into tonnes has been determined as the weighted average of the mineral samples representing the vein deposits. Example density values are shown in Table 11-3 and range from 2.52 to 2.87. San Martin’s estimated general average density used in the Resource estimates is 2.70. San Martín has taken additional density measurements from representative samples of the various working stopes and veins to confirm the density applied to Resource estimates.

RPM believes that on average the density for mineralization appears to be reasonable. RPM recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

11.6     Conclusion

There is a need to increase the quantity of standards, blanks, duplicates, and check samples. The data management for the silver should be improved and it is recommended that a relational, central database system is implemented for better control of the data relationships and confidence in the data as a whole.

The review of field duplicates, lab duplicates, pulp duplicates, and duplicates analyzed at a secondary lab has found that with consideration of the nature of the mineralization at the San Martin veins, there is an inferred satisfactory level of precision in the results reported by the onsite San Martin lab. The detailed review of the available standard and blank results has found some limitations, but has overall inferred a satisfactory level of accuracy within the silver results reported by the onsite lab at San Martin.

Review of secondary check sample results reported has found that the levels of bias are not significant enough to merit concern with the original reported sample assay quality.

The recommendations made in this report should be implemented as soon as possible in order to maintain an improved quality representation for the San Martin Silver Mine.

The analytical results can be used for resource estimation based on the quality assurance and quality control review for 2009 to 2012 analytical results reported by the onsite laboratory.

DE-00324 / May 23, 2013	Page 11.8

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 11-3
First Majestic Silver Corp.
San Martín Silver Mine
Summary of Density Determinations to December 31, 2012

Sample No.	Density, T/m3		Area/Mine	Block	Vein Deposit
54152	2.65	2.69	Santa Maria	R-9 Sur	Zuloaga Detach Vein
54153	2.66		Santa Maria	R-9 Sur	Zuloaga Detach Vein
54154	2.65		Santa Maria	R-9 Sur	Zuloaga Detach Vein
54155	2.68		Santa Maria	R-9 Sur	Zuloaga Detach Vein
54156	2.61		Santa Maria	R-9 Sur	Zuloaga Detach Vein
54157	2.61		Santa Maria	R-9 Sur	Zuloaga Detach Vein
54170	2.66		Cangrejos	R-El cesar	Zuloaga Detach Vein
54171	2.6		Cangrejos	R-El cesar	Zuloaga Detach Vein
54172	2.68		Cangrejos	R-El cesar	Zuloaga Detach Vein
54173	2.7		Cangrejos	Fte.6195	Zuloaga Detach Vein
54174	2.73		Cangrejos	Fte.6195	Zuloaga Detach Vein
54175	2.75		Cangrejos	Fte.6195	Zuloaga Detach Vein
54176	2.76		Cangrejos	Fte-6200	Zuloaga Detach Vein
54177	2.8		Cangrejos	Fte-6200	Zuloaga Detach Vein
54178	2.77		Cangrejos	Fte-6200	Zuloaga Detach Vein
54161	2.66	2.68	San Jose	R - 5200	Zuloaga Vein
54162	2.85		San Jose	R - 5200	Zuloaga Vein
54163	2.71		San Jose	R - 5200	Zuloaga Vein
54164	2.69		Pinolea	R-5748	Zuloaga Vein
54165	2.52		Pinolea	R-5748	Zuloaga Vein
54166	2.79		Pinolea	R-5748	Zuloaga Vein
54167	2.63		Ballenas	R-7500	Zuloaga Vein
54168	2.64		Ballenas	R-7500	Zuloaga Vein
54169	2.62		Ballenas	R-7500	Zuloaga Vein
54179	2.68	2.74	San Juan	R-5400	Zuloaga Vein
54180	2.87		San Juan	R-5400	Zuloaga Vein
54181	2.71		San Juan	R-5400	Zuloaga Vein
54182	2.75		San Carlos	R-6219	Zuloaga Vein
54183	2.71		San Carlos	R-6219	Zuloaga Vein
54184	2.74		San Carlos	R-6219	Zuloaga Vein
54158	2.61	2.71	Santa Maria	R-5400	420 Vein
54159	2.68		Santa Maria	R-5400	421 Vein
54160	2.64		Santa Maria	R-5400	422 Vein
54185	2.72		Ballenas	Fte-5385	423 Vein
54186	2.81		Ballenas	Fte-5385	424 Vein
54187	2.82		Ballenas	Fte-5385	425 Vein
54375	2.75	2.68	Rosario	R-6698	Rosario Vein
54376	2.74		Rosario	R-6698	Rosario Vein
54377	2.7		Rosario	R-6698	Rosario Vein
54379	2.72		Rosario	R-6698	Rosario Vein
54380	2.7		Rosario	Fte-6615	Rosario Vein
54381	2.62		Rosario	Fte-6615	Rosario Vein
54382	2.66		Rosario	Fte-6615	Rosario Vein
54383	2.62		Rosario	Fte-6615	Rosario Vein
54384	2.79		Rosario	Fte-6605	Rosario Vein
54385	2.79		Rosario	Fte-6605	Rosario Vein
54386	2.59		Rosario	Fte-6605	Rosario Vein
54387	2.74		Huichola Sur	Fte-1923	Rosario Vein
54389	2.69		Huichola Sur	Fte-1923	Rosario Vein
54391	2.61		Huichola Sur	Fte-1923	Rosario Vein
54393	2.6		Huichola Sur	Fte-1923	Rosario Vein
54501	2.65		Huichola Sur	Fte-1923	Rosario Vein
54502	2.64		Huichola Sur	Fte-1918	Rosario Vein
54503	2.69		Huichola Sur	Fte-1918	Rosario Vein
54504	2.71		Huichola Sur	Fte-1918	Rosario Vein
54505	2.69		Huichola Sur	Fte-1918	Rosario Vein
54506	2.67		Huichola Sur	Fte-1918	Rosario Vein
54601	2.6		Mina de Agua		Rosario Vein
54	2.69

DE-00324 / May 23, 2013	Page 11.9

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

12.     Data Verification

12.1     Data Verification

RPM verification of the San Martín’s current status and database consisted of the following actions:

  Selected drill hole sites location field review, including topographic maps, and downhole surveying results.

  Check of random samples from the laboratory certificates by comparing with database information including review of GeoSpark’s report on QA/QC for sample checks.

  Review of selected drill holes core, including logging, core sampling and database.

  Review of underground mining areas to observe channel and bulk sampling for exploration, grade control, mine preparation, and head grades samples for mineralized materials shipping to the plant.

  Review of geologic interpretation maps, including geologic maps from surface and underground areas, cross and longitudinal sections, and sampling maps with assays.

  Review of laboratory procedures for sample preparation, assaying, and data transfer.

  RPM verified Mineral Resource estimates methods and process, reviewing Excel data sheets.

  RPM verified mining operations and discussed with the mine planning personnel methods and plans, equipment, etc.

  RPM verified the processing plant including crushing, milling, and cyanidation tanks for precipitation and smelting areas.

  RPM also verified tailing impoundment and followed the discharge lines from plant to the storage areas.

  RPM reviewed on site the environmental, health and safety aspects of the operation by observations and discussions with the personnel responsible of those issues.

  RPM discussed and obtained Capital and Operating costs, as well as Life of Mine plans.

12.2     Production - Sales

RPM has not taken independent samples from the surface or underground exposures of the vein deposits at San Martín, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the mineral deposits under production and development at the mine.

The San Martín mine has established a systematic procedure to verify data and quality control which has proven effective and accurate though many years of operation. Assay data and information generated by the operation is transmitted by manual procedures; however, the paper trail is accessible and available for inspection. Table 12-1 presents a summary of comparison between Precipitate/Doré to Mined Reserves extraction data from the San Martín mine with assays by FMS’s on site lab during 2011. The results show less silver only ounces recovered (-0.47%) .

DE-00324 / May 23, 2013	Page 12.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 12-1
First Majestic Silver Corp.
San Martin Silver Mine
2012 Reconciliation Dore-Mineral Reserves

Category	Tonnes	Ag gpt	Kg	Purity, %	Contained
Mined Reserves, Tonnes	286,206	136			1,252
Metallurgical Recovery %		76.6			959
Produced Dore			30,711		949
Difference %					-1.09%

Note: Metal price $31.14 US$/oz Ag

12.3     Production – Reserves Reconciliation

RPM believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. RPM recommends continuing the QA/QC program for field duplicate samples and pulp duplicate samples to check assay results as established at San Martín, adding blank and standard samples to the chain of sampling for a better control of the QA/QC program.

12.4     Conclusions

RPM’s conclusions are that the results from comparing silver ounces mined to silver ounces produced in doré were reasonable, and that the sampling results appear to be reasonably representative of the deposit mineralization and should be usable with acceptable confidence in the estimation of the mineral resources and mineral reserves.

DE-00324 / May 23, 2013	Page 12.2

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13.     Mineral Processing and Metallurgical Testing

13.1     Mineral Processing

The 900-tpd San Martín processing plant consists of a cyanide leach circuit with precipitation by the method of Merrill-Crowe which produces a precipitate containing zinc dust as collector of the precious metals. The precipitate is treated with acid solution to eliminate zinc and other metals prior to melting the concentrated minerals. During the melting process most minerals associated t with the precious metals are eliminated and the doré is poured into bars for sale. The materials remaining from the melting are collected and shipped to smelters for recovery of the remaining captured precious metals. Therefore, based on this process no deleterious materials are associated with the doré (solid mix of gold and silver with minor (less than 1%) traces of metals such as copper, zinc, and lead).

The San Martín processing plant has been in operation since 1983 at an increasing capacity that is currently about 900 tonnes per day (tpd). The San Martin mine produces ore from a variety of vein systems and the plant feed has variable processing characteristics. Depending upon which veins are mined and the relative proportions from each vein, the ore hardness, optimum grind size, optimum leach time, optimum cyanide concentration, etc. may be different over time.

13.2     Metallurgical Testing

Samples of ore from the producing stopes are tested in advance of mine production to ensure that operational variables are appropriately set before the ore is treated. In January 2012 a 100 kg metallurgical composite sample from all the stopes in production from the Zuloaga vein system was sent to FMSC metallurgical laboratory facility at La Parrilla mine in the state of Durango, where several cyanidation tests were run to optimize the leaching parameters. Later in August 2012, 22 40-kilogram weight samples, representative of the stopes of Zuloaga and Rosario systems veins, were sent to the same laboratory to determine the best metallurgical processing parameters. Both metallurgical tests indicate extraction rate at 80% average and 2 kg cyanide consumption.

The ore is processed by conventional counter-current cyanidation. It is evident from plant operating data that recoveries are related to grade, for both gold and silver. Regardless of the grade of silver in the ore, the tailings grade remains relatively constant in the 20 to 25 g/t Ag range and this is indicative of an ore with a “constant tail”. Both silver and gold recoveries increase as the feed grade increases.

Basic production statistics for the period of 2009 through December 31, 2012 are found in Table 13-1. The feed rate for the mill has averaged 280,849 tonnes per year, and the average feed grade of silver and gold was 153.2 g/t Ag and 0.2 g/t Au. Plant recoveries averaged 77.9% for silver and 95.3% for gold.

A composite sample prepared for optimization testing of current mill feed is found in Table 13-2. The head sample for the composite sample assayed 269 g/t Ag and the average Ag extraction of the composite testing was 76.7% .

Nine tests were conducted on representative samples at three different grind sizes and three different sodium cyanide (NaCN) concentrations as shown in Table 13-3. The remaining test conditions remained constant. Grind sizes of 64%, 70% and 75% minus 200 mesh were tested. The San Martín grind size is 70% minus 200 mesh. NaCN concentrations of 1,000, 2,000 and 3,000 ppm were tested. All of the tests used a standard 43% solids and 96 hours of leach time. The test conditions of test number 5 indicate that San Martín grinding size of 70% minus 200 mesh and a 96-hour leach time are optimum for the Rosario vein samples that were tested. The 2,000 ppm NaCN concentration in the leach circuit is higher than the 1,100 ppm currently being used.

DE-00324 / May 23, 2013	Page 13.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 13-1
First Majestic Silver Corp.
San Martín Silver Mine
Production Statistics for October 2008 to December 2012

Year	Processed Tonnes (000)	Head Grade		Metallurgical Recovery		Ounces Recovered
		gpt Ag	gpt Au	Ag	Au	Ag (000)	Au
Oct-Dec 2008	70	124	0.11	71.0	92.9	197	214
2009	291	157	0.23	75.6	98.5	1,112	2,001
2010	264	168	0.20	78.8	98.4	1,126	1,667
2011	287	147	0.12	78.0	100.0	1,057	1,098
2012	286	137	0.15	76.6	91.7	957	1,323
Totals	837	150	0.16	77.8	96.7	4,459	6,303

TABLE 13-2
First Majestic Silver Corp.
San Martín Silver Mine
Samples Tested af the First Majestic Central Laboratory

Sample No.	Sample Description	Ag, g/t	Extraction, Ag %	Reagent Consumption		Total Feed
				NaCN, kg/tonne	CaO, kg/tonne	To Mill, %
1	S Pablo reb 7210	228	72.6	3.0	2.7	3.0
2	Reb 6308	304	89.8	2.2	2.1	3.0
3	S Carlos Reb 6190	155	69.4	2.9	2.0	7.0
4	Cangrejo 6129	283	86.1	2.1	1.6	4.0
5	Sta Maria 600	252	83.5	2.7	4.3	12.0
6	Sta Maria 5400	267	74.7	8.3	2.5	3.0
7	San Juan Reb 7100	362	76.2	2.7	3.0	3.0
8	Mina del Agua	95	82.3	1.9	3.1	3.0
9	Reb 7500	361	93.7	2.5	2.0	3.0
10	Rebaje 201	366	85.8	2.1	3.1	11.0
11	La Hedionda Rebaje 6716	551	43.1	2.1	3.3	5.0
12	Santa María Rebaje 671	193	81.4	1.9	2.6	4.0
13	Sur Rebaje 10	557	87.9	2.1	2.6	11.0
14	Rebaje 6616	328	89.5	2.2	3.1	4.0
15	Rebaje 5351	138	73.2	1.2	2.1	4.0
16	Santa María Rebaje 691	102	84.3	1.8	2.5	7.0
17	San Juan Rebaje 5401	115	82.4	1.7	2.9	3.0
18	San Carlos Rebaje 6219	424	76.9	2.0	2.1	2.0
19	Rebaje 1100	165	91.9	1.7	2.5	3.0
Total	Average	280	76.7	2.47	2.63	95.0

40 kg samples from Operating Stopes at the Rosario and Zuloaga Veins

DE-00324 / May 23, 2013	Page 13.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The average silver feed grade and recovery were 152 g/t and 78%, respectively, for the previous three full years of production (see Table 13-2). The 269 g/t silver feed grade for the ore represented in Table 13-3 resulted in an increased silver recovery of 81.9% (see Table 13-3). The increased silver recovery was a result of the higher feed grade.

Samples were taken from the Rosario and Zuloaga veins, of the structures and alteration in the mine area and of underground exposures and tested at the FMS Central Testing Laboratory at the La Parrilla Silver Mine. These samples were subjected to the standard San Martín test conditions. The silver head grade of the samples averaged 281 g/t. The silver extraction averaged 81.5% . The average reagent consumption was 2.50 kg/t NaCN and 2.60 kg/t CaO. These samples appear to be amenable to the standard San Martín flow sheet.

TABLE 13-3
First Majestic Silver Corp.
San Martín Silver Mine
Optimization Testing of a Composite of Samples Representative of Current Production

Test No	Grind % - 200 M	NaCN ppm	% Solids	pH			Leach Time Hr.	Ag Ext. %	Reagent
									NaCN	CaO
1	64	1,000	43	10.5	to	11	96	77.4	2.35	2.54
2	64	2,000	43	10.5	to	11	96	80.22	2.68	1.74
3	64	3,000	43	10.5	to	11	96	80.37	4.14	1.21
4	70	1,000	43	10.5	to	11	96	77.68	2.08	2.44
5	70	2,000	43	10.5	to	11	96	82.57	2.81	3.47
6	70	3,000	43	10.5	to	11	96	80.97	4.2	0.94
7	75	1,000	43	10.5	to	11	96	78.09	2.02	2.5
8	75	2,000	43	10.5	to	11	96	80.91	3.18	1.74
9	75	3,000	43	10.5	to	11	96	83.97	4.53	0.58

Samples Representative of Current Production from all Operating Stopes at the San Martin Mine

DE-00324 / May 23, 2013	Page 13.3

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14.     Mineral Resource Estimates

14.1     Introduction

San Martín Mineral Resource estimates are proper for an active underground mining operation extracting mineralized materials from narrow vein deposits. It is an ongoing operation based on Mineral Reserves estimated during the previous reporting period. Accordingly, the Mineral Resource estimates are developed outside of the boundaries of the remaining Reserve blocks in a continuous process by mine developments such as drifts, adits, crosscuts, shafts, and raises. Therefore, the Mineral Resources are generated by exploration and mine developments and estimated at reasonable projections beyond the boundaries of the remaining Mineral Reserve Blocks.

Mineral Resource estimates are prepared by FMS personnel using a polygonal methodology informed by core borehole and underground channel sampling data. Mineral resource evaluation is an ongoing activity of the geology department. Resource blocks are defined or re-evaluated monthly to take into account new sampling and production data. RPM believes that San Martín resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Mineral Resources. In RPM’s opinion, the classification of the Mineral Resources in this Technical Report meets the standards of Canadian National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2010).

The Resources herein reported by FMS were reviewed by RPM and constitute part of an active operation since 1983 and from June 2006 by FMS. In RPM’s opinion, there are no significant technical, legal, environmental, political or other types of restrictions; therefore, these Resources, which are exclusive of each other category, may not be materially affected by issues that could prevent their extraction and processing.

Mineral Resources were estimated as of December 31, 2012.

14.2     Resource Estimation

The San Martin Mineral Resources are divided in oxides and sulphides. The outlines for the mineralization are defined from the sampling information, interpreted on plan and vertical sections. The Resource estimation by San Martín are based on projections of the mineralized zones of 25 meters beyond the areas of the drill holes vein interceptions for the Measured Resources, and another 25 meters beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. The grade for these blocks is determined from the grade estimated for the adjacent drill holes and known Reserve blocks, and sampling in mine workings located within the block area.

An average silver grade is assigned to each polygon based on the length-weighted average Ag assays from core within that block, capped as appropriate. San Martín’s estimated Indicated Resources are considered conservative, since only adjacent blocks are projected from the Measured Resources blocks. Mineralization in the Zuloaga vein has shown an estimated 70/30 percent mineral to waste ratio within the mineralized structure; therefore, based on mining records the Resource projections above and below the reserve blocks may be extended to the length of the known structure.

Mineral Resources are classified into Measured, Indicated and Inferred categories primarily based on sampling data density and distance from the known mineralized areas or remaining Mineral Reserves from previous estimates. A resource polygon ( 25m X vein width X length of vein development) is considered measured if one or more of its sides are exposed to a mineralized block of known mine development area. A resource polygon is considered Indicated if it is also intersected by one borehole which is located less than 50m from the adjacent areas of known mineralized blocks. Inferred blocks include polygons not meeting Measured and Indicated criteria. In addition to the Measured and Indicated Reserves, San Martín has estimated additional Inferred Mineral Resources. These Inferred Resources consist of blocks estimated beyond 50 m and less than 100 m of the known mineralized zones and may include limited drill intercepts of access from other mine levels. In any event the Inferred Resources are estimated within a maximum distance of 100 m from the known mineralized areas within and limited by the vein deposit or mineralized structure.

DE-00324 / May 23, 2013	Page 14.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The San Martìn Mineral Resources are divided in oxides and sulphides. The estimated cutoff grade for oxides is 64 g/t-Ag and for sulphides 37 g/t-equivalent Ag. This estimate is based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms for the oxides and a metallurgical recovery and payable metal of 51% and 96% for silver, 75% and 95% for lead and 78% and 85% for zinc respectively.

Sulphide estimation of resources considers the mining cost calculated for San Martin, and the flotation cost is considered same as for La Parrilla flotation processing for evaluation purposes.

Mineral Resources are reported using a three year trailing average silver price of US$28.82/oz, a lead price of US$1.00/lb and a zinc price of US$0.95/lb.

San Martín’s estimated of Mineral Resources are shown in Table 14-1. Tables 14-2 to 14-5 show them tabulated by vein.

Measured and Indicated Resource blocks are shown in Table 14-2 for oxides and 14.4 for sulphides. The Measured Resource consists of 1.28 million tonnes averaging 185 g/t silver, for a total content of 7.6 million ounces of silver of oxide mineral, and 365 thousand tonnes of sulphide mineral averaging 61 g/t silver 0.73% lead and 1.53% zinc, for a total content of 3.7 million equivalent ounces of silver.

The Indicated Resource consists of 2.8 million tonnes averaging 172 g/t silver, for a total content of 15.5 million ounces of silver of oxide mineral, and 376 thousand tonnes of sulphide mineral averaging 60 g/t silver 0.64% lead and 1.39% zinc, for a total content of 1.8 million equivalent ounces of silver. The resource grade includes mine dilution at a minimum mining width of 2.00 m. It has been observed by direct measuring in the mine workings that an average 15 cm to each side of the ore that passes the cutoff grade is broken by the effect of blasting at both the hanging and foot walls. The grade of the material resulting from the over breaking was previously channel sampled and assayed for every individual block of ore. The grade of the dilution material varies from zero value to below the cutoff grade, averaging 30 grams of Ag per tonne for the Resource calculation of this report.

San Martín has also estimated at the effective date of this report December 31, 2012, the Inferred Mineral Resources for oxide and sulphides mineral that have resulted in 55, million silver ounces contained in 10.1 million tonnes for oxide mineral at an average grade of 169 Ag-g/t and for sulphide mineral that have resulted in 5, million silver ounces contained in 1.0 million tonnes at an average grade of 54 Ag-g/t 0.68% lead and 1.6 zinc. These are presented in Table 14-3 for oxides and Table 14-5 for sulphides. These Mineral Resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the Proven and Probable Reserve or Measured and Indicated Mineral Resource categories.

These Inferred Mineral Resources have been estimated by San Martín based on projections of presumed vein continuity ahead, above, and below current mining; and based on widely-spaced drill holes, surface sampling or old surface workings. The Inferred Mineral Resources need considerable drilling and development before they can be upgraded to Indicated or Measured Mineral Resources.

To date, the Zuloaga Vein has demonstrated continuity along 3.0 kilometers of strike length and down dip to about 400 meters. As additional drilling confirms vein extensions Resources may continue to be increasingly confident.

San Martín’s Mineral Resources are reported exclusive of Mineral Reserves.

DE-00324 / May 23, 2013	Page 14.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 14-1
First Majestic Silver Corp.
San Martin Silver Mine
Mineral Reserves and Resources Statement as of December 31, 2012

Clasification	Type of Mineral	Tonnage (000's)	Vein Width in meters	Mineral Grade gpt Ag	Mineral Grade % Pb	Mineral Grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Reserves
Proven	Oxides	1,349	2.7	168	-	-	-	7,287	7,287
Probable	Oxides	2,923	4.1	157	-	-	-	14,722	14,722

Total P&P	Oxides	4,271	3.7	160	-	-	-	22,008	22,008
Resources
Measured	Oxides	-	-	-	-	-	-	0	0
Indicated	Oxides	35	1.8	136	-	-	-	154	154
Total M&I oxides	Oxides	35	1.8	136	-	-	-	154	154

Measured	Sulphides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated	Sulphides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total M&I sulphides	Sulphides	741	4.4	61	0.68	1.46	1,706	3,825	5,531
Total M&I	Oxides and Sulphides	777	4.3	64	0.65	1.39	1,706	3,979	5,685
Total Resources and Reserves	Oxides and Sulphides	5,048	8.0	146	0.10	0.21	1,706	25,987	27,693
Inferred	Oxides	10,163	4.2	169	-	-	-	55,218	55,218
Inferred	Sulphides	994	2.8	54	0.68	1.60	1,642	3,364	5,006
Total Inferred Resources	Oxides and Sulphides	11,157	4.1	159	0.06	0.14	1,642	58,582	60,224

(1) A minimum width of vein of 2 meters was considered for the blockage estimation
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclasification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassificacion of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 14.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 14-2
First Majestic Silver Corp.
San Martin Silver Mine
Measured and Indicated Oxides Mineral Resources as of December 31, 2012

Measured Oxides	Tonnage (000's)	Vein Width in meters	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and	Ounces of Ag (000's)	Total Ag Equivalent Ounces
Vein
Zuloaga	565	3.0	192	-	-	-	3,492	3,492
Bajo Del Lazo Cimoide	46	3.0	168	-	-	-	247	247
La Blanca	47	2.1	248	-	-	-	374	374
San Pedro	19	2.6	156	-	-	-	97	97
Desprendimiento 7000	23	2.2	162	-	-	-	119	119
Zona 6195	22	2.2	185	-	-	-	128	128
Veta 5960	11	3.1	144	-	-	-	50	50
Veta 420	61	2.1	167	-	-	-	326	326
La Choricera	27	2.1	156	-	-	-	136	136
Rosario	360	2.7	158	-	-	-	1,826	1,826
La Esperanza	11	2.5	254	-	-	-	91	91
La Hedionda	61	2.0	272	-	-	-	534	534
La Hedionda 2	26	3.1	209	-	-	-	175	175
La Huichola				-				0
La Guitarrona				-				0
El Pitayo				-				0
La Reyna				-				0
La Lima				-				0
Dique 690				-				0
Zuloaga Respaldos				-				0
Measured	1,278	2.7	185	-	-	-	7,593	7,593

Classification
Indicated Oxides	Tonnage (000's)	Vein Width in meters	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and	Ounces of Ag (000's)	Total Ag Equivalent Ounces
Vein
Zuloaga	623	4.2	191	-	-	-	3,832	3,832
Bajo Del Lazo Cimoide	6	2.3	153	-	-	-	30	30
La Blanca	29	2.1	239	-	-	-	221	221
San Pedro	15	2.1	180	-	-	-	88	88
Desprendimiento 7000	21	2.1	149	-	-	-	101	101
Zona 6195	8	2.1	177	-	-	-	47	47
Veta 5960	35	2.6	174	-	-	-	194	194
Veta 420	44	2.0	162	-	-	-	229	229
La Choricera	52	1.8	147	-	-	-	244	244
Rosario	1,246	5.0	159	-	-	-	6,383	6,383
Rosario deep zone blocks	35	1.8	136	-	-	-	154	154
La Esperanza	66	2.2	182	-	-	-	388	388
La Hedionda	26	2.1	265	-	-	-	218	218
La Hedionda 2	47	2.4	188	-	-	-	283	283
La Huichola	74	2.4	290	-	-	-	691	691
La Guitarrona	27	2.0	124	-	-	-	109	109
El Pitayo	43	2.1	153	-	-	-	211	211
La Reyna	48	1.8	128	-	-	-	199	199
La Lima	45	2.9	246	-	-	-	358	358
Dique 690	14	2.0	135	-	-	-	61	61
Zuloaga Respaldos	299	4.5	151	-	-	-	1,454	1,454
Total Indicated Oxides	2,804	4.2	172	-	-	-	15,495	15,495
Total Measured and Indicated Oxides	4,082	3.7	176				23,089	23,089

(1) A minimum width of vein of 2 meters was considered for the blockage estimation.
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7.
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassification of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 14.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 14-3
First Majestic Silver Corp.
San Martín Silver Mine
Inferred Oxides Mineral Resources as of December 31, 2012

Inferred Oxides	Tonnage (000's)	Width in meters	Mineral grade gpt Silver	Mineral grade % Lead	Mineral grade % Zinc	Silver Equiv from Pb and Zn (000's)	Ounces of Silver (000's)	Total Silver Equiv (000's)
Zuloaga	1,263	4.3	193	-	-	-	7,826	7,826
Bajo Del Lazo Cimoide	0	0.0	0	-	-	-	0	0
La Blanca	0	0.0	0	-	-	-	0	0
San Pedro	115	2.4	167	-	-	-	614	614
Desprendimiento 7000	173	2.1	155	-	-	-	864	864
Zona 6195				-	-	-	0	0
Veta 5960	108	2.8	165	-	-	-	569	569
Veta 420	211	2.1	165	-	-	-	1,118	1,118
La Choricera	0	0.0	0	-	-	-	0	0
Rosario	4,111	4.8	152	-	-	-	20,143	20,143
La Esperanza	158	2.2	193	-	-	-	981	981
La Hedionda	0	0.0	0	-	-	-	0	0
La Hedionda 2	198	2.4	188	-	-	-	1,200	1,200
La Huichola	250	2.4	290	-	-	-	2,331	2,331
La Guitarrona	112	2.0	124	-	-	-	445	445
El Pitayo	122	2.1	153	-	-	-	601	601
La Reyna	203	1.8	128	-	-	-	834	834
La Lima	205	2.7	246	-	-	-	1,617	1,617
Dique 690	111	2.0	135	-	-	-	482	482
Zuloaga Respaldos	2,824	4.7	172	-	-	-	15,592	15,592
Total Inferred oxides	10,163	4.2	169	-	-	-	55,218	55,218

(1) A minimum width of vein of 2 meters was considered for the blockage estimation.
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassification of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 14.5

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 14-4
First Majestic Silver Corp.
San Martín Silver Mine
Measured and Indicated Mineral Resources as of December 31, 2012

Measured Sulfides	Tonnage (000's)	Width in meters	Mineral grade gpt Silver	Mineral grade % Lead	Mineral grade % Zinc	Silver Equiv from Pb and Zn Ounces (000)	Ounces of Silver (000)	Total Silver Equiv Ounces (000)
SC 5000 B	45	4.2	59	0.88	1.96	93	178	272
SC 5500	19	4.3	75	0.42	0.80	16	61	77
SC 5700	17	3.8	143	1.29	1.72	38	117	154
SC 5705	26	4.0	16	0.70	0.99	33	46	79
SC 5750	44	5.1	54	0.65	1.32	63	139	202
SC 5780	46	3.5	49	1.08	1.30	79	151	229
SC 5835	9	3.9	56	0.38	1.51	12	27	39
SC 6000	65	4.5	65	0.54	2.16	128	263	390
SC 6100	14	4.1	49	0.52	0.79	13	35	49
SC 7190 A	23	4.2	55	0.56	1.05	27	68	95
SC 7190 C	16	5.3	90	0.94	1.11	23	68	91
SJU 5750	21	3.8	78	0.52	1.76	35	87	121
SJU 5870	7	2.4	56	0.72	2.01	14	27	41
SJU 5940	3	2.9	15	0.66	1.13	4	5	9
SJU 6020	11	2.5	53	0.81	1.81	576	1,272	1,849
Total Measured Sulfides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated Sulfides	Tonnage (000's)	Width in meters	Mineral grade gpt Silver	Mineral grade % Lead	Mineral grade % Zinc	Silver Equiv from Pb and Zn Ounces (000)	Ounces of Silver (000)	Total Silver Equiv Ounces (000)
Block
SC 5500	19	4.3	75	0.42	0.80	16	61	77
SC 7190 A	24	4.3	51	0.52	0.99	26	66	92
SC 5700	17	3.8	143	1.29	1.72	38	117	154
SC 5705	26	4.0	16	0.81	0.99	35	48	83
CS 5835	5	1.9	49	0.33	1.31	6	13	19
SC 6100	14	4.1	49	0.52	0.68	12	34	47
SC-4750Ag	24	3.4	23	0.32	3.29	63	80	143
SC-5790	18	2.5	19	0.39	0.97	18	29	46
SC 5000	156	5.2	87	0.82	1.21	228	663	892
SC 7250	41	7.5	15	0.23	2.02	66	86	152
SC-5800	16	2.3	42	0.64	0.80	17	39	56
SJU 4750 Ag+Pb+Zn	17	2.8	30	0.35	1.91	28	44	72
Total Indicated Sulfides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total Measured and Indicated Sulfides	741	4.4	61	0.68	1.46	1,706	3,825	5,531

(1) A minimum width of vein of 2 meters was considered for the blockage estimation.
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7.
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassification of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 14.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 14-5
First Majestic Silver Corp.
San Martin Silver Mine
Inferred Mineral Resources Statement as of December 31, 2012

Inferred Sulfides	Tonnage (000's)	Vein Width in meters	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Block
SCI 4750	151	2.2	31	0.39	2.90	361	512	873
SCI 5000	225	2.9	91	0.91	1.53	399	1,056	1,455
SCI 5700	409	2.4	49	0.78	1.21	591	1,239	1,830
SCI 7150	209	4.0	40	0.43	1.49	291	558	849
Total inferred Sulfides	994	2.8	54	0.68	1.60	1,642	3,364	5,006

(1) A minimum width of vein of 2 meters was considered for the blockage estimation
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.00/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassificacion of the Proven and Probable Reserves.

Based on these assumptions and in the mine’s silver cutoff grade (COG), RPM reviewed the San Martín estimates. These resources were adjusted for mine dilution at a minimum mining width of 2.0 meters. The Mineral Resources estimated by San Martín and reviewed by RPM are exclusive of the estimated Mineral Reserves.

The mineralized veins within the deeper parts of the mine, as well as in some other localized areas, contain variable amounts of base metals, particularly lead and zinc, which represents an upside potential. The Zuloaga Vein contains resource areas that are locally as high as 5 percent lead/zinc. The La Blanca Vein also contains higher lead/zinc values. Lead/zinc grades distribution is not well defined as sample analysis for lead/zinc has historically been limited, but is being conducted routinely for the exploration drilling in more recent sampling which represents an upside potential.

14.3     Grade Estimates

To estimate the average grade and thickness for each 10-meter section that crosses a Resource block, San Martín composites all sample grades in the drift that occur within 5 meters on either side of the section. The samples average silver grade, weighted by length, gives the average silver grade for the drift at that section.

San Martín investigated three methods to filter the outlier samples for the Zuloaga vein sample assays greater than 1,000 g/t Ag, and determined that, based on statistical analysis performed on 3,040 samples the most appropriate filter was to assign a top grade of 800 g/t Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section.

RPM also notes that in a few local areas, the drift is wholly enclosed by the vein zone and unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. In these areas, the use of the less than actual vein width leads to underestimation of the block resources. RPM recommends that the true vein widths, measured by cross cuts and/or the drill holes, be used as much as possible in the mineral resource estimation in the future.

DE-00324 / May 23, 2013	Page 14.7

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

For the Rosario area samples, including the Rosario, Condesa, Rosario old mine, and Mina del Agua samples and statistical analysis was carried out on a population of 1,173 samples determining outliers above two times the standard deviation, which resulted in a grade cap of 600 g/t Ag. This analysis included all the channel and drill hole samples.

The tonnes and grade for each Resource block are then determined by combining the tonnes and grade results obtained for each 10 meter section that crosses the block. The Resource block tonnes and grade are tabulated by San Martín on a series of spreadsheet summaries.

RPM notes that the mining width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. San Martín generally isolates the low grade areas to include them as waste rock, use it as pillar, or include them with the economic grade depending on the area’s mining conditions. San Martin generally uses both cutoff grade and mineable width for consideration in the compositing of samples across the vein in order to help optimize mining of the economic minerals for production. Resource blocks delineated on this basis would need to be mined accordingly by San Martin, using appropriate grade control practices to insure that the selective mining of the mineralized material proceeds as envisioned by the resource estimates and, where practical, leaving sub-economic grade parts as waste rock.

The Reserve blocks estimated are not included within the resource blocks. Figures 14-1 and 14-2 show longitudinal sections of the Zuloaga and Rosario Veins with Resource / Reserve Blocks.

14.4     Cutoff Grade

The San Martín Mineral Resources are estimated at a cutoff grade of 64 g/t-Ag, which estimate is based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce. This price is a trailing average of the last three years to 2012. More details are shown in Table 15-2 of this report.

14.5     Density Determinations

Please refer to Section 11.0 of this report for description of the density determinations.

14.6     Additional Geologic Potential

During the period of October 2008 to August 2012 San Martín increased investments in development and exploration programs including 435 holes with total drilled depth of 61,117 m and 10,870 m of underground workings in drifts and crosscuts to access and investigate new areas along known and unknown vein deposits.

These programs have resulted in a significant increment of Mineral Reserves which not only maintained pace with the operation by replacing the mined out reserves during the period (1.1 million tonnes), but managed to increase the current Reserves (110 percent tonnage and 42 percent in contained silver ounces), while the Measured and Indicated Resources were also increased (5 percent additional tonnage and 25 percent additional silver ounces).

Most of the currently estimated Indicated Mineral Resources have been reported from areas outside of the Zuloaga vein, such as the Rosario, La Esperanza, La Hedionda, Guitarrona, El Pitayo, and La Reyna veins which show a high potential to be elevated to Resources once additional drilling and mine preparation that eventually will be converted to Reserves. A portion of the indicated mineral resources incorporate remanent material from past operations.

There is upside potential that the Inferred Resources can be upgraded to a higher confidence level with additional drilling and mine developments. Figure 14-3 shows Rosario mineralized qtz-bx vein DH R-904.

DE-00324 / May 23, 2013	Page 14.8

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

14.7     Conclusions

RPM believes that these Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. RPM believes that the classification of the Measured, Indicated and Inferred Resources in this Technical Report meet the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The Resources herein reported by FMS for the San Martín mine were reviewed by RPM and constitute part of an operation by FMS. There are no significant technical, legal, environmental, political or other types of restrictions; therefore, in RPM’s opinion these Resources may not be materially affected by issues that could prevent their extraction and processing.

The following are external factors that can affect the estimates of the mineral resources: the cutoff grade can vary because of commodities price fluctuations, the unexpected presence of local faulting, any changes in the metallurgical recovery assumptions, and the continued control of dilution assumptions.

There is an upside potential to include gold lead and zinc in the resources in the future.

DE-00324 / May 23, 2013	Page 14.9

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

W
E
PINALILLO
0 50 100 150 200 250
Esc. Gráfica

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 14-1 Longitudinal Section Zuloaga Vein with Resource/Reserve Blocks	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 14-1.dwg

SE
NW
0
500
SCALE metres
LONGITUDINAL SECTION ROSARIO VEIN

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**_First Majestic Silver Corp._**	FIGURE 14-2 Longitudinal Section Rosario Vein with Resource/Reserve Blocks	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 14-2.dwg

33450
33451
33452

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 14-3 Rosario Mineralized QTZ-BX Vein DH R-904	April 2013
Project No.	Project Name		Drawing Name
DE-00324	San Martin Silver Mine		Fig 14-3.dwg

15.     Mineral Reserve Estimates

The conversion of Mineral Resources to Reserves is straightforward and is based on experience and good reconciliation history. Historically, the geology department determined Mineral Resources and Reserves. This has changed since 2012 whereby the geology department now has the responsibility for Mineral Resources and the mine planning department has the responsibility for Reserves.

Minimum mining widths and metallurgical recovery assumptions are applied at the resource estimation stage.

For evaluation purposes only the oxide type mineral is considered for the resource to reserve conversion. For the determination of Reserves, a stoping method/ore characteristic specific external dilution factor is applied to the Mineral Resources based upon reconciliation experience. Then, a historical mining recovery factor is applied to produce the Reserves. This is summarized in Table 15-1.

RPM consider that the procedure for converting Mineral Resources to Reserves follows industry best practice and is backed up with many years of operating history. However, RPM recommend that thorough reconciliation studies be systematically applied in order to validate the historical data. Going forward there exist opportunities to reduce dilution with the benefit of a tighter control on blasthole drilling and charging, and less over break and/or unintentional mining.

The Mineral Reserves are summarized in Table 15-3 and have an effective date of December 31, 2012. The effective date is based on year end reporting.

15.1     Cutoff Grade Calculation

One of the key influencing factors for profitability of the low-grade ores, such as those of the San Martín mines, is consistently high silver prices. The Reserve and Resource estimates included in this report are therefore predicated on the recovery of silver. RPM customarily uses the rolling averages for metal prices for the prior three years in determining cutoff grades, and has used these in this NI 43-101 report. Parameters for cutoff estimates are presented in Table 15-2. This cutoff grade was the basis that RPM used to report the December 2012 Resources and Reserves.

Milled ore for 2012 was 286,206 tonnes, at an average grade of 136 g Ag/t. The actual gold head grade is not well known because of the problems in assaying as previously discussed in the laboratory analysis section.

15.2     Reserves

Based on the Resources in Table 15-1 of this report, and after applying modifying factors RPM has estimated a Reserve for Mine Planning, which is 4.27 million tonnes at an average grade of 160 g/t Ag. In this estimate a conservative mining recovery to account for losses or ore that must remain in place, such as crown pillars, in the course of mining is applied to the total Proven and Probable Reserves; in RPM’s experience for cut and fill stoping, this factor is normally 95 to 100% and RPM has used 95% for the San Martín Silver Mine. After the mining recovery factor is applied, an external dilution factor is also applied. External dilution is waste material that is extraneous to the orebody. It can consist of stope backfill, rock spalling from orepasses, waste erroneously dumped into the ore stream by miners, etc. RPM has seen this factor in mines similar to San Martín as high as 30% of total production; in this case a factor of 10% at zero grade has been applied. The Reserve statement is shown in Table 15-3.

DE-00324 / May 23, 2013	Page 15.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 15-1
First Majestic Silver Corp.
San Martín Silver Mine
Mineral Resources to Mineral Reserves Convertion at December 31, 2012

	RESOURCES					RESERVES
Classification	Tonnage (000's)	Mineral Grade gpt Ag	Ounces of Silver (000)	Mineral Recovery from Mining (1)	Mining Dilution	Classification	Tonnage Ounces (000)	Mineral Grade gpt Ag	Ounces of Silver (000)
Measured	1,278	185	7,593	95%	10%	Proven	1,349	168	7,287
Indicated	2,769	172	15,342	95%	10%	Probable	2,923	157	14,722
Total Measured and Indicated	4,047	176	22,935	95%	10%	Total Reserves P&P	4,271	160	22,008

(1) A minimun width of vein of 2 meters was considered for the blockage estimation

(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.

(3) The density considered based on laboratory measurements is 2.7

(4) The reserve estimate was prepared by internal QP Carlos Wong, who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.

(5) Mineral reserves are reported at a cutoff grade of 64 g/t Ag, based on consideration of operating costs (mining, processing, and G&A). According to the mining development plan, 5% of the ore resources will be left in pillars between levels.and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.8/troy ounce. Mining recovery is 90% considering historical reconciliation.

(6) Totals may not add due to rounding.

(7) Mineral Resources are reported exclusive of Mineral Reserves.

Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassification of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 15.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 15-2
First Majestic Silver Corp.
San Martin Silver Mine
Cutoff Grade Calculation

Tonnes Produced	Tonnes	286,206
Payable Silver Ounces Produced	Oz	953,269
Silver Ounces Produced	Oz	957,195
Ounces Silver Equivalent Produced	Oz Eq	70,725
Total Ounces Silver Equivalent Produced	Oz Eq	1,027,920
Description (oxides cutoff)	YTD 2012	LOM Plan
Mining	$13.11	$13.11
Milling	$22.71	$22.71
Indirect	$7.62	$7.62
Subtotal	$43.44	$43.44
Freight and Insurance	$1.48	$1.34
Smelting and Refining	$1.08	$1.41
Subtotal	$2.56	$2.75
Direct Cost per Tonne	$46.00	$46.19
Mining	US$/Tonne	13.11	13.11
Milling	US$/Tonne	22.71	22.71
Indirect	US$/Tonne	7.62	7.62

Selling Cost	US$/Tonne	1.48	1.48
Smelter Cost	US$/Tonne	1.08	1.08
Royalties
Direct Cost per Tonne	US$/tonne	46.00	46.00
Silver Price Year Average (Kitco Silver)			US$/oz
	2010		$20.19
	2011		$35.12
	2012		$31.14
Silver Price 3-year trailing average (Kitco Silver)			$28.82
Metallurgical recovery			78.0%
Payable Silver at Refinery			99.5%
Cutoff grade = Cost/(Ag Prc/Met Rec/Pay Ag)x31.1035	gpt Ag		64

Description (sulphides cutoff)			Estimated Cost
			US$/Tonne
Mining			$13.11
Milling			$8.63
Indirect			$7.62
Subtotal			$29.36
Freight and Insurance			$4.62
Smelting and Refining			$18.65
Subtotal			$23.27
Direct Cost per Tonne			$52.63

Metal Prices (Kitco Silver & Base Metals) year average	Silver US$/oz	Lead US$/lb	Zinc US$/lb
2010	$20.19	$0.97	$0.98
2011	$35.12	$1.09	$1.00
2012	$31.14	$0.94	$0.88
Metal Prices 3-year trailing average (Kitco Silver & Base Metals)	$28.82	$1.00	$0.95
Metallurgical Recovery	51.0%	75.0%	78.0%
Payable Silver at Refinery	96.0%	95.0%	85.0%

Cutoff grade = Cost/(metals Prc/Met Rec/Pay)x31.1035 equiv	gpt Ag	37
grams of silver

DE-00324 / May 23, 2013	Page 15.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 15-3
First Majestic Silver Corp.
San Martin Silver Mine
Mineral Reserve Statement as of December 31, 2012

Reserves	Type of Mineral	Tonnage (000´s)	Mineral grade gpt Ag	Mineral grade % Pb	Mineral grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Proven	Oxides	1,349	168	-	-	-	7,287	7,287
Probable	Oxides	2,923	157	-	-	-	14,722	14,722
Total P&P	Oxides	4,271	160	-	-	-	22,008	22,008

(1) A minimum width of vein of 2 meters was considered for the blockage estimation
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cutoff grade.
(3) The density considered based on laboratory measurements is 2.7
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cutoff grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.0/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassification of the Proven and Probable Reserves.

DE-00324 / May 23, 2013	Page 15.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Figures 15-1 and 15-2 show a longitudinal section of Rosario and Zuloaga Veins, indicating the mineral blocks and the mine planning for the LOM.

15.3     Conclusions

RPM believes that the Resource to Reserve conversion has been reasonably prepared and conforms to acceptable engineering standards for reporting of Reserves. RPM believes that the classification of the Reserves meets the standards of Canadian National Instrument 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

Factors that may affect the estimate of reserves include commodity price assumptions, operating cost assumptions, which could affect the cutoff grade, also geotechnical assumptions and appropriate control of dilution, metallurgical assumptions, and unplanned variations to the approved mine plan. It is very difficult to build a detailed mine plan around areas, which have been developed and mined haphazardly.

DE-00324 / May 23, 2013	Page 15.5

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

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Sec 3300
Sec 3400
Elev. 2100
Elev. 2000
Elev. 1900
Elev. 1800
Elev. 1700
Elev. 1600
Elev. 1500
Elev. 1400
Elev. 1300
Elev. 1200
Elev. 1100
Elev. 1000
Elev. 900
0
500
SCALE metres
LONGITUDINAL
SECTION ROSARIO VEIN

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 15-1 Rosario Vein Mine Plan	April 2013
Project No. DE-00324	Project Name San Martín Silver Mine		Drawing Name Fig 15-1.dwg

W
E
PINALILLO
0 50 100 150 200 250
Esc. Gráfica

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*First Majestic Silver Corp.*	FIGURE 15-2 Zuloaga Vein Mine Plan	Nov 2012
	Project Name		Drawing Name
Project No. DE-00324	San Martín Silver Mine		Fig 15-2.dwg

16.     Mining Methods

16.1     Introduction

The San Martín Silver Mine has been in operation since 1983 by the Mexican corporation, Minera El Pilón, S.A. de C.V. (El Pilón), a wholly owned subsidiary of FMS.

Historically, the San Martín mine has produced an aggregate amount of 38.1 million ounces of silver including gold and lead as by-products through August 31, 2012. It currently operates a conventional cyanidation plant at a nominal rate of 900 tpd with slurry agitation in tanks and precipitation by the Merrill-Crowe method. All production is in the form of doré bars, which are shipped to the smelter and refinery facilities of Met-Mex Peñoles in Torreón, México or to Johnson Matthey of Salt Lake City for refining. No gravimetric concentrates have been produced from the plant during 2012.

16.2     Mining Review

16.2.1    Mine Design and Production

The principal vein that is being exploited in the San Martín mine is the wide, continuous Zuloaga vein from which mainly oxide ore has been extracted. However, some oxide ore is being derived from development and stoping in the Esperanza and Rosario (and ancillary veins) exploration projects as well as from recovery of old low-grade dumps, and old stope backfill material.

The Zuloaga section of the San Martín mine is developed through a series of trackless levels from the surface, most of which were commenced as adits from the mountainside. Levels from the lowest to the highest are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa María, San José, Santa Elena, La Escondida and Pinolea levels. Most of the level spacing is approximately 35 meters vertically, with the exception that the spacing between the Pinolea and La Escondida levels is 70 meters. In the future, the engineers plan the spacing between all new levels at a minimum of 60 meters.

The Esperanza exploration project is situated to the east of the main San Martín mine and is being explored and developed through a surface adit (elevation 1,570 masl), a drift on vein, footwall drift in waste to prepare an ore block for stoping, and a decline to develop a new level below the surface adit. To date a small ore block has been developed, a run-around drift driven and the operators have stoped the back out over adit level.

Likewise, the Rosario and ancillary veins, located to the west of the San Martín mine, are being explored and developed through adits from the surface. To date two adits and reactivation of the existing Mina del Agua level, have been started on the Rosario vein, an adit has been commenced on the Hedionda vein and another adit is being driven on the Huichola Vein. Several resource blocks have been identified, and the operators have driven footwall or hangingwall run-around preparation drifts, and have stoped the backs out of many of the blocks. RPM believes that stoping of the new mineralization identified in the exploration projects is a serious impediment to the logical planning of mining for the future.

Underground exploration and development is normally performed by mine employees and/or a mining contractor. Opening sizes are typically about 3.5 m by 3.5 m and ramp gradients are generally limited to about 12%. The average productivity in exploration and development headings is about 0.74 m per man shift, which is in the normal range for this type of development.

The total January through December 31, 2012 exploration and development was 6,839 meters, including 1,383 meters of exploration, and 5,456 meters of mine development, including stope development. A summary of the 2012 mine exploration and development advances along with those for fourth quarter 2008, and years 2009, 2010, and 2011 is shown in Table 16-1.

DE-00324 / May 23, 2013	Page 16.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 16-1
First Majestic Silver Corp.
San Martín Silver Mine
2008 4th Qtr to 2012 Exploration and Development

Year	*Exploration, Meters	Mine Development, m	Total Meters
2008 (4th Qtr.)	771	443	1,214
2009	1,188	1,532	2,720
2010	1,246	4,591	5,837
2011	1,507	6,323	7,830
*2012	1,383	5,456	6,839

*Includes Rosarios and Esperanza Veins

The total ore production from the stopes and old stope backfill material in the Zuloaga mine, as well recovery of mineral from old surface waste dumps, and from the exploration projects on the Esperanza, Rosario, and Hedionda veins was 183,472 tonnes at an average grade of 137 g/t of silver. Current mine production has been averaging about 510 tpd from stopes and development located on La Escondida, San José, Ballenas, Cangrejos, San Pablo, San Juan, and Santa Elena levels of the Zuloaga vein and on the veins of the above-mentioned exploration projects.

Shortfalls in mine production are being made up by mucking old backfill material from Zuloaga stopes, which contains silver mineralization, albeit low-grade mineralization; production from this source has averaged about 300 tpd during the year or a total of 67,426 tonnes at an average grade of 126 g/t Ag. A small amount of production (3,804 tonnes) from recovery of mineral from old surface dumps was also mucked and shipped; this material is also low-grade, averaging about 96 g/t Ag.

Ore production by category for the first eight months of 2012, compared to the 2008 (4th quarter only), 2009, 2010, and 2011 is shown in Table 16-2.

Most underground stope mining is with a mechanized overhand cut-and-fill method, employing mine waste as backfill. Backfill is either derived from waste development work, or is mined from chambers in the hangingwall of the stope. In recent years the operators have been mining remnants of ore left on the hanging wall of the veins, principally the Zuloaga vein, drilling these with either jackleg drills or in some cases, with a small longhole rig (Boart Stopemate®). Both development and stope drilling is usually performed using jackleg drills, but some one and two-boom jumbo units are now being used in the mines, mainly for drifting but also in some stoping. Blasting is accomplished with commercial ammonium nitrate/fuel oil (ANFO) explosives, primed with water gel explosives and detonated with Non-el® (non-electric) blasting caps. Underground loading and haulage is done with 2-yd3, 3-yd3 and 5-yd3 LHD's (scooptrams) and 10- to 22-tonne capacity trucks.

Mechanized, cut and fill stopes are developed either directly on the vein, or by first driving a drift on the vein, and then driving a parallel drift about 8 m away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 m from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. Stopes are mined by breasting down, and drilling is with a single-boom jumbo or with hand-held jackleg air drills. Blasting is with ANFO primed with sticks of water gel, which is initiated with a Non-El® cap. Stope productivities have been maintained at about 40 tonnes per man-shift during 2012. A diagram of a typical cut and fill stope is shown in Figure 16-1.

DE-00324 / May 23, 2013	Page 16.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 16-2
First Majestic Silver Corp.
San Martin Silver Mine
Historic Production by Category from Oct 2008 to Dec 31, 2012

Mineral Processed	Units	Past Historic Production						Projected 2013 to 2022
		Oct-Dec 2008	2009	2010	2011	2012	Total Oct 2008 to 2012

Mines	Tonnage (000's)	30	138	191	168	150	677	4,271
Mine-Old Stope Fill	Tonnage (000's)	40	153	73	119	136	522	-
Total	Tonnage (000's)	70	291	264	287	286	1,199	4,271
Mineral Grade
Silver	gpt	124	157	168	147	136	150	160
Gold	gpt	0.11	0.23	0.20	0.12	0.15	0.17	-
Recovery
Silver	percent	71.0	75.6	78.8	78.0	76.6	76.9	78.0
Gold	percent	90.0	92.9	98.5	98.4	96.0	96.0	-
Metal Produced
Silver	ounces (000's)	197	1,112	1,126	1,057	959	4,451	17,169
Gold	ounces	214	2,001	1,667	1,098	1,360	6,354	-

(1) Gold grades and gold production not considered in project life plan

DE-00324 / May 23, 2013	Page 16.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Stope Limit
Stope Limit
Fill and Service
Raise
4.0 m
San Jose Level
Ore
35.0 m
Breast Stoping
Broken Ore
Rock Fill
Manway
Serviceway
4.0 m
Ballenas Level
200 m

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **_FIRST MAJESTIC SILVER Corp._**	FIGURE 16-1 Longitudinal Section Idealized Mechanized Cut and Fill Stope	Date of Issue April 2013
Project No. DE-00324	Project Name San Martín Silver Mine		Drawing Name Fig 16-1.dwg

Ore from the underground workings is hauled to stockpile areas near the main adits. This ore is loaded from the stockpiles with front-end loaders into 22-tonne capacity trucks for transport to the mill, situated about 13 kilometers away from the mine via a gravel road. Ore haulage from the mine to the mill is performed by a contractor. All truck-loads are sampled by company personnel using an X-Ray analyzer unit before leaving the mine patios.

The current ventilation system for the mine at the Zuloaga vein mine workings appears adequate for the production rate and the amount of diesel equipment in the mine. RPM did not observe any areas with excessive heat build-up or with stagnant air. Ventilation to the working areas flows through portals at the east end of the mine and into the mine’s development and production areas. The ventilation flows are assisted by a series of “booster” fans installed in the circuit and also by a large (250,000 cfm) exhaust fan installed at the west portal of the Santa Maria level. The adit was rehabilitated in 2005 for use as the principal west-end exhaust for the mine. Smaller, axial-vane fans are available for local ventilation. Within the mine, ventilation is controlled with brattice doors. Ventilation of the outside exploration projects, such as Rosario, is accomplished with axial fans blowing air into the active headings in each project. In the Rosario vein exploration area, a ventilation raise has been driven to surface to promote “natural chimney effect” airflow. In 2013, the operators plan a number of ventilation raise bore holes in the Rosario, Pinalillo and Huichola vein exploration projects.

Dewatering has never been a major problem for the Zuloaga vein and in most work areas are dry and dewatering is minimal. There are four small, 30-hp, centrifugal pumps installed on sumps in the San Pablo, Ballenas, San Juan, and Escondida levels, for intermittent pumping. Most water drains to the San Juan level, where it flows in a ditch out the portal. Water has not been a significant problem in the outside exploration projects, and dewatering has been accomplished through ditching or small sump (drift) pumps.

Since 2008, the operators have been recovering material from old dumps, which are located near the major mine portals. In 2008, the company mined some sulphide mineralization by sub-level stoping with long-hole drilling. However, the low grade of the material, coupled with low prices for lead and zinc forced the end of this effort, and the sulphides flotation plant was subsequently shut down and dismantled.

San Martín recovers the dump material by simply excavating it with a front-end loader and screening off the coarse material. The fine material (> 2-in.) is loaded on contractor trucks and hauled to the mill. The material is generally quite low-grade, with the 3,804 tonnes shipped in 2012 averaging < 100 g/t Ag; however, the extraction cost is low and the material is profitable to extract.

16.2.2     Mine Equipment

Mine equipment includes several brands of used equipment that have been rehabilitated by the mine mechanics and some new mobile equipment, including two Toro 6, 3.3 -m³ LHD’s and two Sandvik EJC 522, 22 tonne capacity mine trucks. All of the equipment appears to be in good operating condition and is being maintained fairly well. FMS management has established a policy of standardization of mobile equipment for its various operations, which has been the case for recent equipment purchases at all of its operations.

All mechanical repairs are performed in surface shops located outside of the Ballenas level portal. There are no underground shops, and there is still no preventive maintenance program in effect. Although no records on the equipment availability or utilization were available for review, average mobile equipment availability is reported to be in the 60 to 70 percent range. The surface shop is very exposed to weather and during heavy rains the shop areas become quite muddy, and working conditions in them are poor. RPM believes the shops should be rebuilt with raised floors and siding to eliminate the poor conditions caused by weather.

Underground roads are in fair condition (some are rough, with ponded water and muck spillage) which adversely impacts the mobile equipment traveling the roads. The mine has a small bulldozer (D-4) for maintaining the roads, but a road-grader is still needed for more effective underground road maintenance. A summary of all the major stationary and mobile mine equipment is found in Table 16-3.

DE-00324 / May 23, 2013	Page 16.5

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 16-3
First Majestic Silver Corp.
San Martín Silver Mine
Major Mine Equipment List 2012

Quantity	Description	Capacity or Size	Company	Contractor
2	Toro 6 LHD	3.3 m3	√
8	Toro LH-307 LHD	3.3 m3	√
5	TORO LH 203 LHD	1.5 m3	√
1	Wagner MT-413 mine truck	13 tonnes	√
2	Sandvik EJC 522 mine truck	22 tonnes	√
6	Sandvik EJC-417 mine truck	17 tonnes	√
2	Sandvik TH-315 mine truck	15 tonnes	√
1	Sandvik Model DD-210-D, diesel-hydraulic drill jumbo	2-boom	√
1	Eimco Secoma Elios 12, drill jumbo	1-boom?	√
2	Boart-Longyear "Stopemate" long-hole jumbos	1-boom	√
1	Komatsu WA 370-5 front-end Loader	2.3 m3	√
2	Case 621B Front-end Loaders	2.3 m3	√
1	Caterpillar 416 E Front-end Loader	1.5 m3	√
1	Lokotrack SW-348, portable screening plant	N.A.	√
21	Tunder S83F pneumatic jackleg drills	N.A.	√
1	Aliva shotcrete machine, dry method	3 m3	√
1	Reed shotcrete machine, dry method	5 m3	√
1	Concret C7300 shotcrete machine, wet method?	5 m3	√
1	Diamec 232 Diamond Drill	120 m	√
1	Diamec 250 Diamond Drill	150 m	√
3	Longyear 34 to 65 Diamond Drills	400 m	√
1	Onram 1000 Diamond Drill	800 m	√
3	Newholland 5610 HG "Boss Buggy" tractor (U/G)	N.A	√
1	Challenger LT-425 "Boss Buggy" tractor (U/G)	N.A.	√
3	Massey Ferguson 2625 FV 'Boss Buggy" tractor (U/G)	N.A.	√
3	Massey Ferguson 2630 4 WD "Boss Buggy" tractor (U/G)	N.A.	√
1	CAT 140H motorgrader	N.A	√
1	CAT D8K bulldozer	N.A	√
1	Komatsu D375E track dozer	N.A	√
1	Gardner-Denver ESRF-300 air compressor	1400 cfm	√
1	Ingersoll-Rand XLE air compressor	1600 cfm	√
2	Sullair S25-350 air compressor	1500 cfm	√
1	Ingersoll-Rand SSR-EPE-400-2S air compressor	1991 cfm	√
2	Atlas Copco XA-350 portable air compressor	750 cfm ?	√
1	Ingersoll Rand XP-375 WIR portable air compressor	375 cfm	√
1	Sullair 375 H Cat T2 air compressor	375 cfm	√
1	Allis Chalmers ACP-60C-2PS Fork Lift	5 ton	√
1	Rosario Exhaust Fan (200 hp)	150,000 cfm	√
1	Escondida Exhaust Fan (100 hp)	60,000 cfm	√
1	San Jose Fan (40 hp)	50,000 cfm	√
11	Axial Ventilation Fans (7 ½ to 30 hp)	Variable	√
5	Fairbanks-Morse 2-stage Water Pumps; model 5592	25 & 30 hp	√
1	Tsurumi Submersible Water Pump; model KTV2_37H	5 hp 150 gpm	√
1	Tsurumi Submersible Water Pump; model LH-311W-60	50 hp 500 gpm	√
1	Motor-Generator Sets	250 kVA	√
6	FAMSA dump trucks	20 tonnes		√

DE-00324 / May 23, 2013	Page 16.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

16.2.3    Mine Personnel

As of December 31, 2012 the total contingent of personnel working at the San Martín de Bolaños operation, including contractors, was 441 people. Company personnel numbered 304 employees and outside contractors totaled 137 people. The total personnel assigned to the mines was 173 people; 118 Company hourly people, 10 Company staff and 45 contractors. Mine contractors are working chiefly in the outside mine exploration and preparation projects. The mill and process plant personnel numbered 46 people; 36 Company hourly employees, and 10 Company staff employees. The maintenance groups numbered 62; 40 Company hourly personnel, 14 Company staff and eight contractors.

The San Martín manpower summary as of December 31, 2012 is shown in Table 16-4.

TABLE 16-4
First Majestic Silver Corp.
San Martín Silver Mine
Summary of Mine Personnel, December 31, 2012

Category or Title	Company Staff	Company Hourly	Contractors	Totals
Mine Superintendent	1			1
Assistant Mine Superintendent	1			1
Mine Foremen	2			2
Mine Services Shift Bosses	6			6
Drillers		23	10	33
Drillers Helpers		10	10	20
Equipment Operators		31	2	33
Shotcrete Specialist		1		1
Laborers		52		52
Driver		1	2	3
Compressor Operators			3	3
General Mine Services Laborers			6	6
Contractor Shift Bosses			5	5
Contractor Foreman			1	1
Laborers			6	6
TOTALS	10	118	45	173

16.2.4    Mine Operating Costs

The Mine operating costs for San Martín averaged about $13.10 per tonne during 2012, while the mining cost for 2011 was $18.64 per tonne. The large amount of “free muck” from old stope fill during 2012 is the likely reason for the 2012 decrease in unit cost per tonne. RPM used the 2012 average as the mine operating cost in the calculation of the mine cutoff grade.

DE-00324 / May 23, 2013	Page 16.7

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

17.     Recovery Methods

17.1     Ore Processing

Ore is transported approximately 13 km to the processing plant located on the east side of the town of San Martín de Bolaños and the Bolaños River. Support facilities for the operations are also near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and some employee housing (Figure 17-1).

The plant operates on a 24-hour per day schedule, seven days per week at a nominal 900 tpd feed rate. As a consequence of the modifications and additions it was projected that the production rate will rise to a nominal 1,300 tpd. The ore receiving, crushing and screening and ore storage facilities operate on a schedule of two each 10-hour per day shifts, allowing four hours per day for scheduled maintenance. Ore is transported to the mill in one 12-hour shift in trucks with a nominal capacity of 20 tonnes by a contractor.

The remaining plant facilities operate on three of each 8-hour shifts. Scheduled maintenance is conducted for four hours each Monday.

Plant statistics indicate that during 2012 plant feed averaged 136 g/t silver. Silver recovery into doré was 76.5 percent.

San Martin has run a prefeasibility study with the mineral reserves as at December 2012 considering an increase in production from the mine and an expansion of processing for the mill in 2014.

The most important modifications are stated below, although several minor equipments will also be installed as ancillary and supporting equipment and is listed in the equipment list below.

The expansion of the current processing facility comprises modifying the crushing area by replacing the tertiary crusher and changing the current single deck vibrating screen for a double deck vibrating screen. Figure 17-2 shows the crushing flow sheet as calculated for the expansion.

In the grinding section, there are three ball mills (10x10; 8.5x12; 9x9) currently installed, but only two (10x10; 9x9) of them are operational, the other (8.5x12) has not yet been connected to the circuit. One new conveyor belt will be installed to modify the current grinding circuit and put the third ball mill to work. Also two new D20 cyclones for the 8.5 x 12 ball mill will be installed. This will increase the current grinding capacity from 900 tonnes per day to up to 1,300 tonnes per day.

Extensive metallurgical testing and several years of production information indicate that 96 hours of agitation of the pulp yields the optimal metallurgical recoveries. To have the necessary time for agitated leaching of the silver pulp, three new agitation tanks will be built for a total of 15 tanks. With the addition of the new tanks the existing 5,688 m3 tanks capacity will be increased to 7,110 m3, yielding the 96 hours of residence time for the desired leaching of the silver pulp.

In the counter current decantation section, one 50’ thickening tank will be built. In the pregnant and barren solution storage, one pregnant solution 30’ x 27’ tank, and one barren solution 30’ x 27’ tank will be built. These will be added to the two existing pregnant solution tanks.

Currently approximately 100 m3 per day of water are reclaimed from the existing tailings ponds. For tailings and reclamation water management, two new 115 plate press filters will be installed to reclaim 85% of the contained water in the tailings and to produce a very stable tailings cake for the impoundment. With this additional filter the water supply for the processing of mineral will be supporting the additional increase in capacity for the future. In this section two new storage tanks will be built, to feed tailings to the press filters and one storage tank for the reclaimed water from the press filters.

DE-00324 / May 23, 2013	Page 17.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

623 500 E
624 000 E
TAILINGS DEPOSIT 2
TAILINGS DEPOSIT 1
2 398 000 N
2 397 500 N
2 397 000 N
MILL OFFICES
ELECRICAL SHOP
ELECTRIC SUBSTATION
MAIN MAINTENANCE SHOP
SECONDARY CRUSHING
PRECIPITACION
BUTTERS
PRIMARY CRUSHING
CONTROL ROOM
BALL MILLS
ESPESADOR
SMELTING
ELECTRIC SUBSTATION
REAGENTS STORAGE
WATER PUMPS
WATER TANKS
WATER RESERVOIRS
WATER RESERVOIRS
PREG SOL
BARR SOL
PREGNANT SOLUTION TANKS
FILTERS
AGITATORS
AIR COMPRESSORS
THICKENERS
WAREHOUSE
TRUCK SCALE
ORE STOCK PILE
WORKSHOP
DIESEL STORAGE
MAINTENANCE SHOP
LABORATORY BUILDING
MAIN OFFICE
FIRST MAJESTIC
SAN MARTIN SILVER MINE
GENERAL LAYOUT MAP
BY ENGINEERING DEPT
REVISED: JOSE M, RODRIGUEZ
APROVED: VICTOR CARDENAS
SCALE: SCALE, 1:2,000
DATE AUGUST 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePincockMinarco 165 S, Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***First Majestic Silver Corp.***	FIGURE 17-1 General Plant Layout	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 17-1.dwg

In the Merrill-Crowe section, two new Auto Jet filters are currently being installed plus a storage tank for pregnant solution. Two de-aeration towers will be built to handle the additional pregnant solution. In the smelter section there will be two new dust and fumes extractors. Table 17-1 presents a list of the plant equipment required for the Expansion to 1,300 tpd.

The total capital expenditures for the processing plant expansion in 2013 are US$14 million. Figure 17-2 shows the process flowsheet.

17.1.1    Ore Receiving

Ore, which consists of both run-of-mine ore and fines fraction screened from old waste dumps, is delivered by a contract trucker in 22-tonne capacity end-dump trucks. The ore haul consists of one 12-hour shift per day on a six day per week schedule. Each truck is weighed on a scale upon entering the site. The ore is normally dumped directly onto the coarse ore grizzly and into the 200-tonne bin. If the coarse ore bin is full, the trucks dump into a stockpile near the bin. Run-of-mine ore appears to normally be 100 percent passing 24-inch although boulders as large as 36 inch can be seen in the oversize pile near the bin. Oversize is removed from the grizzly with a front-end loader, transferred to a hydraulic breaker where it is broken and then returned to the coarse ore grizzly. The grizzly consists of parallel lengths of mine rail mounted upside down and spaced approximately 12 inches apart.

17.1.2    Crushing

Material is withdrawn from the coarse ore bin with a 42 inch x 18 foot Apron Feeder and fed across a stationary grizzly with 4 inch spacing. Rocks smaller than 4 inches, drop directly to the No. 1 conveyor, while the plus 4-inch rock drops into a 24 x 36 inch primary jaw crusher. A new separator machine will be installed before the jaw crusher to increase capacity for the expansion. Crushed ore joins the fines on the No. 1 Conveyor. A cross belt magnet is located at the head pulley of the No. 1 conveyor to remove tramped steel. The No.1 conveyor feeds ore over a 5 x 12 foot single-deck vibrating screen equipped with a 3/8 inch woven wire deck. Screen fines are finished product and report to the No. 4 conveyor while the screen oversize drops into a 4 1/4 foot Symons standard secondary crusher. The crusher discharges onto the No. 2 conveyor. The No. 2 conveyor transfers the crushed ore to a second 5 x 12 foot single-deck screen also equipped with a 3/8 inch woven wire deck, which will be substituted by a new 4,000 x 12,000 double deck screen for the expansion. Screen fines are also finished product and drop to the No. 4 Conveyor while screen oversize is transferred by the No. 3 Conveyor over a third 5 x 12 foot vibrating screen also equipped with a 3/8 inch woven wire deck. Screen fines drop to the No. 4 conveyor and the oversize drops into the tertiary crusher, a 4 1/4 foot Symons short-head. This crusher will be changed for a Sandvick CH430 increasing the output for the expansion to 1,300 tpd. This crusher discharges onto the No. 2 conveyor and joins the discharge of the secondary crusher.

Crushed ore is 100% passing 13 mm and 80% passing 5.2 mm and is discharged from the No. 4 conveyor into a 2,200 tonne capacity covered fine ore stockpile. The Bond Ball Mill Work Index is reported to be 13.5 kWh/tonne.

17.1.3    Grinding

The fine ore stockpile is fitted with two reclaim chutes. The chutes are fitted with manually-adjustable vertical gates through a rack-and-pinion drive. The chutes discharge onto the No.5 conveyor, which feeds the ball mills. There are three ball mills operating in parallel. The largest is 10 foot diameter by 10 foot equipped with an 800 Hp motor. The next largest is 8.5 foot diameter by 12 foot with a 500 Hp motor. The smallest is 9 foot diameter by 9 foot and has a 450 Hp motor. Diverters on the No. 5 belt allow the operation of a single ball mill or any combination of the three mills. Each mill operates in closed-circuit with a nest of D20 hydrocyclones (Cyclone). Each nest contains one spare cyclone. A belt scale and an automatic sampler are located on the No. 5 conveyor. The belt scale is used to control the ball mill feed to a predetermined rate. A belt “scraper” style automatic sampler is used to collect a sample of the ball mill feed. An observation of this sampler indicates that it does not get all of the fines, making reconciliation with the mine difficult. A sample is discharged into a bucket for a shift sample. Each shift sample plant is reduced to approximately 1 kg with the use of a “Jones”-type splitter.

DE-00324 / May 23, 2013	Page 17.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 17-1
First Majestic Silver Corp.
San Martín Silver Mine
List of Processing Equipment Required for Expansion to 1300 tpd

Description	Qty	US$(000)
Crushing		915
Cone crusher (terciary) 4' equipment and installation	1	600
Apron Plate Feeder Chains And Plates Replacement	1	135
Double Deck Screen 1200 x 4000 mm		180
Grinding		1,239
10x10 Ball Mil Temperature Monitoring System	1	35
Conveyor Belt Arrangement in Grinding Section	1	70
Denver Type Pump 8" X 6" 75 Hp Thickening section	15	600
Cyclons D-209	2	30
15 Tonne Travel Crane Grinding Section	1	180
Pcv Piping	200	44
Ball Mill 8-1/2 X 12' and 10'x10' Mill Gear Pinions (lot)	1	120
BRONCE Bearings 10x10 Ball Mill Discharge Truinion.	1	60
Main Bronze Bearing For 10 X 10' Ball Mill	2	100
Leaching and Precipitation		3,173
Agitation Tank Drive System	3	360
750 Kw Generator Set Smelting Section	1	350
Electric Motors of 15,30,40,50,100,60,100 hp	1	65
Termo Switch 800,30,70,100,125,250 Amps. 600 Volts.	1	24
Various Electric Accesories, Trays, Conections, Pipings	1	30
Leaching Tank -Agitator 30' X 27'	3	1,350
Storage Tanks 30 ´X27´	4	440
75 Hp 8 X 6 E-G Centrifugal Slurry Pump; Semi Pregnant Solution	2	43
Precipitate Filter Presses	2	350
Vacuum Pump For Precipitation Filter Press NASH CL-1004	2	40
Cat. Generator Set Engine And Dynamo Repair	1	1
Precipitacion deareation tanks and filters	2	120
Thickening and Tailings Dewatering		7,952
Thickening Tank Drive System	1	150
Drive System Cyclo 10 H.P.,440 V., 60 Hz,Thickening Tanks	4	42
Thickener Tank 50´	1	650
10 X 8 E-G Centrifugal Slurry Pump; Tailings Management 100 H.P. 460 V Motor	2	110
Tailings Dewatering Filter Press equipment and installation	2	7,000
Ancillary Equipment and Materials		719
Unipolar Cable 500 MCM	1,000	40
Various Switches 1500 AMP, 600 AMP	1	40
Various Soft Starters	1	169
Electric Transformer 34,500/460V 2000 KVA For Grinding And Thickening	1	130
Electric Transformer 34,500/460V 1000 KVA, Tailings Dewatering Filters And Clarifying Autojet Filters	1	130
Electric Transformer 34,500/460V 1500 KVA, Crushing	1	130
Hydraulic And Neumatic Tools Sets	1	30
Ancilliary Equipment (Welder, Pumps)	1	50
Total Expansion Project Processing Facility		13,997

(1) All equipment includes installation

DE-00324 / May 23, 2013	Page 17.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

No	Description	Qty	Size	hp
1	Coarse Ore Bin	1	500 mt	
2	Plate Feeder	1	45x18	
3	Jaw Crusher	1	24x36	
4	Conveyor Belt no 1	1	24"	
5	Electromagnetic Plate Eriez	1		3
6	Vibrating Screen	2	5x12	
7	Std Cone Crusher	1	4 1/4	200
8	SH Cone Crushesr	1	4 1/4	200
9	Conveyor Belt no 2	1	24"	10
10	Conveyor Belt no 3	1	24"	15
11	Conveyor Belt no 4	1	24" 50 tph	20
12	Fines Ore Bin	1	2000 mt	
13	Conveyor Belt no 5	1	24"	5
14	Scale Conveyor Belt	1		
15	Automatic Sampler	1		1
16	Ball Mill	1	8.5 x 12	500
17	SLR Pump	1	8x6	40
18	Ciclone Nest	1	D20	
19	Seal Pump FMC	1		30
20	Ball Mill	1	10x10	800
21	Ball Mill	1	9x9	400
22	SRL Pump	1	8x6	40
23	Ciclone Nest	1	D20	
24	SRL Pump	1	8x6	40
25	SRL Pump	1	5x4	20
26	Fine Pump Sump	1		
27	Primary Thickener	1	50 ft	5
28	SRL Pump	1	8x6	50
29	Interm Thickener	1	50 ft	
30	Pregnant Solution	3	600 m3	
31	Butter Filter	160	2x2 m	
32	Horizontal Pump	1	6x4	40
33	Deaereation Tank	1	9 m3	
34	Zinc Dust Feeder	1		
35	Vertical Pump	1	4x3x10 in	
36	Press Filters Micronics	2	47x47	
36	Press Filters Shriver	2	42x42	
36	Press Filters Shriver	2	32x32	
37	Tilting Furnance	1	500 kg	
38	Precipitate Dryer	1		
39	Semi Pregnant Solution Reservoi	1		
40	Barren Solution Reservoir	1		
41	SRL Pump	1	10x8	100
42	Agitator Tank	12	28x28 ft	
43	Air Compressor	2		
44	CCD Thickener	4	50 ft	
45	Semi Pregnant Solution Tank	412 m3		
46	Barren Solution Tank			
47	Tailings Impoundment	2		
48	Tailings Cyclones	2	D10	
49	Reclaiming Water Decanters			
50	Reclaimed Water Reservoir	1		
51	Sump pump	1		100
52	Reclaiming Water Reservoir	1		
53	Fresh Water Reservoir	1		
54	Cyanide Mix Tank	1	8 m3	
56	Flocculant Mix Tank	1	12 m3	
57	Vaccum Pump Nash	1	CL 1003	75
59	SRL Pump	2	8 X 6	40
60	Lime Feeder			
61	Air Compressor	1	1500	300
62	Air Compressor	1	150	50
63	Generator Set Perkins	1	500	
64	Generator Set CAT	1	500	
65	Lime Store Bin	1		
66	SRL Pump	1	3x3	10
67	SRL Pump	1	3x3	10
68	Rotary Dryer	1		
69	Induction Furnace	1		
70	SRL Pump	1	8x6	40

LEGEND
SEMI PREGNANT SOLUTION
PREGNANT SOLUTION
BARREN SOLUTION
RECLAIMED SOLUTION
FRESH WATER
SLURRY
LIME
FLOCCULANT
ZINC DUST
ANTISCALE
COMPRESSED AIR
POWER

PROCESS FLOW SHEET

SAN MARTIN SILVER MINE CYANIDATION MILL

PREPARED SEPTEMBER 2012

Prepared by	Drawing Provided by/Prepared for		Date of Issue
RungePIncockMInarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	First Majestic Silver Corp.	FIGURE 17-2 Process Flow Sheet	April 2013
Project No. DE-00324	Project Name San Martin Silver Mine		Drawing Name Fig 17-2.dwg

The plant currently operates with two mills. The 8.5 foot mill was not working at the time of the site visit as it has no ore feed. The conveyor belts of this section will be modified for the expansion in order to feed the three mills and achieve 1,300 tpd.

About 60 percent of the total NaCN consumed is added to the feed of the ball mills and the remaining 40 percent is added in the leach tanks. The entire lime requirement for the plant is added to the feed or the primary ball mill. The total cyanide and lime consumption for 2012 were 1.2 and 4 kg/t of ore, respectively. Total ball consumption averaged 0.8 kg/t of ore. All these assumptions are in line with the projected LOM production.

17.1.4    Leaching

The ball mill cyclone overflow is pumped to a 50 foot diameter pre-leach thickener. Approximately 40 percent of the precious metals are dissolved in the grinding and pre-leach thickener. The remainder must be dissolved in the leach circuit. The pre-leach thickener overflow is stored in three 240 m3 tanks as feed to the Merrill-Crowe circuit. Thickener underflow at approximately 50 percent solids is leached in a series of ten 28 foot diameter x 28 foot agitated tanks. Two new leach tanks were being fabricated at the time of the site visit and three more will be constructed for the expansion. These will be 30 foot diameter by 28 foot tall. With the 12 tanks operating approximately 122-hours of leach time are available at the nominal 900 tpd feed rate. Sodium cyanide solution is added in Tank No.1 and Tank No. 5 to maintain a NaCN concentration of approximately 1,100 ppm in No.1 Tank, 900 ppm in No.5 Tank, and 600 ppm, in the tails.

The leach tanks are constructed and piped to allow the by-passing of any tank. Each tank is taken out of service twice each year for approximately one week for scheduled maintenance. Air for the plant is supplied by a 350 horsepower Sullair compressor. This compressor can deliver about 1,200 cfm of 50 to 60 pounds per square inch (psig) air. This allows approximately 100 cfm per leach tank to assist in tank agitation and to supply air to oxidize the precious metals. The discharge from the No.8 Leach Tank flows by gravity to the feed of No.1 CCD Thickener.

Table 17-2 indicates that with the 12 leach tanks operating, there is an available leach tank volume of 5,688 m3. This assumes that a free board of 1.5 feet will be maintained in each tank. Table 17-3 indicates the available leach time when operating at different feed rates from 750 to 1,300 nominal tonnes per day. The data assumes a 92 percent mechanical availability and an ore specific gravity of 2.65. This indicates that the maximum nominal feed rate is 950 tpd in order to maintain a 96 hour leach time.

TABLE 17-2
First Majestic Silver Corp.
San Martín Silver Mine
Total Leach Tank Volume with 12 Leach Tanks

No. Tanks	Tank Diameter	Tank Height	Slurry Height	Total Tank Volume
				ft³	m³
10	28.00	28	26.50	163,240	4,626
2	30.00	28	26.50	37,497	1,062
Total Volume					5,688

The feed to each leach tank is hand sampled once each shift and placed in a bucket for a 24-hour composite sample.

DE-00324 / May 23, 2013	Page 17.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 17-3
First Majestic Silver Corp.
San Martín Silver Mine
Estimated Leach Time with 12 leach Tanks in Operation

Nominal Feed, mtph	Design Feed, mtph	Leach Density, % Solids	Leach Feed, m³/ h²	Number of Tanks	Total Leach Volume, m³	Leach Time Hours
750	34	50	47		5,688	122
800	36	50	50		5,688	114
870	36	50	50	12	5,688	115
1,300	54	50	74	15	7,110	96

17.1.5    Counter-Current-Decantation (CCD)

The CCD Circuit consists of five 50 foot diameter thickeners. The No. 1 Thickener overflow is referred to as Semi-Rich Solution and is pumped to a 450 m3 tank. Semi-Rich Solution is used as dilution water in the Primary Ball Mill and the excess is recycled to the feed of the Pre-Leach Thickener, thus the tenor of the Rich Solution (Pre-Leach Thickener) is increased. The CCD Thickener underflow pulp densities range from 50 to 56 percent solids. Soluble recovery in the CCD Circuit is approximately 97 percent. Approximately 150 cubic meters per hour of Barren Solution and 15 cubic meters per hour of Fresh Water are added as Wash Water in the No.4 CCD Thickener. The Wash Ratio (tonnes of wash: tonnes of dry ore) is approximately 5 at the nominal 750 tpd feed rate. The underflow from No. 5 CCD thickener is pumped to one of two tailings dams located near the plant. The underflow of each CCD thickener is sampled once per day. Flocculant is added to the pre-leach thickener and each of the four CCD thickeners at a total rate of 20 g/t of ore.

For the expansion to 1,300 tpd four new leach tanks and one new thickening tank will be constructed, this will increase the capacity of the processing plant to keep the necessary leach time for the optimum silver extraction.

17.1.6    Merrill-Crowe

The pregnant solution containing approximately 25 ppm silver from the three 240 m3 storage tanks is filtered in four Butters filters. Anti-scalant is added to the feed of the Butters filters. These open-top tanks are fitted with pre-coated filter bags to remove fine solids associated with the Rich Solution. The filtered solution contains less than 5 ppm of suspended solids. Twin de-aeration towers (9 m3 each) are used to remove oxygen from this solution to approximately 0.5 ppm prior to zinc precipitation in one of four Plate & Frame Filters. Zinc consumption for August 2012 YTD averaged 0.20 kg/t of ore and 1 kg/kg of doré.

One vacuum tower feeds three each 42 inch X 42 inch Shriver filter presses, while the other vacuum tower feeds three each 32 inch X 32 inch Shriver Filter Presses.

For the expansion two new vacuum de-aeration towers will be built, and two more plate filter presses will be installed.

Barren solution from the precipitation filters is pumped to a 450 m3 barren solution tank. Approximately 150 m3 per hour of barren solution is then pumped to No. 4 CCD thickener as wash water. Each precipitate filter is shutdown and precipitates removed about once per month. Precipitate averages about 75% silver.

Barren solution is sampled once each shift and analyzed as a shift sample. A sample of pregnant solution is taken from the feed to the Butters filters each shift.

DE-00324 / May 23, 2013	Page 17.7

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

17.1.7    Refinery

The Zinc Precipitate is dried in an open oven prior to being fluxed and smelted. The precipitate is treated with acid solution to eliminate zinc and other metals prior to melting the concentrated minerals. A mixture of 5 to 6 percent Borax, 2 to 3 percent Na2CO3 and 1 percent broken glass is used for the flux. Fume hoods are mounted over the drying oven and the smelting furnace for dust collection. The doré averages about 94% silver. Slag is crushed and barreled for periodic shipment to the Peñoles smelter at Torreón for sale.

17.1.8    Reagent Preparation

Plant reagents include sodium cyanide, lime, and flocculant. Lime is received in 2-tonne Super Sacks. A crane is used to transfer a Super Sack over an unloading hopper located above a mixing tank. Sodium cyanide is received in 1-tonne bags and manually scoped into a mixing tank. This has been changed to 1-tonne bags. The operator wears a face mask, face shield, and rubber gloves while mixing. The bags are stored in a fenced and locked area near the mixing facilities. Flocculant is received as dry powder in 25 kg bags, mixed and diluted to 0.5% for use in the thickeners.

17.1.9    Tailings

The plant tailings are pumped to one of two tailings facilities. The tailings normally report to the No.1 dam during wet months and No. 2 dam during dry periods. The No. 1 tailings dam is located to the east of the plant and was the first of the two facilities. The No. 2 tailings dam is located to the north of the plant. Both tailings dams are located close to and north of the plant as shown in Figure 17-1. The No. 1 dam was built first and the No. 2 dam later. There are about five years of additional capacity remaining in the existing tailings facilities and there is plenty of space available for future expansion. The perimeter walls of the dam are built using cycloned tailings. Water is reclaimed from the tailings dams and returned to the plant.

San Martín has already started the purchase of two 150 Micronics plate and frame filters sized for 1,300 tpd to prepare a “dry tailings” for stacking for the expansion. This purchase is planned to occur in year 2013. The dry stacked tailings will be stored on the downstream face of the two dams.

Power for the plant expansion is discussed in Section 18 of this report.

DE-00324 / May 23, 2013	Page 17.8

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

18.     Project Infrastructure

The town of San Martín de Bolaños constitutes the commercial center for the population living in the region around the San Martín Silver Mine. The town of San Martín de Bolaños offers retail, medical (including General and Social Security hospitals), educational (including Jr. and Sr. High School), and communications facilities. Major facilities, including International Airports, are located in the cities of Guadalajara, Zacatecas and Aguascalientes within about five hours driving time from the mine.

The municipality of San Martín de Bolaños has 5,400 inhabitants according to INEGI’s 2000 census data, in a range of 0 to 10 inhabitants per sq. km. The town includes approximately 3,000 people, with El Pilón being the largest employer. The town is connected to the national power grid (Comisión Federal de Electricidad - CFE), and it has standard telephone lines and satellite communications. Water for the town inhabitants’ consumption is pumped from wells.

Most of the people living in nearby villages or other small congregations within the area, and mostly along the Bolaños river valley, depend on small scale farming, raising livestock, and growing fruit.

The San Martín Silver mine has been operating for over 25 years with well established infrastructure. The mine and plant are connected to the CFE power grid through a substation located at about 20 km to the north, at the Bolaños mine. Fresh water source for the processing plant is the Bolaños River, which has a permanent flow, except for occasional droughts such as in 2012. In the summer of 2012, FMS assisted the town of San Martin de Bolaños by building a 10-kilometer pipeline from a water source near the mine. The excess water was used for the milling operations and has been left in place to provide a future back-up source of water if drought-like conditions reoccur. Process water is sourced from the tailings dam and augmented with fresh water as required. Fresh water for the mine is sourced from the adjacent creeks.

Mine and plant installations, including camp facilities, tailings storage including a new tailings dam in operation from early 2012, and waste disposal areas required for the mining and milling operation of San Martín are located on land owned by El Pilon.

The infrastructure on site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing.

The Maintenance Department operates from the extensive shops and warehouses located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000 volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks.

DE-00324 / May 23, 2013	Page 18.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

19.     Market Studies and Contracts

19.1     Product Marketing

FMS’s Mexican regional office is in Durango and its head office is in Vancouver, B.C. Canada. Negotiations for all FMS operations including San Martín’s take place from both offices. Two contracts have been negotiated for the sale of San Martín’s doré. One of the contracts in which terms were set in February 1, 2009 and amendment letter dated December 31, 2010, and October 16, 2012, confirms those terms that remain and continue to be in effect until such time as Johnson Matthey provides FMS and its subsidiaries no less than 30 days written notice of its intention to terminate the contract. The smelter and refinery of Johnson Matthey Inc. is located in Salt Lake City Utah. Johnson Matthey, Inc. is a world scale operation and services clients on a global basis.

San Martín ships doré bars to Salt Lake City where they are delivered to a FMS purchasing representative for delivery to Johnson Matthey. San Martín sales agreement of doré with Johnson Matthey, Inc. includes typical conditions and related charges as follows:

  Each lot is weighed upon receipt, melted, sampled for metal content and then re-weighed.

  Upon receipt, all material is inspected and weighed to ensure agreement with customers’ advised details. Each receipt has an individual reference code and process route assigned to ensure strict control and generate all necessary documentation. Acknowledgement and settlement date is forwarded to the customer. Formal assay exchange and umpire resolution is available. This includes gold, silver as well as platinum and palladium if contained.

  Upon settlement, an invoice is generated detailing all metal transactions as well as charges incurred.

  FMS is paid for 99.5% of the contained silver in U.S. dollars.

  Treatment and refining charges of US$0.32 per troy ounce of doré bullion shipped from the mine and US$0.75 per payable gold ounce.

  Settlement options include return of physical metal as grain or bars, sale to Johnson Matthey, Metal Account Credit or Metal Account Transfer to a designated third party.

  Freight charges, insurance and other fees equal about US$0.75 per troy ounce doré bullion shipped from the mine to Salt Lake City. It is charged a fee per km from the mine to Torreón (delivery at customs in Nuevo Laredo, Tamaulipas State is included), another one for the insurance according to the value of the lot and a fixed one from the customs to Salt Lake City.

If the doré lot does not meet with Johnson Matthey’s specifications, it is shipped to Met-Mex Peñoles located in the city of Torreón, Coahuila State, México with whom the contract was executed and valid from January 1, 2012 for a duration of 15 months with automatic renewal for periods of one year, unless one of the parties notifies the other with a minimum of 90 days anticipation the intention to terminate the contract are normally entered into. Peñoles is the largest silver refinery in México and the world, with a capacity of approximately 100 million ounces of silver per year.

During 2012, San Martin produced doré containing a total of 957,200 ounces of silver and 1,325 ounces of gold.

San Martin ships doré bars to Torreón where they are delivered to an FMS purchasing representative for delivery to Met-Mex Peñoles. San Martin sales agreement of doré with Met-MexPeñoles includes typical conditions and related charges as follows:

DE-00324 / May 23, 2013	Page 19.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Each lot is weighed upon receipt, melted, sampled for metal content and then reweighed.

Upon receipt, all material is inspected and weighed to ensure agreement with customers’ advised details. Each receipt has an individual reference code and process route assigned to ensure strict control and generate all necessary documentation. Acknowledgement and settlement date is forwarded to the customer. The assay analysis is carried on and includes gold and silver.

FMS is paid for 95% of the contained gold and 99.5% of the contained silver in U.S. dollars.

Treatment and refining charges are US$0.32 per troy ounce of doré bullion shipped from the mine and US$0.75 per payable gold ounce.

Freight charges, insurance and other fees equal about US$0.50 per troy ounce doré bullion shipped from the mine to the refinery. It is charged a fee per km from the mine to Torreón and another one for the insurance according to the value of the lot.

DE-00324 / May 23, 2013	Page 19.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

20.     Environmental Studies, Permitting, and Social or Community Impact

20.1     Environmental Studies

On September 21, 2012 Minera El Pilón was awarded the certificate of Clean Industry (Certificado de Industria Limpia) by the Mexican environmental authorities, which is a significant honour for a mining company. The environmental liabilities for San Martin de Bolanos’ operations are typical for an underground mining operation with a mill and process plant, tailings dumps and other infrastructure. For example, mine waste dumps, maintained as small as possible, are built near the mine adits in a controlled manner. All roads for transportation from mine adit to mine adit as well as those for haulage of ore to the mill are designed, engineered and constructed as per prudent practices. Dust emissions from rock haulage on trucks is a source of concern especially as the trucks pass through the San Martin town, thus the ore is covered with a canopy to avoid emissions of fugitive dust. Reclamation activities are on-going to remedy soil disturbances.

Most of the San Martín mine operations are located within land holdings owned by El Pilón. The San Martín mine consists of underground workings developed along the Zuloaga vein, whose strike intersects the western slope of the Cerro Colorado hill, extracting selected ores, and only relatively small waste dumps have been formed during the long history of production. Mining operations throughout the District present only minor surface disturbances. The San Martín mines operate in part using cut-and-fill mining methods, and employing mine waste rock (mainly from development work) as backfill, to avoid accumulation of large waste dumps on surface.

RPM’s environmental and safety review consisted of discussions with site management. Personnel interviewed include Ing. Víctor A. Cárdenas Burciaga, Mine Manager of Operations, Ing. José Luis Hernández Santibañez, Corporate Environmental Manager and other plant personnel. RPM also observed the current site safety and environmental conditions to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided us during the site visit. RPM’s assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In RPM’s opinion, the San Martín mine is in compliance with Mexican and International safety and environmental laws, regulations and norms.

20.2     Permitting

RPM has received a copy of document dated September 21, 2012, that presents a list of the permits and authorizations for the San Martín operation showing El Pilón is in compliance with applicable regulations and obtains permits as required.

The environmental permits for the State of Jalisco are issued by the office Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Gestión Ambiental located in Guadalajara City. This Institution issued document No. SGPARN.014.02.02.1338/06 on November 6, 2006 in which it awarded “Unique Environmental Certificate” (Licencia Ambiental Unica) No. 14/LU-117/11/06 on behalf of Minera El Pilón, S.A. de C.V. for operating the San Martín mine. This Unique Environmental Certificate is issued for the duration of the operation, and is subject to compliance with existing regulations and some other requirements. It is currently in force.

Other Permits and Authorizations awarded to El Pilón include:

1.	Registration as Corporation that generates dangerous substances and residues. It was awarded on February 10, 2004 under document No.SGPARN.014.02.02.121/04 AND NRA: MPIMJ1407611.

2.	Annual Operating Certificate issued in 2007. It is current.

DE-00324 / May 23, 2013	Page 20.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

3.	Analysis of Risk for the Plant. It was authorized on April 27, 2007 under document No. DGGIMAR – 710/002839.

4.	Program of Accident Prevention approved on April 19, 2007 under document No. DGGIMAR. 710/002515.

5.	Declaration of Delivery, Transportation and Reception of Dangerous Substances since 2004.

6.	Program of Environmental Audit applicable since January 31, 2008. Currently under process to close the audit works.

7.

Title for the use of underground water. It was awarded on August 13, 1996 under document No.4JAL104892/12FPGE96 FOR 72,000 m3 PER YEAR. It was modifies to increase the volume to 438,000 m3 per year under Concession Title No. 08JAL104892/12FPOC09 dated August 18, 2009 and registered on January 10, 2011.

8.	Title of Concession for Residual Water Discharge awarded under document No.: 08JAL150009/ 12EMOC11; it is currently under registration at the Public Registry of Water Rights office.

9.	Categorization as Generator of Dangerous Residues. Registered on March 27, 2008 under document No. SGPARN.01402.02.486/08 and Registry No. 14/EW-0010/04/08.

10.	Bond for Mine Closure in force since 2008.

11.	Updated Categorization as Generator of Dangerous Residues. Registered on February 18, 2011 under document No. AGPARN.014.02.02.137/2011 and registry No. 14/HR-0086/02/11.

12.	Certificate of Clean Industry awarded on May 21, 2012 under document No. PFPA/2/1S.3/519/12 and in force from June 8, 2012.

Periodic site inspections by regulators are being performed by Mexican Official Inspectors to observe site safety and environmental conditions.

Environmental studies developed and reported by El Pilón include the following:

  Analysis of water, Jul. 2008, Sep. 2009, Aug. 2010, Aug. 2011, Apr. 2012.
  Study of fixed sources, Dec. 2006, Apr. 2008, Nov. 2009, Nov. 2010, Aug. 2011, Jul. 2012.
  Study of risks, May, 2007.
  Study of Cyanide in Tailings, Jul. 2008, Sep. 2009, Aug. 2010, Aug. 2011, Jul. 2012.
  Program for prevention of accidents, May, 2007.
  Perimeter study of noises, Dec. 2007, Jul. 2008, Oct. 2009, Aug. 2010, Aug. 2011. Jul. 2012.
  Study of noises in working areas, Jul. 2007, Apr. 2009, Mar. 2011, Apr. 2012.
  Study of thermal conditions in working areas, Jul. 2007, Apr. 2009, Mar. 2011, Apr. 2012.
  Study of dust contaminations in working areas, Jul. 2007, Apr. 2009, Mar. 2011, Apr 2012.
  Program of environmental audit in application since February, 2008.
  Study of vibrations in working areas, May. 2006, Sep. 2009, Aug. 2011, Apr. 2012.
  Studies of fixed lands, May 2006, Sep. 2009, Aug. 2011, Apr. 2012.
  Study of acid vapour, Aug. 2010, Aug, 2011, Jul. 2012.
  Study of light conditions in working areas, Jul. 2007, Apr. 2009, Mar. 2011, Apr. 2012.
  Study of soils categorization, Apr. – Nov. 2010.
  Biphenyl’s presence study, Aug. 2008.

DE-00324 / May 23, 2013	Page 20.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

20.3     Health and Operating Safety

El Pilón as is the case with all industries in México participates in the Social Security program by paying a percentage of the salaries for all workers and employees to the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social or IMSS). IMSS protects the health of all workers in México from birth to death.

According to Mr. Diego Miguel Sánchez, mine Safety Engineer, the San Martín operating conditions have improved significantly from 2008, which was a dismal year for safety issues recording 50 accidents of incapacitated severity to 18 during the first eight months of 2012. During the month of October 2012 a new safety program is being implemented (SSIFMSC) with the objective to reach the “zero accidents” target. One fatal accident was recorded in 2009.

Current index of accident severity for the first eight months of 2012, which measures lost working days due to incapacitating accidents is 0.20 in comparison to 0.98 for 2008 and 2.32 for 2009 when the fatal accident was recorded. This index measures working shifts lost per each 100,000 hours of work.

20.4     Social or Community Impact

During the period of 2009 through July 2012, San Martín has provided support to the nearby communities including total expenditures of $62,856. This does not include El Pilón’s personnel involved in community activities and volunteer work. Expenditures for social and community projects and activities for this period (2009 – July 2012) are listed in Table 20-1.

The company actively supports the local School system, including economic participation for teachers and school personnel, materials and facilities improvement, and including voluntary presentations for the proper use of water and other health habits, including sports and medical care.

San Martín maintains an active participation in development and care of the community’s infrastructure, such as road maintenance, water supply, health facilities, cleaning programs and waste disposal. San Martín collaborated with the community in the construction of water pipelines for the town and nearby residents in preparation for human and cattle water consumption during the dry season.

TABLE 20-1
First Majestic Silver Corp.
San Martín Silver Mine
Summary of Investments on Community Activities, 2009 through 2012

Year	Concepts	Investments, US$
2009	Schools, Town festivals, Church	3,312
2010	Schools, Town Festivals and Cultural, Sports, Fuel for Safety, Church, Water	15,086
2011	Schools, Town Cleaning, Fuel for Safety, Health	20,398
2012	Schools, Town Cleaning, Water Issues, Health, Fuel for Safety, Infrastructure	24,060
Total	2009 through July 2012	62,856

DE-00324 / May 23, 2013	Page 20.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

San Martín also participates in providing fuel for the National Guard and local Police to increase their safety surveillance throughout the region.

20.5     Mine Closure

The San Martín Mine Closure Plan for 2012 was updated and presented to the corresponding authorities in the city of Guadalajara, State of Jalisco on January 4, 2012.

The Mine Closure costs were estimated on the basis of the Asset Retirement Obligations which are applicable to the execution of the various activities to be carried out for all the installations and infrastructure developed for exploration, mining, and processing to return the area to original or similar conditions of natural environment.

The estimated costs include all installations and infrastructure used in mining operations which will be sealed and for final disposition of foundations, machinery, and equipment to be retired from the area. The Plan also includes handling of all the dangerous substances and residues, as well as revegetation of the land with local species.

The estimated cost for the Mine Closure Plan resulted in an increment of 9.5 percent with respect to the previous estimated cost, for a total of $2.6 million at December 31, 2012. This estimated cost is reported to SEMARNAT and FMS registers the amount as a liability in the Company’s books. Table 20-2 shows a summary of Mine Closure estimated costs as reported by the Durango office for the year 2012.

TABLE 20-2
First Majestic Silver Corp.
San Martín Silver Mine
Summary of Estimated Investments for Mine Closure as of December 2012

Description	Workings and Activities	Cost, US$ (000's)
A	Underground Mines and Installations
	Underground Mines Equipment Installations	285
B	Processing Plant and Installations
	Crushing area	291
	Milling and Classification areas	114
	Dynamic Leaching area	594
	Flotation and Testworks areas	93
	Services for the Plant and Associated areas	40
	Rehabilitation of Processing Plant area	130
C	Tailing Storage Falicities
	Tailing Dam	912
D	Infrastructure and Housing
	Living and Eating Housing	58
	Sport and Entertaining Facilities	12
	Site Restitution	73
	Total Estimated Cost	2,601

DE-00324 / May 23, 2013	Page 20.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

21.     Capital and Operating Costs

During the past two years management has done a very good job of controlling both capital and operating costs of the San Martin Silver Mine business unit. Between 2010 and 2011, operating costs were actually lowered by about 12.8 percent. Capital costs have been held in check, but will increase in the next few years as spending for the on-going expansion of operations from a nominal 900 tpd to 1,300 tpd is increased.

21.1     Capital Expenditures

Capital expenditures for the San Martín silver mine operation during the last few years have mainly been for replacement of mine equipment and mine development and exploration. However, during the past year, management has embarked on an expansion program to upgrade mine and plant facilities and increase the mill throughput from a nominal 900 tpd to 1,300 tpd, and capital spending for plant upgrades, including replacing undersize equipment with larger units or installing additional equipment. More discussion regarding the on-going San Martín silver mine expansion plan is found in Section 22 of this report.

A summary of the capital expenditures during the period 2008 through December 2012 is shown in Table 21-1.

Forecast LOM Capital expenditures and sustained capital are shown in Section 22. Capital costs are based on a combination of the 2013 LOM budget and vendor quotes.

TABLE 21-1
First Majestic Silver Corp.
San Martín Silver Mine
Capital Expenditures 2008 through December 31, 2012 (000's)

Capital Expenditures, $X 000	2008	2009	2010	2011	2012	TOTAL
Mine Development	5,150	1,256	2,058	3,245	5,088	16,797
Exploration	3,321	432	1,046	3,046	5,563	13,408
Mine Equipment	1,344	416	1,089	7,183	1,142	11,174
Plant Equipment	1,617	111	237	70	1,195	3,230
Vehicles				120	278	398
Other assets	7	5	384	846	464	1,706
TOTAL	11,439	2,220	4,814	14,510	13,730	46,712

21.2     Operating Costs

The operating costs included in the LOM are derived from the 2013 budget for the near-term and adjusted for factors regarding expected cost changes in the later years. The budget is built using various cost inputs including operating experience, quotes from various service providers, anticipated personnel changes, and changes in production.

Labor costs for the San Martín silver mine business unit consist of a combination of company personnel and contracted labor for many aspects of the operation. The overall cost of labor during 2012, including salaried staff and contractors has been about $11.65 per tonne, or about 31% of the average unit costs for the first eight months of 2012. On December 31, 2012, the manpower total for the operation was 441 people, including 352 company hourly employees, 89 staff and 137 contractors.

DE-00324 / May 23, 2013	Page 21.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The average operating costs for the San Martín silver mine unit, during 2012, were $43.46 per tonne milled and processed (286,205 tonnes). These costs reflect a trend of decreasing unit costs, which started in 2010. However the budgeted costs for 2013 are $43.44 per tonne before smelting costs and totals $46.19 after smelting costs are added. Higher forecast costs in 2013 are mainly due to the exclusion of by-product credits as a cost deduction, which was $7.90 per tonne for 2012. The 2012 operating costs compared to the 2013 budget are shown in Table 21-2.

TABLE 21-2
First Majestic Silver Corp.
San Martin Silver Mine
Operating Costs for LOM Plan

Cost Center	2012 Cost US$ per tonne	2013-2022 Projected Cost US$ per tonne
Tonnage Produced (000's) Mine Cost Mill & Process Plant Cost Site G&A Cost	286 $12.62 $22.71 $8.13	4,271 $13.11 $22.71 $7.62
Subtotal	$43.46	$43.44
Freight Insurance Cost Smelting and Refining	$1.47 $1.07	$1.34 $1.41
Total Cost	$46.00	$46.19
Total Cash Cost per Ounce of Payable Silver (1)	$13.81	$11.45

(1) LOM cash cost per silver ounce excluding any by-product credits.

The production cost per ounce of silver for the LOM, including mine operating costs, processing and general and administrative costs, freights, insurance, and smelter and refining charges, but exclusive of by-product credits is $11.45.

RPM considers the capital and operating costs for the San Martín operation to be reasonable, and in line with other similar Mexican operations.

DE-00324 / May 23, 2013	Page 21.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

22.     Economic Analysis

The results of the economic analysis to support Mineral Reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this Report include, but are not limited to, statements with respect to future metal prices and sales contracts, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new ore zones, requirements for additional capital to support the planned mill expansion, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, and title disputes or claims.

In order to analyze the economic viability of future operation of FMS’s San Martin silver mine business unit, it is necessary to construct a 9.5 year mine plan, based on mineral reserves. The San Martin engineers constructed a Life of Mine plan (LOM), in which the reserves would be depleted in the year 2022. Based on the LOM Plan, RPM has used the LOM plan as the basis for an economic analysis which extends through 2022.

22.1     Mine Development and Production, 9.5 -Year Plan

The viability of any underground operation is dependent to a greater or lesser extent on the amount of mine development work recorded each year. In the case of San Martin, which as a vein mine, the success of the operation is extremely dependent on achieving the annual budgeted mine development. The mine exploration and development programs have been greatly expanded in the last two years to explore and develop known veins outside the Zuloaga system, especially Rosario and ancillary veins and the Esperanza vein and ancillary veins. The operators have successfully identified a substantial resource base in these areas and preparations for stoping are underway.

Success in developing new reserves in these projects has prompted management to approve an expansion program to increase production capacity to 1,300 tpd with 900 tpd mined from the Zuloaga mine area, and 400 tpd projected from the Rosario, Huichola and other newly discovered veins under preparation for development. A key component of the 9.5 -year plan, is that 2013 exploration and development advance (12,030 m excluding contracted ventilation boreholes), is projected at more than double the rates achieved in 2011 (7,830 m) and in 2012 (6,839 m). The 9.5 year direct exploration and development plan is shown in Table 22-1.

Mine production will be accelerated during 2013 in compliance with the expansion plan. Production will be increased by about 80,000 tonnes in 2013 to 361,600 tonnes, and by an additional 65,000 tonnes in 2014 to 426,400 tonnes, which will be maintained for the LOM. The increment over the mine and mill production rates in the recent past is about a 67 percent increase.

The production schedule is shown in Table 22-2.

Manpower levels for the LOM plan are projected to remain steady for 9.5 year period. The total company manpower planned for the expanded operation is 510 company personnel; 288 hourly employees and 102 staff and administrative employees. 120 contractors will be employed in the mine for development and production as has been the case in the past. A summary of the personnel in the 9.5 -year plan (excluding contractors) is shown in Table 22-3.

Capital investments planned by San Martín for the next 9.5 years in accordance to their projected needs are substantially higher than those recorded during the past five years, mainly because of the in-progress expansion of mine and mill. The plan for 2013 is for expenditures of $26.8 million, of which $0.96 million will be spent on mine equipment for the operation, $14.0 million for the expansion of the mill, $2.7 million in development and exploration, $4.3 million on mine development and exploration for the expansion requirements.

DE-00324 / May 23, 2013	Page 22.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 22-1
First Majestic Silver Corp.
San Martin Silver Mine
LOM Development Plan per Area, Meters

	Annual Development
Development Area	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Zuloaga	4,077	2,956	2,956	2,956	2,956	2,956	2,956	2,956	2,956	2,956	30,677
Bajo Del Lazo Cimoide	300	94	94	94	94	94	94	94	94	94	1,150
La Blanca	322	333	333	333	333	333	333	333	333	333	3,322
San Pedro	250	156	156	156	156	156	156	156	156	156	1,650
Desprendimiento 7000	350	178	178	178	178	178	178	178	178	178	1,950
Zona 6195	750	261	261	261	261	261	261	261	261	261	3,100
Veta 5960	-	378	378	378	378	378	378	378	378	378	3,400
Veta 420	215	215	215	215	215	215	215	215	215	215	2,150
La Choricera	200	217	217	217	217	217	217	217	217	217	2,150
Rosario	3,017	3,017	3,017	3,017	3,017	3,017	3,017	3,017	3,017	3,017	30,167
La Esperanza	300	383	383	383	383	383	383	383	383	383	3,750
La Hedionda	412	411	411	411	411	411	411	411	411	411	4,112
La Hedionda 2	-	150	300	300	350	500	500	200	-	-	2,300
La Huichola	-	-	-	460	560	660	650	370	-	-	2,700
La Guitarrona	-	-	-	-	400	400	300	-	-	-	1,100
El Pitayo	-	-	-	-	500	800	900	450	-	-	2,650
La Reyna	-	-	-	-	450	550	700	550	-	-	2,250
La Lima	-	-	-	-	-	250	550	650	200	-	1,650
Zuloaga Respaldos	-	-	200	250	300	200	-	-	-	-	950
Total Development	10,193	8,748	9,098	9,608	11,158	11,958	12,198	10,818	8,798	8,598	101,178

Ventilation Raises	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Meters
Robbins Raises Huichola	280										280
Robbins Raises Pinalillo		300									300
Robbins Raises Rosario	340										340
Robbins Raises Western Pinalillo		300									300
Total Rise Bores	620	600	-	-	-	-	-	-	-	-	1,220

DE-00324 / May 23, 2013	Page 22.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 22-2
First Majestic Silver Corp.
San Martín Silver Mine
LOM Production Schedule, Annual Production, K Tonnes

Vein	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total, K t
Zuloaga	218	212	187	187	187	187	76	0	0	0	1,254
Bajo Del Lazo Cimoide	5	5	16	16	13	0	0	0	0	0	55
La Blanca	0	10	10	10	15	15	20	0	0	0	80
San Pedro	0	10	10	10	6	0	0	0	0	0	36
Desprendimiento 7000	0	10	14	14	8	0	0	0	0	0	46
Zona 6195	0	10	10	10	2	0	0	0	0	0	31
Veta 5960	0	10	10	10	10	8	0	0	0	0	48
Veta 420	6	7	7	7	7	9	20	25	22	0	110
La Choricera	0	15	15	15	15	16	7	0	0	0	83
Rosario	62	70	70	70	70	70	181	284	341	476	1,695
La Esperanza	3	3	3	3	8	8	15	25	14	0	82
La Hedionda	23	13	13	13	13	13	5	0	0	0	92
La Hedionda 2	0	0	9	9	10	10	20	15	4	0	77
La Huichola	0	0	0	0	6	11	20	25	17	0	78
La Guitarrona	0	0	0	0	0	9	10	10	0	0	29
El Pitayo	0	0	0	0	0	9	20	10	6	0	45
La Reyna	0	0	0	0	0	9	20	15	7	0	51
La Lima	0	0	0	0	0	0	10	20	18	0	48
Dique 690	0	0	1	1	4	4	5	0	0	0	15
Zuloaga Respaldos	46	54	54	54	54	52	0	0	0	0	316
Total Production, K Tonnes	363	429	429	429	429	429	429	429	429	476	4,271

DE-00324 / May 23, 2013	Page 22.3

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

This program is been approved by FMS. A summary of the Capital expenditures projected for the expansion project is shown in Table 22-4.

TABLE 22-3
First Majestic Silver Corp.
San Martin Silver Mine
LOM Project Manpower 2013 through 2022

Area or Department	Staff	Hourly	Contractors	Totals
Mine	20	118	120	258
Mill & Plant	12	50		62
Assay Lab	2	11		13
Maintenance	3			3
Automobile shop	1	7		8
Diesel shop	7	32		39
Electric shop	3	7		10
Plant maintenance	7	18		25
Engineering	9	6		15
Geology	13	20		33
Exploration		6		6
Safety & Environmental	5	7		12
Warehouse	4	4		8
Warehouse at Zapopan City	2			2
General Offices		1		1
Accting & Control	3			3
Human resources	6			6
It systems	2			2
Janitorial	3			3
Construction		1		1
Totals	102	288	120	510

TABLE 22-4
First Majestic Silver Corp.
San Martín Silver Mine
2013 Capital Expenditures Plan

Description	Total US$ (000's)
Mill and Other Equipment	4,835
Mine Equipment	958
Sustaining Capital for Operation	5,793
Development and Exploration	2,703
Processing Plant Expansion	13,997
Development for Expansion	4,356
Expansion Project 1,300 tpd	18,353
TOTAL	26,849

DE-00324 / May 23, 2013	Page 22.4

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

A summary of the 9.5 year Plan Sustaining Capital and Operating Costs are shown in Table 22-5 and Table 22-6.

TABLE 22-5
First Majestic Silver Corp.
San Martín Silver Mine
LOM D&E and Sustaining Capital US$ (000's)

Description	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Mine Development	6,145	5,605	5,916	6,871	7,336	7,455	6,672	5,425	5,295	56,720
Exploration	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,000		9,400
Development & Exploration	7,345	6,805	7,116	8,071	8,536	8,655	7,872	6,425	5,295	66,120
Mine Equipment	1,200	1,200	1,200	1,200	1,200	800	800	800		8,400
Plant Equipment	200	200	200	200	200	200	200	200		1,600
Reclaiming									500	500
Tailings Pond Lift	150	150	150	150	150	150	150	150	150	1,350
Mine Closing									1,000	1,000
Sustaining Capital	1,550	1,550	1,550	1,550	1,550	1,150	1,150	1,150	1,650	12,850
Total D&E and Sustaining Capital	8,895	8,355	8,666	9,621	10,086	9,805	9,022	7,575	6,945	78,970

22.2     Economic Projections for the San Martin Silver Mine

RPM prepared a Base Case cash flow based on Proven and Probable Reserves, which extends the mine life for 9 ½-years through 2022. The projected net revenues are $485.9 million, with cumulative operating cash flow of $226.6 million, and net cumulative cash flow of $120.8 million after capital costs, sustaining capital costs, profit sharing, and taxes. The investment of the expansion project will require a payback period of 2.2 years and NPV of the expansion project of $89.9 million at a discounted rate of 5 percent resulting in 255% internal rate of return.

TABLE 22-6
First Majestic Silver Corp.
San Martín Silver Mine
Operating Costs for LOM Plan

Category	2012 to 2022
Thousand Tonnes Mined/Milled	4,271
Mine	13.11
Mill & Process Plant	22.71
Site G&A	7.62
Sub Total	43.44
Freight, Insurance, Marketing	1.34
Smelting and Refining	1.41
Sub Total	2.75
Total Cost	46.19

Table 22-7 presents FMS’s Cash Flow for the San Martín Silver Mine.

DE-00324 / May 23, 2013	Page 22.5

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 22-7
First Majestic Silver Corp.
San Martin Silver Mine
Base Case - Cash Flow Summary US$ (000's)

Year ending 31 December	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Production
Production Tonnes (000'S)	363	429	429	429	429	429	429	429	429	476	4,271
Ag grade gpt	168.3	164.0	163.0	163.0	165.4	165.1	162.2	156.5	153.5	144.5
Metallurgical Recovery	78.0	78.0	78.0	78.0	78.0	78.0	78.0	78.0	78.0	78.0
Ounces of Silver (000'S)	1,532	1,764	1,754	1,754	1,779	1,776	1,744	1,684	1,652	1,727	17,167
Net Revenues	$43,372	$49,932	$49,646	$49,639	$50,360	$50,268	$49,375	$47,662	$46,750	$48,875	$485,881
Operating Costs
Operating Costs	$15,769	$18,636	$18,636	$18,636	$18,636	$18,636	$18,636	$18,636	$18,636	$18,986	$183,844
Freight Insurance Cost of Doré	$504	$588	$585	$584	$593	$592	$581	$561	$550	$575	$5,714
Total Operating Costs	$16,273	$19,224	$19,221	$19,221	$19,229	$19,228	$19,217	$19,197	$19,187	$19,561	$189,558
Production Profit	$27,099	$30,708	$30,425	$30,418	$31,131	$31,040	$30,158	$28,465	$27,564	$29,314	$296,323
Depreciation (-)	$3,340	$4,309	$5,354	$6,592	$8,195	$10,132	$12,584	$15,591	$17,856	$34,876	$118,829
Earnings Before Tax	$23,759	$26,399	$25,072	$23,826	$22,936	$20,908	$17,574	$12,874	$9,707	$(5,562)	$177,494
Profit Sharing	$2,131	$2,046	$2,088	$2,071	$2,059	$2,019	$1,933	$1,854	$1,914	$2,072	$20,188
Income Tax	$3,794	$5,316	$5,274	$5,213	$5,186	$5,077	$4,847	$4,651	$4,839	$5,264	$49,463
Net Earnings (Loss))	$17,834	$19,036	$17,709	$16,542	$15,692	$13,811	$10,794	$6,369	$2,954	$(12,898)	$107,844
Depreciation (+)	$3,340	$4,309	$5,354	$6,592	$8,195	$10,132	$12,584	$15,591	$17,856	$34,876	$118,829

Cash Flow From Operatios	$21,174	$23,345	$23,063	$23,134	$23,887	$23,943	$23,378	$21,960	$20,811	$21,978	$226,673
Capital Expenditure
Capex	$18,353	$-	$-	$-	$-	$-	$-	$-	$-	$-	$18,353
Sustaining Capital	$5,793	$1,550	$1,550	$1,550	$1,550	$1,550	$1,150	$1,150	$1,150	$1,650	$18,643
Exploration and Development	$2,703	$7,345	$6,805	$7,116	$8,071	$8,536	$8,655	$7,872	$6,425	$5,295	$68,823
Total Capex	$26,849	$8,895	$8,355	$8,666	$9,621	$10,086	$9,805	$9,022	$7,575	$6,945	$105,819
Net Cash Flow	$(5,675)	$14,450	$14,708	$14,468	$14,266	$13,857	$13,573	$12,938	$13,236	$15,033	$120,853
CUMULATIVE	$(5,675)	$8,776	$23,483	$37,951	$52,217	$66,075	$79,647	$92,585	$105,821	$120,853

ECONOMIC EVALUATION
Description	US$ (000'S)
UNDISCOUNTED CASH FLOW	$120,853
DISCOUNT RATE	NPV
5%	$89,992
10%	$68,805
15%	$53,828
20%	$42,958
IRR	255%
PAYBACK YEARS	2.2

DE-00324 / May 23, 2013	Page 22.6

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The assumptions for this Cash Flow are:

  Proven and Probable Mineral Reserves of oxides mineralization. Increasing mining production from 900 tpd in 2013 to 1,300 tpd in 2014.
  Underground mining methods with average grade of Reserves at 160 g/t Ag.
  Mine plans were designed for the Mineral Reserves.
  Metallurgical recovery is estimated to average Ag 78%.
  Annual metal prices based on $28.82/oz Ag for 2013 to 2022.
  Constant operating costs at $46.19 per milled tonne.
  Capital costs estimated by San Martin of $26.9 million in 2013 and $66.1 million of D&E for the LOM, and sustaining capital costs of $12.8 million for the LOM.
  Expected annual production to reach 1.8 million silver ounces in 2017 at a cash cost of $11.45 per silver exclusive of by-products.

A sensitivity analysis was completed including silver prices, operating costs, and capital cost variations at plus and minus 10%, 20%, and 30%. The sensitivity of the silver grade is mirrored by the silver price and therefore is not shown here. These show higher sensitivity to metal prices with lower sensitivity to operating and capital costs. Table 22-8 shows a summary of results of the sensitivity analysis. Figure 22-1 shows the sensitivity analysis for net present value and for internal rate of return of the project.

22.3     RPM Opinion

According to the economic analysis the operating investments based on estimated Proven and Probable Mineral Reserves which include mine plans for operating the San Martin mine to the year 2022 appear reasonable and achievable according to the program schedule and assumptions considered. There is an upside potential for the operation if the inferred mineral resources can be converted with additional drilling exploration and development to higher category of resources and even to mineral reserves.

The sensitivity analysis shows San Martin’s robust economic results under the assumptions and price considerations for the mine operation.

DE-00324 / May 23, 2013	Page 22.7

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

TABLE 22-8
First Majestic Silver Corp.
San Martin Silver Mine
Sensitivity Analysis of Main Parameters

Parameter Variation	Value	Project
				Payback
	Silver Price			Period
Silver Price	($US/ounce)	IRR (%)	NPV 5% ($M)	(Years)
-30%	20.17	N/A	-23.5	Never
-20%	23.06	26%	14.2	10.1
-10%	25.94	130%	52.0	3.9
0%	28.82	255%	90.0	2.2
10%	31.70	400%	127.6	1.4
20%	34.58	N/A	165.0	0.0
30%	37.47	N/A	203.0	0.0
				Payback
	Silver Grade			Period
Silver grade	(gpt/ounce)	IRR (%)	NPV 5% ($M)	(Years)
-30%	112	33%	18.5	8.8
-20%	128	75%	42.3	4.7
-10%	144	137%	66.1	3.1
0%	160	255%	90.0	2.2
10%	176	568%	113.6	1.7
20%	192	N/A	137.4	1.3
30%	208	N/A	161.1	1.0
				Payback
	Life of Mine			Period
Operating Costs	(US$/Tonne)	IRR (%)	NPV 5% ($M)	(Years)
-30%	30.41	500%	112.4	1.7
-20%	34.75	402%	104.9	1.9
-10%	39.10	318%	97.3	2.0
0%	43.44	255%	90.0	2.2
10%	47.78	210%	82.3	2.4
20%	52.13	174%	74.8	2.7
30%	56.47	145%	67.2	3.0
				Payback
	Project Capital			Period
Capital Cost	Cost ($M)	IRR (%)	NPV 5% ($M)	(Years)
-30.00%	18.8	N/A	95.9	1.2
-20%	21.5	N/A	93.9	1.5
-10%	24.2	448%	91.8	1.9
0%	26.8	255%	90.0	2.2
10%	29.5	180%	87.9	2.6
20%	32.2	120%	85.9	2.9
30%	34.9	70%	84.0	3.2

(1) N/A means the data is not available or not possible to calculate

DE-00324 / May 23, 2013	Page 22.8

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

Project Internal Rate of Return%
600%
500%
400%
300%
200%
100%
0%
-30%
-20%
-10%
0%
10%
20%
30%
Silver Price
Silver grade
Capital Cost
Operating Costs

Project Net Present Value ($M)
250
200
150
100
50
0
-50
-30%
-20%
-10%
0%
10%
20%
30%
Silver Price
Silver grade
Capital Cost
Operating Cost

Prepared by RungePincockMinarco 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for ***First Majestic Silver Corp.*** Project Name San Martin Silver Mine	FIGURE 22-1 Sensitivity Analysis, Project Net Present Value and Project Internal Rate of Return	Date of Issue April 2013
Project No. DE-00324			Drawing Name Fig 22-1.dwg

23.     Adjacent Properties

The San Martín Silver Mine is located within the Bolaños Mining District. The Bolaños Mining District comprises an area of approximately 20 kilometers in NS extension by about 5 to 8 km in EW orientation; it includes from the San Martín Silver Mine in the southern part of the District to the Bolaños Mine in the northern part.

The Bolaños Mine is not owned by FMS and has been inactive since about 1998; it is the only other significant mineral deposit located near the San Martín area. Reportedly, all the Bolaños Mining District (including the Bolaños Mine and San Martín Silver Mine) has produced approximately 100 million ounces of silver throughout its historical operation (Grupo México).

No other mining property exists adjacent to the San Martín Silver Mine. All surrounding areas to San Martín have been claimed, and are owned by FMS through its Mexican subsidiary Minera El Pilón, S.A. de C.V. except for one concession located near the north-western part of the area and outside of San Martín Silver Mine’s working zones. These concessions cover the San Martìn mineral rights. Please refer to the claims map, Figure 4-1 of this report.

The San Martín Silver Mine is located within an isolated Mining District in the northwest trending Sierra Madre Occidental. Other operating mines and Mining Districts within the Sierra Madre Occidental range include multimillion ounce producers of precious metals, such as the Zacatecas and the Fresnillo Districts (currently the largest primary silver producer in the World), in operation by Fresnillo Plc and other operators to the North of San Martín. These other mining districts, however, are located hundreds of kilometers away from San Martín, within the States of Zacatecas, Guanajuato, and Durango, México.

DE-00324 / May 23, 2013	Page 23.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

24.     Other Relevant Data and Information

There is no additional information discussed on the report.

DE-00324 / May 23, 2013	Page 24.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

25.     Interpretation and Conclusions

In June 2006, FMS acquired control of FSR, and subsequently and consequently is now the 100-percent owner and operator of the San Martín Silver Mine.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 m with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983 to December 31, 2012, about 5.5 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 38.4 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main structure.

The current 900 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crowe method, by adding zinc dust and smelting the precipitates into doré bars for shipment to a smelter. Currently, the mill capacity is being expanded to 1,300 tpd. Other installations include laboratory facilities, offices, dining room and some housing for key employees.

RPM is aware the liabilities are typical for an underground mining operation with tailings dumps and water reclamation. Other liabilities are the waste dumps that are built at the mine adits and also all the roads for transportation from mine adit to mine adit as well as haulage of ore to the mill. The haulage is the main issue producing dust, especially as it passes by the San Martin town, thus the ore is covered with a canopy to avoid additional disturbances. Also soil disturbance is part of the typical environmental liabilities in the San Martin mining district. However, FMS has established an environmental program in accordance to current regulations.

In addition to the mineral rights covered by 33 mining concessions that include 37,517 hectares (92,708 acres), FMS also has purchased the surface rights for 1,296 hectares (3,202 acres) of land that include the mine installations, part of the access roads, and surrounding areas. Additionally, San Martin has acquired the surface rights of 160 hectares (394 acres) of land where the plant installations and camp are located. Mineral rights are independent from land surface rights.

San Martín’s and FMS’s Mexico corporate offices are located in the state of Durango, City of Durango, where purchasing, legal and accounting administrative functions give support to the mining operation. FMS head offices for all its Mexican subsidiaries and operations are located in Vancouver, B.C., Canada.

Mine and plant statistics for 2012 indicate that the Run-of-Mine (ROM) ore averaged 136 g/t Ag. The total 2012 silver and gold recovery into doré totaled 957,195 ounces and 1,323 ounces, respectively. Conversion of the estimated Resources for December 31, 2012, to Reserves as reviewed by RPM resulted in 4.3 million tonnes at an average grade of 160 g/t-Ag for a total silver only contained ounces of 22.0 million. These estimated Proven and Probable Reserves are sufficient for 9.5 years of operation from 2013.

At the San Martin mine, the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins are now being investigated within the area with excellent results. These mineralized structures within the San Martin area contain economic silver mineralization and occur with similar structural and mineral characteristics as those of the Zuloaga vein.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration.

An aggressive exploration program was implemented at San Martin from the 4th quarter of 2008 to date, including exploration and development of the Zuloaga, Rosario, La Esperanza, and their accessory veins. This program included a total of 435 drill holes with total drilled depth of 61,118 meters. Inferred mineral resources are an upside potential if appropriate exploration drilling and development is made to increase the quality to a higher level of resource and eventually convert them to mineral reserves.

DE-00324 / May 23, 2013	Page 25.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

The Reserves and Resources herein reported by FMS for the San Martín mine and reviewed by RPM constitute part of a mineral deposit that is currently under operation, without technical, legal, environmental, or political restrictions. The key factors that could affect the mineral resources include the cut off grade can vary because of commodities prices fluctuations, the unexpected presence of local faulting, any changes in the metallurgical recovery assumptions, the continued control of dilution assumptions., operating cost assumptions, which could affect the cutoff grade, also geotechnical assumptions unplanned variations to the approved mine plan, and presence of clays and clay-like minerals that can cause material handling problems.

Most of the area covered by the concessions is mining and prospective land for mineral exploration and mine development in rough topography.

The Exploration potential includes the strike and depth extensions of the Rosario Veins and the intersections of Rosario vein with other structures cross cuts and branches of the major veins and potential mineralization of the Borrotes rock formation.

There is additional upside potential if gold, lead and zinc can be estimated as mineral resources.

San Martin has regular contracts with the smelters and refineries of MET-MEX Penoles located in the city of Torreon, Coahuila State, México and with the U.S. Salt Lake City-based Johnson Matthey, Inc. Met Mex Peñoles are the largest silver refinery in México and the World, with a capacity of approximately 100 million ounces of silver per year. Johnson Matthey is a world scale operation and services clients on a global basis. The contracts between San Martin, Peñoles, and Johnson Matthey for sales of doré and concentrates are typical for those kinds of minerals.

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally.

25.1     Conclusions

A simplified cash flow has been prepared and is presented as Table 22-7 of this TR. The mine plan economics covers the period through December 2022, at which time the known Proven / Probable Reserves would be depleted.

The mine plan shows positive economics over the LOM. There is upside potential if exploration activities can delineate additional mineralization that could support Mineral Resource estimation and potential conversion to Mineral Reserves.

As expected, the operation exhibits the higher sensitivity to metal prices, followed by capital costs, and finally by operating costs.

DE-00324 / May 23, 2013	Page 25.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

26.     Recommendations

The San Martín mine has been in operation since 1983, with a long history of Mineral Reserves development. Exploration plans have been the key to continuous and successful discovery of additional Mineral Resources and increasing Mineral Reserves. However, RPM recommends taking special care for preventing the typical risks associated to mining operations such as maintaining an effective program of community relations, safety measures for preventing possible tailings dam damages, maintaining roads for mineral transportation considering that the haulage is the main issue producing dust, especially as it passes by the San Martin town.

RPM highly recommends a continued support for the exploration activities in San Martín to develop Resources and extend the mine life. As of December 31, 2012 San Martín holds 9.5 operating years based on currently estimated Reserves and on the projected mine plan. Care must be taken to prioritize the exploration targets since the area holds a broad potential for possible discovery of new mineral resources. Underground access to the areas of exploration must be a primary objective to investigate identified resource targets.

RPM believes that immediate stoping of deposits identified in the exploration projects, such as Rosario and Esperanza, is an impediment to the logical planning of mining for the future. It is very difficult to build a detailed mine plan around areas, which have been developed and mined as per very short term mine planning. In addition, stoping of the new ore results in excessive delays in exploration of the veins, which is counter-productive to the objectives of the exploration project. However, RPM recognizes it is urgent to develop stopes in the new ore zones to bring the production rate of the San Martin business unit up to the planned 1,300 tpd.

In any case, detailed mine planning and engineering of installations for the permanent infrastructure of the exploration projects is needed. RPM believes that an engineering and planning group expressly for the San Martín Silver mine operation is needed. The corporate engineering and planning group is very competent, but since they are responsible for engineering and planning in five operations, it is difficult for them to do the detailed planning and engineering as well as a local group could accomplish.

RPM have not made specific work program recommendations since is an operating mine, RPM, however, has made recommendations as to workflow improvements.

DE-00324 / May 23, 2013	Page 26.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

27.    Certificate of Qualified Person

Leonel López, C.P.G.
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
llopez@rpmglobal.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for RungePincockMinarco of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the San Martín Silver Mine, Jalisco State, México dated May 23, 2013 (the “Technical Report”).

1.

I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, an SME Founding Registered Member (#1943910), a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2.

I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3.

Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4.	As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5.

I am presently a Principal Geologist with the international resource and mining consulting company of RungePincockMinarco and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6.

I have previously worked on the San Martín Silver Mine, as part of a RungePincockMinarco team as Project Manager for Technical Report dated on February 26, 2009, and to review the exploration program. As part of this study, I visited the project site from August 28 to September 1, 2012, and previously visited San martin on November 2 – 4, 2008, January 23 – 26, 2007, May 16 – 19, 2005, and in early 1997, for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and resource estimates and data, and discussing the project with site personnel.

7.

I am the primary author and responsible for the preparation of this Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other RungePincockMinarco representatives that were qualified in those particular disciplines (mining, environmental and metallurgical), which I believe to be reliable work. I have visited the project in August 28 to September 1, 2012 and I have acted as Project Manager for the preparation of this Technical Report.

DE-00324 / May 23, 2013	Page 27.1

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101, Form 43-101F1and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

DE-00324 / May 23, 2013	Page 27.2

This report has been prepared for First Majestic Silver Corp. and must be read in its entirety and subject to the third party disclaimer clauses contained in the body of the report